Filed pursuant to Rule 424(b)(3)
Registration No. 333-173791

JUHL WIND, INC.

10,000,000 Shares of Common Stock

We are offering 10,000,000 shares of our common stock and we intend to use the net proceeds of this offering for acquisition of companies and other assets complementary to our business and for general corporate purposes.  The public offering price of our common stock offered hereby is estimated to be between $1.00 and $1.50 per share, which is based on our current market price.   Our common stock is currently quoted on the OTC Bulletin Board under the symbol “JUHL”.  On April 26, 2011, our common stock closed at $1.28.

The public offering price of the common stock offered by this prospectus will be determined by management in consideration of market conditions and other prevailing factors on the day we price the shares covered by this prospectus. The offering price may not reflect the price at which the common stock trades. The trading price is subject to change as a result of market conditions and other factors and we cannot assure you that the shares can be resold at or above the public offering price.

This is a best-efforts, self-underwritten offering.  There is no requirement to sell any specific number or dollar amount of securities but the company, through its officers, or any broker or dealer that it engages, will use their best efforts to sell the securities offered.  There is no minimum amount of securities that must be sold.

Securities offered pursuant to this registration statement may only be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold.

Investing in our securities involves certain risks. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$1.25	$12,500,000
Proceeds, before expenses, to us (1)	$1.25	$12,500,000

(1)  This amount does not include expenses up to $875,000 payable as commissions or discounts, or expenses of up to $175,000 for legal and miscellaneous expenses.

The date of this prospectus is May 13, 2011.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	6
Caution Regarding Forward Looking Statements	15
Market and Industry Data	15
Determination of Offering Price	15
Use of Proceeds	15
Dividend policy	16
Capitalization	16
Dilution	17
Market for Common Equity and Related Shareholder Matters	18
Management’s Discussion and Analysis of Financial Condition and Results of Operations	19
Industry and Market Overview	29
Description of Business	33
Management	34
Executive Compensation	50
Security Ownership of Certain Beneficial Owners and Management	54
Certain relationships and related parties	56
Description of Securities	57
Shares Eligible for Future Sale	60
Tax consequences	62
Plan of Distribution	62
Legal Matters	67
Experts	67
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	67
Index to Financial Statements	F-1

You should rely only on information contained or incorporated by reference to this prospectus in deciding whether to purchase our shares.  We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. To the extent any facts or events arising after the date of this prospectus, individually or in the aggregate, represent a fundamental change in the information presented in this prospectus, this prospectus will be updated to the extent required by law.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications.  Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information.  We are responsible for the accuracy and completeness of the historical information presented in this prospectus, as of the date of the prospectus.

Defined Terms:

Unless the context otherwise requires, “we,” “our,” “us” and similar expressions refer to Juhl Wind, Inc., a Delaware corporation (formerly MH & SC Incorporated); Juhl Energy Development, Inc., a Minnesota corporation (“Juhl Energy”); or Juhl Energy Services, Inc., a Minnesota corporation (formerly known as DanMar and Associates, Inc.) (“Juhl Energy Services”), separately prior to our share exchange transaction on June 24, 2008, in which Juhl Energy and Juhl Energy Services became wholly-owned subsidiaries of Juhl Wind, and Juhl Wind, as successor to the business of Juhl Energy and Juhl Energy Services, after giving effect to the share exchange transaction, as well as Next Generation Power Systems, Inc., a South Dakota corporation (“NextGen”), which we acquired separately on October 31, 2008 and which is now our wholly-owned subsidiary, or Juhl Wind Asset Investment, Inc., a Delaware corporation (formerly known as Juhl Wind Project Lending, Inc.), which we formed as our wholly-owned subsidiary on May 19, 2010 (“Juhl Asset Investment”).

We use the following electrical power abbreviations throughout this prospectus: “kW” means kilowatt, or 1,000 watts of electrical power; “MW” means megawatt, or 1,000 kW of electrical power; “GW” means gigawatt, or 1,000 MW of electrical power; “TW” means terawatt, or 1,000 GW of electrical power; and “kWh,” “MWh,” “GWh,” and “TWh” mean an hour during which 1kW, MW, GW or TW, as applicable, of electrical power has been continuously produced.  Capacity refers to rated capacity.  References in this prospectus to “NCF” mean net capacity market, or the measure of a wind energy project’s actual production expressed as a percentage of the amount of power the wind energy project could have produced running at full capacity for a particular period of time, and references to “RECs” mean renewable energy certificates or other renewable energy attributes, as the context requires.

Cautionary Language Regarding Forward-Looking Statements and Industry Data

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond our control.  Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this report.  Important factors that may cause actual results to differ from projections include, but are not limited to, for example:  adverse economic conditions, inability to raise sufficient additional capital to operate our business, delays, cancellations or cost overruns involving the development or construction of our wind farms, the vulnerability of our wind farms to adverse meteorological and atmospheric conditions, unexpected costs, lower than expected sales and revenues, and operating defects, adverse results of any legal proceedings, the volatility of our operating results and financial condition, inability to attract or retain qualified senior management personnel, and other specific risks that may be referred to in this report.  All statements, other than statements of historical facts, included in this current report regarding our strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects and plans and objectives of management are forward-looking statements.  When used in this current report, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.  All forward-looking statements speak only as of the date of this report.  We undertake no obligation to update any forward-looking statements or other information contained herein.  Stockholders and potential investors should not place undue reliance on these forward-looking statements.  Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we cannot assure stockholders and potential investors that these plans, intentions or expectations will be achieved.  These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.  Information regarding market and industry statistics contained in this report is included based on information available to us that we believe is accurate.  It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis.  Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.  We have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus but does not contain all information that you should consider before investing in our common stock.  You should read this entire prospectus carefully, including the information under “Risk Factors” beginning on page 6, and the consolidated financial statements included elsewhere in this prospectus.

Juhl Wind, Inc.

Juhl Wind is a leader in community wind power development and management, focused on wind farm projects primarily in the United States.  Juhl Wind services all aspects of wind farm development including full development and ownership of wind farms, general consultation on wind projects, construction management of wind farm projects and system operations and management for completed wind farms.  Additionally, we sell renewable energy products such as remanufactured small wind turbines and solar systems to consumers, directly and through our dealer network.  Juhl Wind focuses on building 5 MW to 80 MW wind farms that are jointly owned by local communities, farm owners, environmentally concerned investors, and our Company.  The wind farms are connected to the general utility electric grid to produce clean, environmentally-sound wind power.

We specialize in the development of community wind power systems, which results in land owners owning a portion of the long term equity in the wind farm that resides on their land. Our growth strategy is anchored by the competitive advantage of our portfolio of completed projects coupled with our projects under development. Our plan is to continue to provide the full range of development services across each phase of development, which we expect will grow our revenue and profitability.

Since 1999, we have developed 18 wind farms (accounting for approximately 178 megawatts of wind power) that are currently operating in the Midwestern United States. We are presently engaged in various aspects of the development of 23 wind farms totaling approximately 360 megawatts of community wind power.

Community Wind Power

Our wind power projects are based on the formation of partnerships with the local owners upon whose land the wind turbines are installed.  Over the years, this type of wind power has been labeled “community wind power” because the systems are locally owned by the landowners (often farmers).  Our Chairman and Principal Executive Officer, Daniel J. Juhl, was one of the creators of community wind power in the United States.  Community wind power is a specialized sector in the wind energy industry that differs from the large, utility-owned wind power systems.  Community wind power is a form of community-based energy development (C-BED). Various states, including Minnesota and Nebraska (where we have projects in development), have enacted C-BED initiatives, which include mechanisms to support community wind power and are intended to make it easier for community wind power projects to be successful without putting an excessive burden on utilities.  Therefore, community wind power is both environmentally sustainable and an economic stimulus for the rural areas in which it is developed.

Historically, landowners in rural areas could only benefit from the development of wind farms in their community by leasing their land to large wind developers. These large developers would then sell the wind energy to the local utility company and retain a majority of the project’s profits. We provide what we believe is a better alternative for local communities by specifically concentrating on C-BED wind projects that are owned in part by local constituents. As a result, we believe that community wind power projects keep more dollars in local communities, preserve local energy independence, and protect the environment. Our goal, and Mr. Juhl’s focus for the past 30 years, is to share ownership with local interests and to build a network of locally-owned community wind power systems.

Management

Mr. Juhl is an expert in the wind power field and is considered a pioneer in the wind industry having been active in this field since 1978.  He was a leader in the passage of specific legislation supporting wind power development in the states of Minnesota and Nebraska, as well as contributing to the development of the currently accepted, financial, operational and legal structure providing local ownership of medium-to-large scale wind farms.  John Mitola, our President, is also considered an expert in the energy field having focused his career on energy efficiency, demand side management and independent power development.   He has significant experience in the energy industry and electric industry regulation, oversight and government policy.

Further, the rest of our management team has been involved in the wind power industry for more than 30 years. We have experience in the design, manufacture, maintenance and sale of wind turbines, as well as the full-scale development of wind farms.

Achievements

Since going public, we have achieved a number of milestones, including:

•	we have secured institutional investments of over $7 million available for use as working capital;

•
we acquired NextGen which specializes in smaller scale wind turbine and solar systems.  This acquisition brings smaller wind turbine and solar expertise to the Company to enhance and expand our existing community wind power product and service offerings; in turn, we received $1 million during 2009 and 2010 from a licensing and distribution arrangement for the NextGen technology.

•	we completed the development, construction and startup on four wind farms totaling 61 MW of installed wind power:
o	the 20 MW Grant County wind farm in 2010,
o	a 1 MW wind farm commissioned in 2010 in Woodstock, and
o	two wind farms in Meeker County, Adams and Danielson, totaling 40 MW, which were commissioned in March 2011.

•	we commenced construction on two additional wind farms in 2010, which are expected to be commissioned in the coming months, including the following:

o	a 1.5 MW project in Winona County, Minnesota, and
o	a 10 MW project in Valley View, Minnesota.

•
we have worked to align ourselves with environmentally friendly concerned investors, multi-national banks, and non-traditional lenders to provide financing options for investment in our projects, as well as with traditional bank financing;

•
we have entered into strategic relationships with industry partners to enhance our ability to develop projects in our pipeline.  These relationships with turbine suppliers, a wind consulting firm and others will benefit our continued growth in the community wind power industry with the development and completion of further community wind power projects;

•
we have formed a wholly-owned lending subsidiary, Juhl Wind Asset Investment, in order to supplement financing to our community wind farm projects under development, and avoid delays and difficulties of obtaining financing from traditional lending sources; Juhl Wind Asset Investment made its first initial investment in March 2011 in the Valley View wind farm.

•
we assisted in application and receipt of a $12,564,150 U.S. Stimulus Grant for the 20 megawatt Grant County Wind Project in the fourth quarter of 2010.  The grant was issued by the U.S. Treasury Department in accordance with the American Recovery and Reinvestment Act of 2009.  The proceeds of the grant went toward partial payments of construction financing arranged by Juhl for the community wind project; and

•
we assisted in closing of permanent equity financing for the Grant County and Meeker County projects totaling in the aggregate approximately $90 million in March 2011, and assisted in the closing of a $13 million construction and bridge loan financing for the Valley View project in March of 2011.

Business Strategy

Our business strategy is to leverage our portfolio of existing community wind power projects and to take on new developments located in the United States and Canada.  We take projects where the following important conditions exist for successful developments: acceptable wind resources, suitable transmission access and an appropriate regulatory framework providing acceptable power purchase agreements and long-term utility agreements. Based on our pipeline of projects, we believe that we will experience consistent growth in the number of projects completed and the number of projects for which we are providing operational oversight. We expect that the continued growth in our project pipeline will act as a key competitive advantage as the community wind power industry grows throughout the United States and Canada.

Integral to Juhl Wind’s development efforts is the joint ownership structure created by the community wind model.  On implementing this model, a group of landowners are typically grouped together into the membership of the local entity, typically a limited liability company that becomes Juhl Wind’s partner in development.  By design, Juhl Wind’s projects are smaller as compared to larger wind farm projects, which make wind farm development less burdensome, including reducing the difficulties in locating available sites for wind farms, wind turbine supply, local construction, electrical interconnection and financing.   Thus, Juhl Wind’s projects cost less to build than large scale, multi-national or electric utility owned wind farms.  Our typical community wind farm projects range in size from 10 to 40 megawatts, equivalent to $20 to $100 million development costs for the projects.  Based on this size, community wind farms are a viable and a relatively undiscovered niche in the market.

Juhl Wind develops its community wind projects in a manner similar to any utility or independent power developer builds and operates traditional power plants.  Juhl Wind is the developer, operator and (usually) maintenance provider for the wind farms.  The wind farm systems are built to meet wind power production goals established by the electric utility buyer as required by the power purchase agreement (the “PPA”).  This PPA typically provides for a 20 year term in the agreement from the electric utility.  Since the primary cost of wind power is the initial capital cost of the system, each wind farm benefits from a steady stream of reliable revenue and cash flow for decades.

Competitive Advantages

We believe that we have a number of competitive advantages in the community wind energy production sector:

Proven Record in Developing Wind Farm Projects.  A key advantage is that we have completed 18 community wind farm projects to date and currently have 23 wind farm projects in various stages in development.  Our pipeline represents approximately 361 megawatts of generating capacity of electricity and almost $580 million in project development. We expect that when owners of new projects consider retaining a development enterprise, the ability to point to actual projects completed, along with the extensive knowledge base developed and relationships necessary to get the job done, will provide us an edge in winning projects in the future. These relationships include those with utility power purchasers, equity and debt project finance sources, turbine suppliers and contractors.

For community wind projects to be completed successfully, projects must be constructed in a cost-effective manner. In the course of completing 18 projects, we have been able to demonstrate to project owners, equity investors and lenders, that we can build wind farms on a cost-effective basis.

Experienced Management Team.  Led by an industry leader, Dan Juhl, our development team is unmatched in its general experience, credibility and proven track record.

We believe that our experience in developing community wind farms in new market areas and in operating energy companies will enable us to continue to successfully expand our development portfolio. We believe our management’s understanding of deregulated energy markets enables us to maximize the value of our development portfolio. Our team has experience in site selection, market analysis, land acquisition, community relations, permitting, financing, regulation, construction, and financing projects.

Established Local Presence.  In the Midwestern United States where we focus our activities, our management team maintains local presence and promotes community stakeholder involvement. By maintaining our principal office in Woodstock, Minnesota and satellite offices in Minneapolis, Minnesota and Chicago, Illinois, and by becoming involved in local community affairs, we develop a meaningful local presence, which we believe provides us with an advantage when working through the permitting processes and helps to enlist the support of our local communities in favor of the wind farms. We believe our local approach has enabled us to secure approvals and support for our projects in regions that have historically voiced meaningful opposition to such projects and has given us an advantage over competitors who are not as active in the local communities.  Our management’s active participation in the federal, state and local regulatory and legislative processes has led to the growth of community wind across the Midwest.

Turbine Access.  We maintain good working relationships with turbine suppliers who are actively marketing turbine equipment in our market area.   Our extensive experience to determine suitability of turbine technologies for our projects is another asset of our development team.

Corporate Information and History

On June 24, 2008, we completed a “reverse merger” transaction, in which we became a publicly-traded and reporting company through our share exchange transaction with MH & SC, Incorporated, a public company previously engaged in the health and safety supply business.  Through the share exchange transaction, the stockholders of our privately-held predecessors, Juhl Energy and Juhl Energy Services, received a majority of the outstanding shares of MH & SC and their officers and directors assumed similar positions with MH & SC.  Concurrently with the closing of the share exchange, we also completed a private placement to institutional investors and other accredited investors, in which we received aggregate gross proceeds of $5,160,000.  Following the share exchange transaction, we changed our corporate name to Juhl Wind, Inc., and Juhl Energy and Juhl Energy Services became our wholly-owned subsidiaries.

On October 31, 2008, we acquired all of the outstanding shares of common stock of NextGen. NextGen is now our wholly-owned subsidiary.

On May 19, 2010, we formed Juhl Wind Asset Investment, a wholly owned subsidiary, incorporated in the state of Delaware.

Juhl Wind is a Delaware corporation.  Our principal executive offices are located at 996 190th Avenue, Woodstock, Minnesota 56186, and our telephone number is (507) 777-4310.  We maintain a corporate website at www.juhlwind.com.  The contents of our website are not part of this prospectus and should not be relied upon with respect to this prospectus.

THE OFFERING

Common Stock

Common Stock offered by us	10,000,000 shares.

Number of shares of common stock outstanding prior to this offering	21,934,255

Maximum number of shares of common stock outstanding after this offering	31,934,255

Percentage of common stock to be acquired by new investors:	31.3%

Use of Proceeds:
We expect to receive net proceeds from the sale of common stock offered hereby, after deducting estimated discounts and commissions and estimated offering expenses, of approximately $11,450,000, based on an assumed offering price of $1.25 per share.  We intend to use the offering proceeds to fund our strategic growth initiatives, including acquisitions complementary to our business, such as wind farm management and turbine maintenance services, and general corporate purposes.

Voting rights	Each share of our common stock will entitle its holder to one vote on all matters to be voted on by stockholders.

Dividend Policy	We do not anticipate paying dividends on our common stock. See “Dividend Policy”.

Risk Factors	For a discussion of certain factors you should consider before making an investment, see “Risk Factors”.

OTCBB	“JUHL”

Summary Financial Information

In the table below we provide you with historical selected consolidated financial data for the two years ended December 31, 2010 and 2009, derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the appropriate historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Statement of Operations Data

	Year Ended December 31,
	2010	2009
Net sales	$6,268,143	$11,676,141
Cost of sales	4,894,481	9,857,714
Gross profit	1,373,662	1,818,427
Total operating expenses	4,120,271	4,418,770
Operating loss	(2,746,609)	(2,600,343)
Total other income (expense), net	(31,556)	2,246,237
Loss before income tax benefit	(2,778,165)	(354,106)
Income tax benefit	978,000	223,000
Net loss	$(1,800,165)	$(131,106)

Balance Sheet Data

	December 31, 2010	December 31, 2009
Current assets	$14,404,522	$15,461,561
Total assets	$18,092,861	$16,812,600
Current liabilities	$13,545,298	$11,066,942
Total stockholders’ equity	$4,547,563	$5,745,658

RISK FACTORS

This investment involves a high degree of risk and you should purchase shares only if you can afford a complete loss of your investment. Consider carefully these risk factors and other information in this prospectus.  Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this prospectus before deciding to purchase our securities. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks.

THE FOLLOWING MATTERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

Risks Related to Our Business and the Wind Energy Industry

If we cannot continue to develop our portfolio of wind farm projects and turn such projects into operating projects, our business will not grow and we may have significant write-offs.

We may be unable to meet our targets and goals for wind farm development, because we will need to add new projects to our pipeline on an ongoing basis, including projects we acquire from others. In addition, we may have difficulty in converting our projects under development into operating projects or may be unable to find suitable projects to add to our development portfolio. These circumstances could prevent those projects from commencing operations or from meeting our original expectations about how much energy they will generate or the returns they will achieve. Some of our wind farm projects in our portfolio will not progress to construction or may be substantially delayed. From time to time we have abandoned projects on which we had started development work, or re-categorized projects to a less advanced stage than we had previously assigned them, representing in the aggregate a loss of potential capacity. In addition, those projects that are constructed and begin operations may not meet our return expectations due to schedule delays, cost overruns or revenue shortfalls or they may not generate the capacity that we anticipate or result in receipt of revenue in the originally anticipated time period or at all. An inability to maintain and add to our development portfolio or to convert projects into financially successful operating projects would have a material adverse effect on our business, financial condition and results of operations.

We are dependent on Daniel J. Juhl’s reputation and experience, and his loss would adversely affect our ability to implement our strategy.

Our business depends on the availability to us of Daniel J. Juhl, our Chairman of the Board and Chief Executive Officer. Mr. Juhl founded Juhl Energy and Juhl Energy Services, and has been a pioneer in the community wind power industry. The business contacts and relationships that we maintain in the community wind industry are predominantly those of Mr. Juhl. Our business would be materially and adversely affected if his services would become unavailable to us. We cannot assure you that Mr. Juhl will continue to be available to us, although we previously entered into a three-year employment agreement with Mr. Juhl expiring in December 2011 and maintain key-man life insurance for our benefit on Mr. Juhl’s life in the amount of $3 million.  Any failure by us to find suitable replacements for Mr. Juhl may be disruptive to our operations. Competition for such personnel in this industry is intense, and we may be unable to attract, integrate and retain such personnel successfully.

The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy.

We depend on our experienced management team and the loss of one or more key executives could have a negative impact on our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Because the wind industry is relatively new, there is a scarcity of top-quality employees with experience in the wind industry. If we lose a member of the management team or a key employee, we may not be able to replace him or her. Integrating new employees into our management team and training new employees with no prior experience in the wind industry could prove disruptive to our operations, require a disproportionate amount of resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit or delay our development efforts, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on outside advisors for some of our primary business operations.

To supplement the business experience of our officers and directors, we employ accountants, technical experts, appraisers and attorneys or engage other consultants or advisors. The selection of any such advisors is made by our officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an “as needed” basis without a continuing fiduciary or other obligation to us. In the event management considers it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if they are able to provide the required services.

The federal government may not extend or may decrease tax incentives for renewable energy, including wind energy, which we depend and would have an adverse impact on our development strategy.

Our projects depend on government policies that support renewable energy and add to the available sources for financing development of our wind energy projects.

Federal tax incentives applicable to the wind energy industry currently in effect include the production tax credit (“PTC”) and business energy investment tax credit (“ITC”) together with accelerated tax depreciation for certain assets of wind farms. The PTC provides the owner of a wind turbine placed in operation before the end of 2012 with a ten-year credit against its federal income tax obligations based on the amount of electricity generated by the wind turbine. The ITC provides a 30% credit in the form of a tax credit for property placed in service before the end of year 2012, or, alternatively, a 30% cash grant from the U.S. Treasury Department if an application is submitted by October 2011. The accelerated depreciation for certain assets of wind farms provides for a five-year depreciable life for these assets, rather than the 15 to 25 year depreciable lives of many non-renewable energy assets.

Currently, the PTC and ITC are scheduled to expire on December 31, 2012, and, unless extended or renewed by the U.S. Congress, will not be available for energy generated from wind turbines placed in service after that date. We cannot assure you that current or any subsequent efforts to extend or renew this tax incentive will be successful or that any subsequent extension or renewal will be on terms that are as favorable as those that currently exist. In addition, there can be no assurance that any subsequent extension or renewal of the PTC and/or ITC would be enacted prior to its expiration or, if allowed to expire, that any extension or renewal enacted thereafter would be enacted with retroactive effect. We also cannot assure you that the tax laws providing for accelerated depreciation of wind farm assets will not be modified, amended or repealed in the future. If the federal PTC or ITC are not extended or renewed, or are extended or renewed at lower rates, financing options for wind farms will be reduced and development plans for additional wind farms will be adversely affected.   Thus, our revenues may be adversely affected, our economic return on certain projects may be reduced, our financing costs may increase, it may become more difficult to obtain financing, and our business and prospects may be otherwise adversely affected.

We compete with other renewable energy producers for limited tax equity financing, which could raise the cost of tax equity financing for us and adversely impact our development strategy.

Tax equity investors have limited funds, and wind energy producers compete with other renewable energy producers for tax equity financing. In the current rapidly expanding market, the cost of tax equity financing may increase and there may not be sufficient tax equity financing available to meet the total demand in any year. In addition, one or more current tax equity investors may decide to withdraw from this market thereby depleting the pool of funds available for tax equity financing. Alternative financing will be more expensive and there may not be sufficient liquidity in alternate financial markets. As a result, development of additional wind farms by us would be adversely affected.

Industry sales cycles can be lengthy and unpredictable.

Sales cycles with companies that purchase electricity from generators to supply electricity to consumers are generally long and unpredictable due to budgeting, purchasing and regulatory processes which can take longer than expected to complete. Our customers will typically issue requests for quotes and proposals, establish evaluation committees, review different technical options with vendors, analyze performance and cost/benefit justifications and perform a regulatory review, in addition to applying the normal budget approval process within an organization. Delays in completing these processes can cause delays in purchasing and variability to our financial projections and could adversely affect results of operations.

The performance of wind farms is dependent upon meteorological and atmospheric conditions that fluctuate over time.

The production of electricity generated by wind farms will form the basis for a substantial portion of project revenues. As a result, our results of operations may be highly dependent on meteorological and atmospheric conditions.

Site selection requires the evaluation of the quality of the wind resources based upon a variety of factors. The wind data gathered on site and data collected through other sources form the basis of wind resource projections for a wind farm’s performance, revenue generation, operating profit, project debt capacity, project tax equity capacity and return on investment, which are fundamental elements of our project planning. Wind resource projections at the time of commercial operations can have a significant impact on the level of capital that we can raise. Wind resource projections do not predict the wind at any specific period of time in the future. Therefore, even in the event where prediction of a wind farm’s wind resources becomes validated over time, the wind farm will experience hours, days, months and even years that are below wind resource predictions. Wind resource projections may not predict the actual wind resources observed by the wind farm over a long period of time. Assumptions included in wind resource projections, such as the interference between turbines, effects of vegetation and land use, and terrain effects may not be accurate. Wind resources average monthly and average time of day long-term predictions may not be accurate and, therefore, the energy wind farms produce over time may have a different value than forecast. If as a result of inaccurate wind resource projections, the performance of one or more of our wind farms falls below projected levels, our business, results of operations and financial condition could be materially adversely affected.

Operational factors may reduce energy production below projections, causing a reduction in revenue.

The amount of electricity generated by a wind farm depends upon many factors in addition to the quality of the wind resources, including but not limited to turbine performance, aerodynamic losses resulting from wear on the wind turbine, degradation of other components, icing or soiling of the blades and the number of times an individual turbine or an entire wind farm may need to be shut down for maintenance or to avoid damage due to extreme weather conditions. In addition, conditions on the electrical transmission network can impact the amount of energy a wind farm can deliver to the network. We cannot assure you that any of our wind farms will meet energy production expectations in any given time period, which could impact our ability to obtain future projects.

If wind farm energy projections are not realized, we could face a number of material consequences, including the following:

	sales of energy by the projects may be significantly lower than forecast,

	the amount of capacity permitted to be sold from our wind farms may be lower than forecast, and

	our wind farms may be unable to meet the obligations of agreements based on projected production and as a result revenue would be lower than forecasted.

All of which taken together would negatively impact our business.

The wind energy industry is extensively regulated and changes in or new regulations or delays in regulatory approval could hurt our business development.

Our activities in the maintenance and management of electricity generating stations are subject to extensive energy and environmental regulation by federal, state and local authorities. Delay in obtaining, or failure to obtain and maintain in full force and effect, any of the regulatory approvals we need to develop our wind farms, or delay or failure to satisfy any applicable regulatory requirements, could prevent operation of our electricity generating stations or the sale of their electric energy, could result in potential liability, and could cause us to incur additional costs.

Various state governments may not extend or may decrease incentives for renewable energy, including wind energy, which would have an adverse impact on our development strategy.

Various types of incentives which support the sale of electricity generated from wind energy presently exist in Minnesota and other states where we plan to continue developing wind farms. In response to the push for cleaner power generation and more secure energy supplies, Minnesota, 34 other states and the District of Columbia have enacted renewables portfolio standards, or RPS, programs. These programs either require electric utilities and other retail energy suppliers to produce or acquire a certain percentage of their annual electricity consumption from renewable power generation resources or designate an entity to administer the central procurement of renewable energy certificates, or RECs, for the state. Wind energy producers such as us generate RECs due to the environmentally beneficial attributes associated with their production of electricity, and we benefit from the RPS-mandated purchase of electricity produced by us. A REC is a stand-alone tradable instrument representing the attributes associated with one megawatt hour of energy produced from a renewable energy source. These attributes typically include reduced air and water pollution, reduced greenhouse gas emissions and increased use of domestic energy sources. Many states including Minnesota use RECs to track and verify compliance with their RPS programs. Retail energy suppliers can meet the requirements by purchasing RECs from renewable energy generators, in addition to producing or acquiring the electricity from renewable sources. We cannot assure you that governmental support for alternative energy sources in the form of RPS programs or RECs recognition and trading will continue at the state level or that the wind farms that we develop will qualify for such incentives. Any decrease in such state-level incentives like RPS programs and RECs recognition and trading would have an adverse impact on our development strategy.

We depend on our ability to locate and develop new sources of wind power in a timely and consistent manner, and failure to do so would adversely affect our operations and financial performance.

Our success in the industry requires additional and continuing development to become and remain competitive. We expect to continue to make substantial investments in development activities. Our future success will depend, in part, on our ability to continue to locate additional wind power sites. Developing a wind farm site is dependent upon, among other things, acquisition of rights to parcels of property, receipt of required local, state and federal permits and the negotiation of satisfactory turbine supply, engineering, construction and agreements with respect to connecting to the existing electricity transmission network. This development activity will require continued investment in order to maintain and grow our market position. We may experience unforeseen problems in our development endeavors. We may not achieve widespread market acceptance of our wind-powered electricity. We may not meet some of these requirements or may not meet them on a timely basis. We may modify plans for the development of a wind farm. We will typically incur substantial expense in the development of wind farms. Many of these expenses, including obtaining permits and legal and other services, are incurred before we can determine whether a site is environmentally or economically feasible. After such a determination is made, significant expenses, such as environmental impact studies, are incurred. A number of factors are critical to a determination of whether a site will ultimately be developed as a wind farm including changes in regulatory environment, changes in energy prices, community opposition, failure to obtain regulatory and transmission approvals and permits. These factors could materially affect our ability to forecast operations and negatively affect our stock price, results of operations, cash flow and financial condition.

We face competitive pressures from a variety of competitors in the markets we serve.

We are a small company, and we operate in a competitive market, and this competition may accelerate in the future. In the United States, large utility companies dominate the energy production industry and coal continues to dominate as the primary resource for electricity production followed by other traditional resources such as oil and natural gas. We expect that primary competition for the wind power industry will continue to come from utility company producers of electricity generated from coal and other non-renewable energy sources. Within the U.S. wind power market itself, there is also a high degree of competition, with growth opportunities in all sectors of the industry regularly attracting new entrants.

Our competitors have, or may have, substantially greater financial, marketing or technical resources, and in some cases, greater name recognition and experience than we have. Some competitors, including European producers and large U.S. utilities, may enter markets we serve and sell electricity at low prices in order to obtain market share. There are a limited number of sites desirable for wind farms and a limited supply of wind turbines and other related equipment necessary to operate wind farm facilities. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of electricity than we can. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our prospective customers. It is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. This would in turn reduce our market share, reduce our overall sales and require us to invest additional funds in new technology development. If we cannot compete successfully against competitors, this will have a negative impact on our business, financial condition, results of operations and cash flow.

We compete with other renewable energy companies (and energy companies in general) for the financing needed to pursue our development plan. Once we have developed a project and put a project into operation, we may compete on price if we sell electricity into power markets at wholesale market prices. Depending on the regulatory framework and market dynamics of a region, we may also compete with other wind energy companies, as well other renewable energy generators, when we bid on or negotiate for a long-term PPA.

Access to, availability and cost of transmission networks are critical to development of wind farms; failure to obtain sufficient network connections for future wind farms would adversely affect our operations and financial performance.

We depend on electric transmission facilities owned and operated by third parties to provide an outlet for electricity for our projects.  We typically do not own or control the transmission facilities other than the limited facilities necessary to connect wind farms to the transmission network. The capacity of the local transmission network may be limited or constrained, and the owner of the network may not allow us to interconnect a new wind farm without first constructing the system upgrades that the owner requires. For this reason, we expect to pay some or all of the costs of upgrading the existing transmission facilities to support the additional electricity that a wind farm will be delivering into the network. The location of a wind farm in a particular area therefore depends significantly on whether it is possible to interconnect with the transmission network at a reasonable cost. Many wind farms are located in remote areas with limited transmission networks where intense competition exists for access to, and use of capacity on, the existing transmission facilities. We cannot assure you that we will obtain sufficient network connections for future wind farms within planned timetables and budgetary constraints.

Wind farms are required to meet certain technical specifications in order to be connected to the transmission network. If any wind farm does not meet, or ceases to comply with, these specifications, we will not be able to connect, to or remain connected, to the transmission network. We may also incur liabilities and penalties, including disconnection from the network, if the transmission of electricity by one or more of wind farms does not comply with applicable technical requirements. In the agreements with respect to connecting to the existing electricity transmission network between wind farms and the applicable transmission owner or operator, the transmission owner or operator retains the right to interrupt or curtail our transmission deliveries as required in order to maintain the reliability of the transmission network. We cannot assure you that our wind farms will not be adversely impacted by any such interruption or curtailment.

We need to manage growth in operations to maximize our potential growth and achieve our expected revenues and our failure to manage growth will cause a disruption of our operations resulting in the failure to generate revenue.

In order to maximize potential growth in the wind power markets, we believe that we must expand our development activities to locate sites to generate wind power, as well as explore outlets for the sale of electricity generated. This expansion will place a significant strain on our management team and our operational, accounting and information systems. We expect that we will need to continue to improve our financial controls, operating procedures and management information systems. We will also need to effectively hire, train, motivate and manage our employees. Our failure to properly manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We have no patent protection on our products.

We have no patents on our products relating to the generation of wind energy. There is no assurance that our products will not infringe upon patents or technologies owned by others. We do not consider a grant of patents essential to the success of our business.

Our operating results may be adversely affected by the uncertain geopolitical environment and unfavorable factors affecting economic and market conditions.

Adverse factors affecting economic conditions worldwide have contributed to a general inconsistency in the power industry and may continue to adversely impact our business, resulting in:

	reduced demand for electricity as a result of a decrease in spending by customers and potential customers

	increased price competition for electricity, and

	higher overhead costs as a percentage of revenues.

Terrorist and military actions may continue to put pressure on economic conditions. If such an attack should occur or if the economic and market conditions in the United States deteriorate as a result of a terrorist attack, we may experience a material adverse impact on our business, operating results, and financial condition as a consequence of the above factors or otherwise.

Most of the revenue for our projects comes from sales of electricity and RECs, which are subject to market price fluctuations, and there is a risk of a significant, sustained decline in their market prices. Such a decline may make it more difficult to develop our wind farm projects.

We may not be able to develop our projects economically if there is a significant, sustained decline in market prices for electricity or RECs without a commensurate decline in the cost of turbines and the other capital costs of constructing wind energy projects. Electricity prices are affected by various factors and may decline for many reasons that are not within our control. Those factors include changes in the cost or availability of fuel, regulatory and governmental actions, changes in the amount of available generating capacity from both traditional and renewable sources, changes in power transmission or fuel transportation capacity, seasonality, weather conditions and changes in demand for electricity. In addition, other power generators may develop new technologies or improvements to traditional technologies to produce power that could increase the supply of electricity and cause a sustained reduction in market prices for electricity and RECs. If governmental action or conditions in the markets for electricity or RECs cause a significant, sustained decline in the market prices of electricity or those attributes, without an offsetting decline in the cost of turbines or other capital costs of wind energy projects, we may not be able to develop and construct our pipeline of development projects or achieve expected revenues, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of key customers.

There are a limited number of possible customers for electricity and RECs produced in a given geographic location. As a result, we do not have many choices about the buyers of our electricity, which limits our ability to negotiate the terms under which we sell electricity. Also, since we depend on sales of electricity and RECs to certain key customers, our operations are highly dependent upon these customers' fulfilling their contractual obligations under our power purchase agreements (PPAs) and other material sales contracts..  Our customers may not meet their contractual payment obligation or may become subject to insolvency or liquidation proceedings during the term of the relevant contracts. In addition, the credit support we received from such customers to secure their payments under the PPAs may not be sufficient to cover our losses if they fail to perform.  Failure by any key customer to meet its contractual commitments or insolvency or liquidation of our customers could have a material adverse effect on our business, financial condition and results of operations.

We need governmental approvals and permits, including environmental approvals and permits, to construct and operate our projects. Any failure to procure and maintain necessary permits would adversely affect ongoing development, construction and continuing operation of our projects.

The design, construction and operation of wind energy projects are highly regulated, may require various governmental approvals and permits, including environmental approvals and permits. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit essential to a project or the imposition of impractical conditions would impair our ability to develop the project.  Delay in the review and permitting process for a project can impair or delay our ability to develop that project or increase the cost so substantially that the project is no longer attractive to us.

Our development activities and operations are subject to numerous environmental, health and safety laws and regulations.

We are subject to environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations may require us to obtain and maintain permits and approvals, undergo environmental impact assessments and review processes and implement environmental, health and safety programs and procedures to control risks associated with the siting, construction, operation and decommissioning of wind energy projects. For example, to obtain permits we may be required to undertake expensive programs to protect and maintain local endangered species. If such programs are not successful, we could also be subject to penalties or to revocation of our permits. In addition, permits frequently specify permissible sound levels.

If we do not comply with applicable laws, regulations or permit requirements, we may be required to pay penalties or fines or curtail or cease operations of the affected projects. Violations of environmental and other laws, regulations and permit requirements, including certain violations of laws protecting migratory birds and endangered species, may also result in criminal sanctions or injunctions.

Environmental, health and safety laws, regulations and permit requirements may change or become more stringent. Any such changes could require us to incur materially higher costs than we currently have. Our costs of complying with current and future environmental, health and safety laws, regulations and permit requirements, and any liabilities, fines or other sanctions resulting from violations of them, could adversely affect our business, financial condition and results of operations.

Warranties from suppliers of turbines, which protect us against turbine non-performance, may be limited by the ability of the vendor to satisfy its obligations under the warranty. In addition, the warranties have time limits and if we are not ready for turbine installation at the time we receive a turbine, that warranty protection can be lost.

When turbines are purchased for projects, we also enter into warranty agreements with the manufacturer. However, there can be no assurance that the supplier will be able to fulfill its contractual obligations. In addition, these warranties generally expire within two to five years after the turbine delivery date or the date the turbine is commissioned. We may lose all or a portion of the benefit of a warranty if we take delivery of a turbine before we are able to deploy it, as we have in the past. If we seek warranty protection and the vendor is unable or unwilling to perform its obligations under the warranty, whether as a result of the vendor's financial condition or otherwise, or if the term of the warranty has expired, we may suffer reduced warranty availability for the affected turbines, which could have a material adverse effect on our business, financial condition and results of operations. Also, under such warranties, the warranty payments by the manufacturer are typically subject to an aggregate maximum cap that is a portion of the total purchase price of the turbines. Losses in excess of these caps would be our responsibility.

Acquisition of existing wind energy assets involves numerous risks.

Our growth strategy includes acquiring wind energy assets complementary to Juhl Wind, such as additional wind service businesses, including operations and maintenance providers and wind consulting providers.  Such strategy includes acquiring ownership of existing wind farms that meet our distributed generation model and the size range of our typical projects of 100 MW or less.The acquisition of existing wind energy assets involves numerous risks. They include: difficulty in developing the assets into operating projects; unanticipated costs and exposure to liabilities; difficulty in integrating the acquired assets; and, if the assets are in new markets, the risks of entering markets where we have limited experience. A failure to achieve the financial returns we expect when we acquire wind energy assets could have an adverse effect on our business.

We are not able to insure against all potential risks and may become subject to higher insurance premiums.

Our business is exposed to the risks inherent in the construction and operation of wind energy projects, such as breakdowns, manufacturing defects, natural disasters, terrorist attacks and sabotage. We are also exposed to environmental risks. We have insurance policies covering certain risks associated with our business. Our insurance policies do not, however, cover losses as a result of force majeure, natural disasters, terrorist attacks or sabotage, among other things. We generally do not maintain insurance for certain environmental risks, such as environmental contamination. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed at all or on similar or favorable terms. A serious uninsured loss or a loss significantly exceeding the limits of our insurance policies could have a material adverse effect on our business, financial condition and results of operations.

Risks Associated with Our Common Stock and Capital Structure

Because we became public through a share exchange transaction (or reverse acquisition), we may not be able to attract the attention of major brokerage firms.

Additional risks are associated with our becoming public through a reverse acquisition. For example, security analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. We cannot assure you that brokerage firms will want to conduct any public offerings on our behalf in the future.

Dividends on our Series A convertible preferred stock may be payable in shares of our common stock in 2011 which will dilute your ownership in us; common stock issuable upon conversion of our convertible preferred stock will further dilute your ownership interest in us.

Under the terms of our Series A convertible preferred stock, holders of Series A convertible preferred stock are entitled to receive dividends at a rate of 8% per year, payable quarterly in arrears in cash or shares of our common stock.   We have issued 770,828 shares of our common stock as of the date hereof (of which 113,965 shares constituted late fees and liquidated damages).   Accordingly, the number of shares of common stock issued or issuable in connection with this agreement will dilute your ownership in us. In addition, we are obligated to issue up to 4,820,000 shares of common stock upon conversion of our Series A convertible preferred stock and up to 6,607,006 shares of common stock upon conversion of our Series B convertible preferred stock. Accordingly, the issuance of these shares of common stock upon conversion of our convertible preferred stock will further dilute your ownership in us.

If and when additional registration statements relating to the securities we issued in the 2008 private placement and the 2009 warrant exchange become effective, a significant number of shares of common stock will be eligible for public resale, which could depress the market price of our common stock.

We have granted the holders of the Series B convertible preferred stock “piggy-back” registration rights with respect to the remaining 5,966,792 shares of common stock underlying the Series B convertible preferred stock.  The $1.00 per share conversion price of the Series B convertible preferred stock issued in the 2009 warrant exchange was at a discount to the market price per share. If the conversion price of the Series B convertible preferred stock is less than the common stock market price per share following the effective date of the registration statement, the selling stockholders would have a built-in profit and may be inclined to sell their shares, which sales may have a depressive effect on the common stock market price. Shares may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect as well. In general, a person who has held restricted shares for a period of six months may, upon filing a notification with the SEC on Form 144, sell our common stock into the market, subject to certain limitations.

Our current management can exert significant influence over us.

As of April 15, 2011, our executive officers and directors as a group beneficially owned approximately 70.65% of our outstanding shares of common stock on fully-diluted basis.  As a result, these stockholders will be able to assert significant influence over all matters requiring stockholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our outstanding shares of common stock could have the effect of delaying or preventing a change in control, or otherwise discouraging or preventing a potential acquirer from attempting to obtain control. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock. Moreover, the interests of the owners of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and, accordingly, could cause us to enter into transactions or agreements that we would not otherwise consider.

Our common stock is considered “penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market or exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock may be below $5.00 per share and therefore may be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of our stockholders to sell their shares. In addition, since our common stock is quoted on the OTC Bulletin Board, our stockholders may find it difficult to obtain accurate quotations of our common stock and may find few buyers to purchase the stock or a lack of market makers to support the stock price.

We could issue “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests and impairing their voting rights, and provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Our certificate of incorporation authorizes the issuance of up to 20,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors (of which 5,160,000 shares have been classified as Series A convertible preferred stock, and 6,607,006 have been classified as Series B convertible preferred stock).  Our board of directors is empowered, without stockholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. In addition, advanced notice is required prior to stockholder proposals.

Delaware law could also make it more difficult for a third party to acquire us. Specifically, Section 203 of the Delaware General Corporation Law may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Our stock price has been volatile and this volatility is likely to continue.

Historically, the market price of our common stock has been volatile. The high and low prices for the years 2008 through 2010 and through April 14, 2011 are set forth in the table below:

Juhl Wind, Inc..

Trading Range – Common Stock

Year	Low	High
2008	$1.15	$4.85
2009	$1.55	$2.45
2010	$1.05	$2.18

Events that may affect our common stock price include:

•	Quarter to quarter variations in our operating results;
•	Changes in earnings estimates by securities analysts;
•	Changes in interest rates or other general economic conditions; Discussion of us and our stock price by financial and industry press and in online investor communities;
•	Fluctuations in stock market prices and trading volumes of similar companies; and
•	Additions or departures of key personnel.

Although all publicly traded securities are subject to price and volume fluctuations, it is likely that our common stock will experience these fluctuations to a greater degree than the securities of more established and better capitalized organizations.

We have not paid, and we are unlikely to pay in the near future, cash dividends on our common stock.  As a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends by us will depend on our future earnings, financial condition and such other business and economic factors as our management may consider relevant.   As a result, your only opportunity to achieve a return on your investment will be if the market price of our common stock appreciates and you sell your shares at a profit.

Our common stock does not have a vigorous trading market and you may not be able to sell your securities when desired.

We have a limited active public market for our common shares. We cannot assure you that a more active public market will develop thereby allowing you to sell large quantities of our shares. Consequently, you may not be able to readily liquidate your investment.

Factors over which we have little or no control may cause our operating results to vary widely from period to period, which may cause our stock price to decline.

Our operating results may fluctuate from period to period depending on several factors, including varying weather conditions; changes in regulated or market electricity prices; electricity demand, which follows broad seasonal demand patterns; changes in market prices for RECs; marking to market of our hedging arrangements; and unanticipated development or construction delays. Thus, a period-to-period comparison of our operating results may not reflect long-term trends in our business and may not prove to be a relevant indicator of future earnings. These factors may harm our business, financial condition and results of operations and may cause our stock price to decline.

Risks Related to our Financial Activities

We have made certain guarantees of indebtedness or offered indemnification as part of our funding activities in certain wind farm projects.  Thus, if a default or breach occurs, it would likely have a current or future adverse effect on our financial condition.

We have made certain guarantees of indebtedness or offered indemnifications of warranties and representations in conjunction with the funding activities of the Valley View and Grant County wind farms. Furthermore, in our Valley View project development, the turbine supplier has requested that we provide a Juhl Wind parent guarantee on the approximate payment of $1.8 million for remaining obligations in their turbine supply agreement with this development project.  We feel that the risk of loss is low as we will either raise the planned project equity once the wind farm is operational or alternatively, the project will likely have 1603 Treasury grant proceeds sufficient for such payment. Aside from these arrangements, we believe that there are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

If our subsidiaries default on their obligations under their debt instruments, we may need to make payments to lenders to prevent foreclosure on the collateral securing the debt, which would cause us to lose certain of our wind energy projects.

Our subsidiaries incur various types of debt. Non-recourse debt is repayable solely from the applicable project's revenues and is secured by the project's physical assets, major contracts, cash accounts, or our ownership interest in the project subsidiary (if any).  Limited recourse debt is debt where we have provided a limited guarantee and recourse debt is debt where we have provided a full guarantee, which means if our subsidiaries default on these obligations, we will be liable directly to those creditors, although in the case of limited recourse debt only to the extent of our limited recourse obligations. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries as well as other sources of available cash, reducing the cash available to execute our business plan. In addition, if our subsidiaries default on their obligations under non-recourse financing agreements, we may decide to make payments to prevent the creditors of these subsidiaries from foreclosing on the relevant collateral. Such a foreclosure would result in our losing our ownership interest in the subsidiary or in some or all of its assets. The loss of our ownership interest in one or more of our subsidiaries or some or all of their assets could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to finance the growth of our business, including the development and construction of our wind energy projects and the growth of our organization.

We are in a capital intensive business and rely heavily on the debt and equity markets to finance the development and construction costs of our projects and other projected capital expenditures. Completion of our projects requires significant capital expenditures and construction costs. Recovery of the capital investment in a wind energy project generally occurs over a long period of time. As a result, we must obtain funds from equity or debt financings, including tax equity transactions, or from government grants to develop and construct our existing project pipeline, to finance the acquisition of turbines, to identify and develop new projects and to pay the general and administrative costs of operating our business. The cost of turbines has historically represented approximately 70% of the total cost of an average wind energy project. The significant disruption in credit and capital markets generally that began in the fall of 2008 and has persisted has made it difficult to obtain financing on acceptable terms or, in some cases, at all. If we are unable to raise additional funds when needed, we could delay development and construction of projects, reduce the scope of projects or abandon or sell some or all of our development projects, or default on our contractual commitments to buy turbines in the future, any of which would adversely affect our business, financial condition and results of operations.

We have had material weaknesses and significant deficiencies in our internal control over financial reporting. Any material weaknesses or significant deficiencies in our internal controls could result in a material misstatement in our financial statements as well as result in our inability to file periodic reports timely as required by federal securities laws, which could have a material adverse effect on our business and stock price.

We are required to design, implement and maintain effective controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

We have had material weaknesses in our internal control over financial reporting that related to the adequacy of our financial and accounting organization support for our financial accounting and reporting needs. These weaknesses mainly resulted from a lack of sufficient personnel, and contributed to significant deficiencies related to: (1) effective policies and procedures designed to ensure certain costs are capitalized in accordance with generally accepted accounting principles and captured in the appropriate accounting period; (2) an effective process to ensure the completeness of accounts payable and accrued expenses; and (3) an effective review, approval and communications process for journal entries.

While we are implementing procedures designed to remediate these weaknesses and deficiencies, we cannot be certain that we will have material weaknesses or significant deficiencies in our internal control over financial reporting, or that we will successfully remediate any that we find. If we have weaknesses or deficiencies in our internal controls that could result in a material misstatement in our annual or interim consolidated financial statements or cause us to fail to meet our obligations to file periodic financial reports with the SEC. We also may fail to conclude on an ongoing basis that we have effective internal control over financial reporting as contemplated by Section 404 of the Sarbanes-Oxley Act of 2002 or our independent registered public accounting firm may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Any of these failures could result in adverse consequences that could materially and adversely affect our business, including potential action by the SEC against us, possible defaults under our debt agreements, stockholder lawsuits, delisting of our stock and general damage to our reputation.

We are subject to credit and performance risk from third parties under service and supply contracts.

We enter into contracts with vendors to supply equipment, materials and other goods and services for the development, construction and operation of wind projects as well as for other business operations. If vendors do not perform their obligations, we may have to enter into new contracts with other vendors at a higher cost or may have schedule disruptions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this prospectus are “forward-looking” statements, as well as historical information.  Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the expectations reflected in these forward-looking statements will prove to be correct.  Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled “Risk Factors.”  Forward-looking statements include those that use forward-looking terminology, such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “will,” “shall,” “should” and similar expressions, including when used in the negative.  Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Actual results may be materially different than those described in this prospectus.  Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the factors described in the “Risk Factors” section and elsewhere in this prospectus.

Each forward-looking statement should be read in context with, and with an understanding of, the various other disclosures concerning our company and our business made elsewhere in this prospectus as well as other public reports which may be filed with the United States Securities and Exchange Commission.  You should not place undue reliance on any forward-looking statement as a prediction of actual results or developments.  All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors.  We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise, unless and to the extent required by applicable law.  Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933, as amended, provides any protection for statements made in this prospectus.

 DETERMINATION OF OFFERING PRICE

As of the date of this prospectus, our common stock is quoted on the OTC Bulletin Board.   We cannot provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that the market will continue.

The public offering price of the common stock offered by this prospectus will be determined by careful consideration of our management, based on the following factors:

•	closing market price of the common stock immediately prior to the consummation of the offering;
•	our history and our prospects;
•	the status and development of our business;
•	our past and present operating results;
•	the previous experience of our executive officers; and
•	the general condition of the securities market at the time of this offering.

The offering price stated on the cover page of this prospectus for the Common Stock should not be considered an indication of the actual value of the securities.  The price is subject to change as a result of market conditions and other factors, and we cannot assure you that the securities can be resold at or above the public offering price.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates.  Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $11,450,000 from the sale of 10,000,000 shares of Common Stock being offered at an assumed price of $1.25 per share, after deducting $875,000 for estimated commissions and estimated expenses of approximately $175,000, which includes legal costs and various fees associated with registration of our shares. We intend to use the net proceeds of this offering from the sale of common stock to fund strategic growth initiatives, as we actively seek acquisitions in complementary segments of our business, such as additional wind service businesses, such as operation and maintenance providers, traditional engineering service providers, wind consulting service providers, and wholesale sellers of other energy equipment.  Such strategy may include acquiring ownership of existing wind farms that meet our distributed generation model and the size range of our typical projects of 100 MW or less.  Further, we would use proceeds from the offering to acquire or joint venture on projects that can share with us fees and profits stemming from the development of the project, such as development fees, general construction, construction management and operations and maintenance.    We may also use the net proceeds for general corporate purposes.

DIVIDEND POLICY

We do not expect to pay or declare any cash or other dividends on our common stock in the foreseeable future.  The payment of dividends on our common stock is within the discretion of our board of directors, subject to our certificate of incorporation.  We intend to retain any earnings for use in our operations and the expansion of our business.  Payment of dividends in the future will depend on our future earnings, future capital needs and our operating and financial condition, among other factors.

CAPITALIZATION

The table set forth below depicts our capitalization as of December 31, 2010, on an actual and pro forma basis as follows:

•	On an actual basis; and

•
On a pro forma basis as adjusted to reflect 10,000,000 shares of common stock in this offering at an assumed public offering price of $1.25 per share and estimated net proceeds of $11,450,000, after deducting the estimated commissions and estimated offering expenses payable by us and application of net proceeds.

The pro forma as adjusted information discussed below is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

You should read this table together with “Summary Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and the related notes, appearing elsewhere in this prospectus.

	Actual	Pro Forma	Pro-Forma Adjusted (1)

Cash	$645,596	$11,450,000	$12,095,596
Restricted Cash	110,016		110,016
Total	755,612	11,450,000	12,205,612
Common stock, $0.0001 par value; authorized: 100,000,000; authorized; outstanding: 21,235,485;	2,123	1,000	3,123
Convertible Series A preferred stock, $0.0001 par value; 4,820,000 issued and outstanding	2,527,731		2,527,731
Convertible Series B preferred stock, $.00001 par value; 6,567,006 issued and outstanding	12,819,116		12,819,116

Additional paid-in capital	7,070,159	11,449,000	18,519,159
Treasury stock	(73,926)		(73,926)
Noncontrolling interest in equity	69,150		69,150
Accumulated deficit	(17,866,790)		(17,866,790)
Total stockholders’ equity	$4,547,563	$11,450,000	$15,997,563

 (1)  A $.50 increase (decrease) in the assumed offering price of $1.25 per share would increase (decrease) by approximately $[5,000,000] million as adjusted paid in capital, total stockholders’ equity (deficit) and total capitalization, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remain the same after deducting discounts and commissions payable by us to brokers or dealers and the estimated offering expenses payable by us.

DILUTION

As of December 31, 2010, we had a net tangible book value of $4,547,563 or $.214 per share, based on 21,235,485 of common stock outstanding as of December 31,2010. Net tangible book value represents our total tangible assets of the Company, less all liabilities and intangible assets, divided by the number of shares of common stock outstanding. Without taking into account any changes in such net tangible book value after December 31, 2010, other than to give effect to our sale of 10,000,000 shares of common stock offered hereby, the pro forma net tangible book value per share at December 31, 2010 was $.512. This amount represents an immediate increase in net tangible book value of $.30 per share to our current shareholders and an immediate decrease in net tangible book value of $.738 per share to new investors purchasing shares in this offering.

The table set forth below shows the calculation of the increase in book value to current shareholders and the decrease in offering price to investors in this offering.

Post-offering net tangible book value per share	$.512	(1)
Pre-offering net tangible book value per share at December 31, 2010	.214	(2)
Pro forma increase in book value per share attributable to new investors	$.298
Offering price per share	$1.25
Post-offering net tangible book value per share	.512	(1)
Pro forma decrease in offering price per share experienced by new investors	$.738

(1)
Determined by adding to our pre-offering net tangible assets of $4,547,563, the amount of $11,450,000 representing the estimated net proceeds of the offering (based upon a public offering price of $1.25 per share) and dividing the sum of these amounts by the post-offering outstanding common stock totaling 31,235,485 shares.

(2)
Determined by dividing our pre-offering net tangible assets of $4,547,563 by our pre-offering outstanding common stock totaling 21,235,485 shares at December 31, 2010.  This amount does not include any stock options, stock warrants or the conversion of any Preferred Series A or Series B shares.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our shares of common stock are currently quoted and listed for trading on the OTC Bulletin Board under the symbol JUHL.  Our symbol prior to the closing of our share exchange transaction on June 24, 2008, was MHSC.  No trades, however, were ever made with respect to shares of MH & SC, Incorporated common stock prior to the share exchange transaction.

The following table sets forth the high and low closing prices for our common stock for the periods indicated as reported by the OTC Bulletin Board:

	Year ended December 31,
Quarter	2008		2009		2010
	High	Low	High	Low	High	Low
First	—	—	$2.45	$1.71	$2.18	$1.55
Second (1)	$4.60	$1.25	$2.35	$1.55	$2.15	$1.70
Third	$4.85	$2.50	$2.45	$1.92	$1.80	$1.20
Fourth	$3.80	$1.15	$2.01	$1.81	$1.40	$1.05

(1)	For the second quarter of 2008, the information presented is beginning on June 24, 2008.

On December 31, 2010, the closing price of our common stock, as reported by the OTC Bulletin Board, was $1.12 per share.

These bid prices represent prices quoted by broker-dealers on the OTC Bulletin Board.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Holders

As of April 15, 2011, there were 21,934,255 shares of our common stock outstanding and approximately 41 holders of record of our common stock.  However, we believe that there are significantly more beneficial holders of our common stock as many beneficial holders hold their stock in “street name.”

Transfer Agent

Our transfer agent is Empire Stock Transfer, 1859 Whitney Mesa Dr., Henderson, NV  89014.

Related Stockholder Matters

Juhl Wind entered into a memorandum of understanding with Vision Option Master Fund, a holder of Series A preferred stock, whereby it would waive its voting rights under the Securities Purchase Agreement dated June 24, 2008 and Series A Preferred Certificate of Designation, if Juhl Wind elects to exercise its voluntary option to redeem shares of Vision Option Master Fund’s Series A preferred stock.  Under no circumstances shall Juhl Wind utilize cash from operations in excess of what is available notwithstanding proceeds raised hereunder to redeem shares of Series A preferred stock, which analysis of funds from operations available for such purposes shall include provisions for an allowance for operating reserves.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following description of our financial condition and results of operations in conjunction with the financial statements and accompanying notes included in this prospectus beginning on page F-1.

Cautionary Language Regarding Forward-Looking Statements and Industry Data

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond our control.  Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this report.  Important factors that may cause actual results to differ from projections include, but are not limited to, for example:  adverse economic conditions, inability to raise sufficient additional capital to operate our business, delays, cancellations or cost overruns involving the development or construction of our wind farms, the vulnerability of our wind farms to adverse meteorological and atmospheric conditions, unexpected costs, lower than expected sales and revenues, and operating defects, adverse results of any legal proceedings, the volatility of our operating results and financial condition, inability to attract or retain qualified senior management personnel, and other specific risks that may be referred to in this report.  All statements, other than statements of historical facts, included in this current report regarding our strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects and plans and objectives of management are forward-looking statements.  When used in this current report, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.  All forward-looking statements speak only as of the date of this report.  We undertake no obligation to update any forward-looking statements or other information contained herein.  Stockholders and potential investors should not place undue reliance on these forward-looking statements.  Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we cannot assure stockholders and potential investors that these plans, intentions or expectations will be achieved.  These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.  Information regarding market and industry statistics contained in this report is included based on information available to us that we believe is accurate.  It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis.  Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.  We have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

Overview

Juhl Wind is a leader in community wind power development and management, focused on wind farm projects primarily in the United States.  Juhl Wind services all aspects of wind farm development including full development and ownership of wind farms, general consultation on wind projects, construction management of wind farm projects and system operations maintenance and management of completed wind farms.  Additionally, we sell renewable energy products such as remanufactured small wind turbines and solar systems to consumers, directly and through our dealer network.  The goal of Juhl Wind is to build 5MW to 80MW of operating capacity wind farms that are jointly owned by local communities, farm owners, environmentally concerned investors, and our Company.  The wind farms are connected to the general utility electric grid to produce clean, environmentally-sound wind power.

 We specialize in the development of community wind power systems, which results in land owners owning a portion of the long term equity in the wind farm that resides on their land. Our growth strategy is anchored by the competitive advantage of our portfolio of completed projects coupled with our projects under development. Our plan is to continue to provide the full range of development services across each phase of development, which we expect will grow our revenue and profitability.

How We Operate

We group our operations into two business segments: (i) wind farm development, construction, and management and (ii) consumer-owned renewable energy.  Our business segments are separate business units that offer different products.  The wind farm development, construction and management segment represents revenue derived from the development of “community wind power.”  The consumer-owned renewable energy segment represents revenue derived from the sale of consumer-owned renewable energy products.

Our wind farm development projects most commonly involve a fee contract with entities specially formed by local farmers upon whose land the wind turbines are installed. Revenue is also derived from our work in the development of wind farms throughout the development process including four major components: feasibility studies, development fees, operations and management oversight and construction contract revenue.

We hold contract rights, are involved with projects in development and under negotiation, and provide development activities in the wind power industry. Once wind farms are operational, we seek contract rights to provide administrative services agreements which call for management and administrative services to be provided to the operating wind farm. Our assets include nine development services agreements, twelve projects in early development stages, and seven agreements to conduct wind power feasibility studies.

Due to the anticipated increased demand for electricity from alternative energy sources in 2011 and beyond, together with the stimulus from new federal government regulations, we believe the demand for wind energy developments and consumer-owned renewable energy products will be stable or will increase in the foreseeable future. Our revenue will be subject to shifts in timing due to project development delays resulting from our ability to obtain financing and the construction season in the Upper Midwest climate.

Factors Affecting Our Operating Results

Demand

Political factors have stressed the importance of renewable energy and U.S. energy independence, causing the demand for wind power in the United States to grow rapidly.  We believe that the market for community wind power will be maintained as a model for ongoing installations of wind power given the constraints of transmission capacity and utility power purchases that are currently affecting the growth of larger scale projects.  In addition, we believe that there is impetus in the United States to increase its generation of electrical power through renewable energy means.

Growth in wind power is being driven by several environmental, socio-economic and energy policy factors that include:

•	ongoing increases in electricity demand due to population growth and growth in energy consuming devices such as computers, televisions and air conditioning systems,
•	the fluctuating costs of the predominant fuels required to drive the existing fleet of conventional electric generation such as coal, natural gas, nuclear and oil,
•	the increasing cost and difficulty faced in the construction of conventional electric generation plants,
•
existing and growing legislative and regulatory mandates for “cleaner” forms of electric generation, including state renewable portfolio standards and the U.S. federal tax incentives for wind and solar generation, including the American Recovery and Reinvestment Act enacted in February 2009,

•	ongoing improvements to wind power systems making them more cost effective and improving availability to meet demand, and
•	worldwide concern over greenhouse gas emissions and calls to reduce global warming due to the carbon dioxide produced by conventional electric generation.

In light of these factors and the resulting increase in demand for wind power, we believe that we are positioned to experience significant year-over-year growth and development of specific community wind farms throughout the United States. We can provide full-scale development of wind farms across the range of required steps including performing initial feasibility studies, assisting in power purchase agreement negotiations, arranging equity and debt project financing, providing equipment and  construction services, and managing operations.

Debt and Equity Financing Markets

Wind farm development projects are dependent on the ability to raise debt and equity financing to fund the turbine and substation components, construction costs and other development expenses. We assist project owners in identifying sources of debt and equity capital as a part of our development efforts. We have expended significant efforts on behalf of our construction-ready wind farm projects to identify sources of debt and equity financing in order to proceed to the actual construction phase.  The debt and equity sources include some financiers who are based in foreign countries and have experience in wind energy projects.  It is our belief that many wind farm project owners across the U.S. are facing similar difficulties in arranging project financing as well, particularly construction financing.  The difficulties in obtaining financing is  especially  evident within banking institutions who have liquidity issues resulting from the recent recessionary conditions and  a banking crisis that has led to U.S. government bailout programs in 2008.  The slowdown in new wind farm construction has led to increase in wind turbine inventory around the country, and we are observing that turbine suppliers are also becoming a source of capital in the construction financing of wind farm projects.  We expect credit conditions to improve and we will assist project owners in examining federal and loan guarantee programs as an additional means of securing project financing.

Our wind farm development projects are financed with a combination of debt, tax equity financing and equity capital. At the initial stage of a project's development, we use a combination of equity capital and turbine supply loans to cover development expenses and turbine costs. Turbine supply loans are employed to finance a majority of the cost of a project's turbines. Once a project moves to the construction phase, we use a combination of equity capital and construction loans to finance the construction of the project. Proceeds from the construction loans are typically used to fund construction and installation costs as well as to retire the turbine supply loans. Finally, once a project is complete and commercial operations begin, we permanently finance the project through a combination of term loans and tax equity financing transactions, the proceeds of which are used to retire the construction loans and pay other service providers.

Site Selection

Wind is intermittent and electricity generated from wind power can be highly variable. Good site selection and advantageous positioning of turbines on a selected site are critical to the economic production of electricity by wind energy. In our experience, the primary cost of producing wind-powered electricity is the turbine equipment and construction cost. As an intermittent resource, wind power must be carefully positioned into the electric grid along with other generation resources and we believe Juhl Wind has demonstrated the expertise necessary to work with local electric utilities to affect the proper integration plan.  As such, we intend to continue to identify new sites to produce wind energy through the community wind power model throughout the United States and Canada with a focus on the Midwestern region of the U.S.

Site selection also includes identification of sites that we believe may be suitable for development, and basic analysis of site viability for wind development projects.  We make initial assessments of potential sites for our community wind farms based on a number of criteria, including topography; wind resource suitability; construction access; access to transmission networks; site size; land ownership; and environmental, zoning and other local and state laws and regulations. We make these assessments taking into account our business strategy.  We then proceed with an initial environmental screening, usually conducted on the basis of public available information and sometimes supplemented with a site visit by a qualified professional to identify environmentally sensitive areas.  Once a site passes this initial review, we begin more detailed site-specific environmental assessments in connection with our permitting efforts, and establish constraints for turbine siting and civil and site engineering. These typically include detailed mapping and other studies, all aimed at ensuring that we may safely operate a potential project without detrimental impact on the local environment.

Our site selection effort is based on establishing close working relationships with local permitting authorities, communities and other local stakeholders, such as farmers.   We believe that by entering into dialogue with these groups early, we are better able to incorporate local concerns into our site assessment, leading to effective permit applications and expedited completion of our projects.  We believe our ability to understand and interpret site information has been and will continue to be a key factor in our success in identifying desirable project sites for our community wind farm developments.

Basis of Presentation

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles and the rules and regulations of the SEC.

We acquired the wind farm development and management business of Juhl Energy and Juhl Energy Services, and Juhl Energy and Juhl Energy Services became our wholly-owned subsidiaries.  For accounting purposes, Juhl Energy was the acquirer in the share exchange transaction, and consequently the transaction is treated as a recapitalization of the company.  Juhl Energy Services was accounted for in a manner similar to pooling of interests due to common control ownership.

In October 2008, we acquired all of the issued and outstanding shares of common stock of NextGen.  Our acquisition of NextGen was accounted for in a manner similar to pooling of interests due to common control ownership. The assets and liabilities of NextGen were combined at historical cost for the portion (54%) under common control and at fair value for the non-controlling interest.  The revenue and expense activities of NextGen are included in the accompanying consolidated statement of operations for the year ended December 31, 2010 and December 31, 2009.

Juhl Energy, Juhl Energy Services (formerly known as DanMar and Associates) and NextGen’s financial statements are our historical financial statements.

On May 19, 2010, we formed Juhl Wind Asset Investment (formerly Juhl Wind Project Lending, Inc.), in the state of Delaware, as our wholly-owned subsidiary.  As of December 31, 2010, this entity has had no operational activity.  Its revenue and expense activities will be reported on our financial statements on a consolidated basis in a similar manner as to Juhl Energy Services, Juhl Energy and NextGen.

Generally accepted accounting principles require certain variable interest entities (“VIE”s) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Juhl Wind has determined that one of its wind farm projects currently under construction, Winona County Wind, LLC (“Winona County”) is a VIE and that Juhl Wind is the primary beneficiary. Accordingly, the Company’s consolidated financial statements include the accounts of Juhl Wind and Winona County. All significant intercompany investments, balances, and transactions have been eliminated.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included in this report.

Significant Accounting Estimates

We review all significant estimates affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustment prior to their publication. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of consolidated financial statements; accordingly, it is possible that actual results could differ from those estimates and changes to estimates could occur in the near term. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company uses estimates and assumptions in accounting for the following significant matters, among others: revenue recorded from the development agreements and construction contract agreements; realizability of accounts and promissory notes receivable; valuation of deferred tax assets, stock based compensation and warrants, determination of the primary beneficiary of a variable interest entity, and other contingencies. Revenue from the development agreements is adjusted to reflect actual costs incurred by the project upon the commercial operation date.  Accordingly, actual revenue may differ from previously estimated amounts, and such differences may be material to the financial statements. The Company periodically reviews estimates and assumptions, and the effects of any such revisions are reflected in the period in which the revision is made.

As of December 31, 2010, we have a $5.264 million promissory note receivable and approximately $3.2 million in accounts receivable that are recorded based on our assumption of collectability of funding from two wind farm customers.  We have concluded that such amounts will be collectable primarily based on cash of approximately $750,000 already received in the first quarter of 2011, and project financing arrangements that are in process at the time of filing of this report.  We have provided further discussion with respect to the funding and collectability status in the Overview of our Results of Operations and the Liquidity and Capital Resources sections below.

Our management has discussed the development and selection of these significant accounting estimates with our board of directors and our board of directors has reviewed our disclosures relating to them.

Results of Operations – Year ended December 31, 2010 Compared to Year ended December 31, 2009

Overview

Our wind farm development projects most commonly involve a development fee contract with the entities specifically formed by local landowners upon whose land the wind turbines are installed. Revenue is also derived from our work in the development of wind farms throughout the development process including four major components: feasibility studies, development fees, operations and management oversight, and construction fees. In addition, we occasionally provide turbine maintenance services on a contractual or time and materials basis as requested by project owners.

Our general activity during the first half of 2010 was primarily focused on completing the financing and commissioning of two community wind farm projects in Minnesota, Woodstock and Grant County. The commercial operations of those two projects were successfully completed in summer 2010.  Funding was completed for Woodstock at the time of commercial operation, but Grant County funding had complications and details of the funding status is provided separately below.   In the last half of 2010, we expended significant efforts necessary to begin construction on two additional projects, Valley View and  Winona,  and we successfully completed  development efforts to have our two Meeker County wind farm project developments, Adams and Danielson, begin construction in October 2010.

Grant County Wind Project (“GCW Project”). Construction of the 20 megawatt GCW Project commenced during the fourth quarter of 2009, and reached substantial completion of construction in February 2010, at an approximate cost of $43 million.  Further, the GCW Project received a declaration by the power purchaser utility in the fourth quarter of 2011 to commence commercial operation to provide energy for a 20-year period.  The GCW Project has successfully produced energy since achieving substantial completion.

The GCW Project had been directed by potential equity funding sources to defer its commercial operation date until the closing of equity and debt financing arrangements that had been subject to term sheet understandings reached in March 2010.   In early July 2010, we learned that the GCW Project’s expected equity investor would be unable to complete its proposed equity investment.  In response to this withdrawal, the GCW Project moved to declare its commercial operation status, and the GCW Project’s principal interim lender (the turbine supplier), along with the project construction contractors, Juhl Energy and its prime subcontractor, reached a memorandum of understanding to forego any foreclosure proceedings for payments that had been deferred under promissory notes (approximately $30 million by the turbine supplier and approximately $8.2 million by Juhl). The parties also agreed to retain an experienced capital-raising firm to assist in the acquisition or partial funding of the GCW Project. This process led to the receipt of four possible binding proposals on the GCW Project in early November of 2010.

Subsequent to December 31, 2010,  we, along with our development partner, Suzlon Wind Energy Corp., the North American subsidiary of Suzlon Energy Limited, completed negotiations the sale of additional membership equity interests in the Grant County Wind Project, which consisted of 10 Suzlon S88 – 2.1 MW wind turbines and at full capacity produces 20 megawatts of energy, enough electricity to power 7,000 homes in the area.  The equity purchaser acquired a 99% interest in the project alongside the current ownership which consisted of 10 local owner entities.  Juhl Wind will continue to provide administrative services and balance of plant operation maintenance to the GCW Project.  Juhl Wind has received a portion of the amount due to it under this project in a preliminary payment from the equity purchaser, and shall receive an additional amount upon the take-out of the existing loan facility, which is intended to be in the coming quarter.  In the interim, Juhl and the other lenders receive a monthly payment in respect of the amount due.  Juhl and its primary subcontractor agreed to accept a reduction in the amounts due to it and as such, the lower amounts have been reflected in the carrying value of the notes in our 2010 financial statements, and our development fee revenue (which has not yet been reflected as revenue in our financial statements) will be booked accordingly in first quarter 2011 based on the actual fee amount expected to be realized.

Woodstock.  The .75 megawatt Woodstock wind farm project commenced construction during the fourth quarter of 2009, and the project was commissioned in the second quarter of 2010.  The project cost of approximately $1.8 million was financed with approximately $700,000 of equity investment, a loan facility of $600,000, and approximately $522,000 obtained through the U.S Treasury cash grant program.  We assisted the project in raising equity and obtaining a permanent bank loan.

Additional Projects.   At December 31, 2010, we had commenced construction of four wind farm development projects totaling approximately 52 MW of wind generation facilities in Minnesota, and in addition, we spent substantial time preparing for construction of an additional wind 40 MW generation facility in Nebraska, as follows:

•
Adams Project, which is a 20 MW project, located in Meeker County, Minnesota, where we are providing full development and construction advisory services, and subsequent to December 31, 2010, the project completed construction and commenced commercial operations;

•
Danielson Project, which is a 20 MW project, located in Meeker County, Minnesota, where we are providing full development and construction advisory services, and subsequent to December 31, 2010, the project completed construction and commenced commercial operations;

•
Valley View Project, which is a 10 MW project, located in Minnesota, where we are providing general consultation, development, full construction services for the project.  Once the project is completed, which is estimated to be in the second quarter of 2011, we will also expect to provide administrative services and balance of plant maintenance.

•
Winona Project, which is a 2 MW project, located in Winona County, Minnesota, where we are providing general consultation, development, full construction management services for the project.  Once the project is completed, we will also expect to provide administrative services and balance of plant maintenance.

•
Crofton Hills Project, which is a 40 MW project located in Nebraska where we are providing general consultation and development services for the project.  The project has received key construction permits. We have entered into an amended development services agreement whereby if the project owner is successful in selling the project rights, we may sell a portion of our development rights and work performed to-date for cash and continue in the capacity of co-developer of the project.

Revenue

Total revenue decreased by approximately $5,408,000, or 46.3%, from approximately $11,676,000 for the year ended December 31, 2009, to approximately $6,268,000, for the year ended December 31, 2010.

While we moved forward with the development and construction of four wind farm projects in 2010, we experienced a decrease in revenue due to changes in our construction responsibilities and turbine supply arrangements that led to a reduction in revenue recognition.  In addition, revenue related to the Winona County project was eliminated under U.S. GAAP treatment as this variable interest entity was consolidated.  The large decrease in revenue is primarily attributable to approximately $3,547,000 of construction contract revenue, approximately $1,444,000 from wind turbine sales and service, and approximately $442,000 in wind farm development revenues

Construction contract revenue in the prior year included substantive work on 21 MW of wind farm projects, while 2010 included construction services on a smaller size construction project together with completing the small remainder of services on projects crossing over from 2009 into 2010.

 The decrease in Turbine sales and service revenues of approximately $1,444,000 from 2009 was primarily related to the 2009 sale of one large commercial scale wind turbine of approximately $1.2 million versus no such sales in 2010, and in addition, our NextGen subsidiary had a lower sales volume of smaller scale wind turbines (19 units in 2009 versus 8 units in 2010) which resulted in $538,000 of lower revenues.           We were able to increase our turbine maintenance services revenues by approximately $150,000 in 2010 over 2009 as a result of having a full year contract on a wind farm that was initiated during 2009.

 NextGen had one turbine in backlog as of December 31, 2010 as it has sold out of its previous turbine inventory that had been acquired for refurbishment.  NextGen is currently testing and evaluating a new 35 KW class wind turbine model which it expects to begin production and distribution in 2011. The expected target date of our NextGen turbine introduction is still dependent on our testing and analysis of the turbine component functionality and considerations related to in-house versus out-sourced manufacturing capabilities.

Wind farm development and management revenue, together with similar related party revenue that has been separately stated on the consolidated statement of operations, decreased by approximately $415,000, or 33.6%, from approximately $1,234,000 for the year ended December 31, 2009 to approximately $819,000 for the year ended December 31, 2010.  This decrease is primarily attributable to revenue recognized from reaching the power purchase agreements phase on three of our wind farm developments in 2009 which resulted in the recognition of approximately $420,000 in development services fees.  Our wind farm management services revenues decreased by $90,000 from 2009 to 2010 which is attributable to lower revenues from three of our wind farms which are, in part, based on a percentage of revenue where 2009 revenues are higher for those projects.

Cost of Goods Sold

Costs of goods sold decreased by approximately $4,963,000, or 50.3% in 2010, from approximately $9,858,000 for the year ended December 31, 2009 to approximately $4,894,000 for the year ended December 31, 2010.  The decrease in cost of goods sold for the year ended December 31, 2010 is primarily attributable to approximately $4,603,000 in lower wind farm construction and turbine costs as our construction activity in 2010 involved a lower amount of MW’s under construction during 2010 and also because 2010 did not include the sale of any large commercial turbines.  The remainder of the decrease in cost of goods sold of approximately $360,000 for the year ended December 31, 2010 primarily relates to decreased product costs for the lower volume of NextGen small turbine sales, and cost of goods sold in the year ended December 31, 2009 includes amortization of $72,000 in fair value of the customer backlog that had been recorded in conjunction with the October 2008 NextGen acquisition. The overall gross margin dollars fell by approximately $445,000.  Of the decrease in gross margin dollars, approximately $267,000 is attributable to lower NextGen turbine sales volume and approximately $178,000 is related to a decrease in our wind farm development fee revenues.  Despite the decrease in gross margin dollars, our overall gross margin percentage  increased from 15.6% in the year ended December 31, 2009 to 21.9% in the year ended December 31, 2010 since the overall revenue volume was $5.4 million lower in 2010 from 2009.

Operating Expenses

General and Administrative Expenses.  General and administrative expenses decreased by approximately $305,000, or 18.9%, from approximately $1,612,000 for the year ended December 31, 2009 to approximately $1,307,000 for the year ended December 31, 2010. The overall decrease of general and administrative expenses for the year ended December 31, 2010  is primarily attributable to a reduced level of professional services costs of $283,000.  In our 2009 disclosure filings with the SEC, we had mentioned that professional fees had included costs that we did not expect on a recurring bases form our costs of maintaining public reporting company status, subsequent audit costs related to the NextGen acquisition, and securities registration filings. In addition, the 2009 general and administrative expenses included approximately $164,000 of non-cash compensation expense for a warrant issuance for which there was no such expense in 2010.  We incurred increases over 2009 in the areas of general insurance expenses of $40,000 due to expanded coverages and in rent expenses of approximately $30,000 due to a full year effect of a lease for additional office space.

Payroll and Employee Benefits.  Payroll and employee benefits expenses increased by approximately $335,000, or 16.0%, from approximately $2,092,000 for the year ended December 31, 2009 to approximately $2,427,000 for the year ended December 31, 2010.  The $335,000 increase over the twelve months ended December 31, 2010 was attributable to the following:  a decrease of approximately $228,000 in employee-based stock-based compensation expense from the twelve months ended December 31, 2009, offset by $400,000 in employee bonus accruals at December 31, 2010, increases in executive compensation of approximately $100,000 as a result of having the CFO for the full-year in 2010 as well as pay rate increases as provided for in executive employment agreements,  and approximately $50,000 in increases related to employee benefits and one employee.

Wind Farm Management Expenses.  Wind farm management expenses decreased by approximately $118,000, or 58.6%, from approximately $202,000 for the year ended December 31, 2009 to approximately $84,000 for the year ended December 31, 2010.  The decrease in expenses resulted primarily from the incurrence of one-time management costs during the twelve months ended December 31, 2009, relating to time and materials arrangements requested by certain wind farm facilities under our management.

Investor Relation Expenses.   Investor Relations Expenses decreased by approximately $15,000, or 4.9%, from approximately $318,000 for the year ended December 31, 2009 to approximately $303,000 for the year ended December 31, 2010.    Investor relations expenses stems from investor relations communications in 2010 to increase public exposure of Juhl Wind.  During 2010, we chose to only seek $93,000 from the restricted cash fund for purposes of funding the 2010 expenses.  We expect to increase our public relations expenditures in 2011 as a result of our increased wind farm development activities.

Other Income (expenses).   The Company, beginning on January 1, 2009, recognized its warrants (issued in connection with the 2008 private placement) as liabilities at their respective fair values.  This accounting treatment was required under generally accepted accounting principles whereby our detachable warrants stemming from the private placement must be accounted for as a derivative instrument. As a result of revaluing the warrants, we recorded a gain of approximately $2,199,000 for the 12 month period ended December 31, 2009 from the change in the fair value of the underlying warrants using various valuation methods.  As a result of the exercise or exchange of such warrant instruments on June 29, 2009, no further adjustments are necessary to the fair value of these warrants in 2010.  Other income and expenses for the year ended December 31, 2010 include approximately $655,000 and $687,000, respectively, which primarily consists of interest income earned and interest expense incurred primarily with respect to the promissory notes held in conjunction with construction of the Grant County wind farm project and a turbine purchase occurring in the fourth quarter 2010 for the Winona County project.

Operating Loss

Our operating loss increased by approximately $146,000, or 5.6%, from approximately $2,600,000 for the year ended December 31, 2009 to approximately $2,746,000 for the year ended December 31, 2010.  The increase in operating loss is primarily attributable to approximately $445,000 in lower gross margins attained from our construction, wind development and small turbine sale activities. The 2009 operating loss included a charge for $228,000 of goodwill impairment.

Net Loss

Net loss increased by approximately $1,669,000, or 1273.1%, from approximately $131,000 for the year ended December 31, 2009 to approximately $1,800,000 for the year ended December 31, 2010.  Our net loss for the year ended December 31, 2009 was significantly impacted by the fair value accounting over the warrant derivatives  which resulted in a non-cash gain of approximately $2,199,000 reported for the year ended December 31, 2009 as described above under other income (expenses).

Accounts Receivable

Traditional credit terms are extended to customers in the normal course of business. We perform ongoing credit evaluations of our customers’ financial condition and generally require no collateral. Accounts receivable at December 31, 2010 includes approximately $3,115,000 from the Valley View wind project that started construction in the fourth quarter 2010. This receivable was converted into a note in March 2011 in conjunction with the closing of the project’s construction and bridge loan financing.  Approximately $185,000 of this note was converted into equity as a part of an understanding reached with the bank and the turbine supplier at closing.  We expect to collect on this receivable in part from the U.S. Treasury cash grant available to the project and also from the project’s plan to obtain proceeds from sale of membership interests to a tax equity investor.

Property and Equipment

As of December 31, 2010 and December 31, 2009, we held $489,000 and $430,000 in net book value of property and equipment, respectively. These assets included land, buildings, office equipment, shop equipment and service vehicles.

Liquidity and Capital Resource

At December 31, 2010, we carried approximately $1,691,000 in cash and short term-investments on the balance sheet.  However, approximately $419,000 of the short-term investments has been designated as security for the bank notes payable of approximately $411,000 and therefore has been reflected in current assets as a restricted asset.  In order to provide additional protection to our cash reserves, we have obtained a $1.0 million letter of credit facility that provides security for the deposits that may not otherwise be insured through the Federal Deposit Insurance Corporation.

We will continue our internal efforts to assist our project owners in arranging financing terms for each project under development.  The ability to assist project owners with obtaining debt and equity financing is a material factor in producing our future revenue streams and cash flow.

Valley View and Winona Wind Projects.  In the fourth quarter 2010, we had two wind farm projects under construction, the Winona and Valley View wind farm projects. About 85% of the construction costs for the Valley View project are being financed through a balance of plant subcontractor and therefore, we expect to have approximately $300,000 of cash requirements for balance of plant construction.  The Winona project includes 100% turbine financing by the turbine supplier who is making a market entry turbine introduction here in the U.S. on this project.  Juhl expects to incur approximately $1,100,000 of balance of plant construction costs on the Winona project of which approximately $700,000 has already been incurred at December 31, 2010.  The Winona project has been delayed due to damage during transport to one of the two nacelles for the project and the attendant delays caused as a result of such damage.  It is management’s estimate that construction of these two projects will be substantially completed in the second quarter of 2011.  We expect that upon completion of the Winona and Valley View projects, the Section 1603 Treasury grants will provide for the complete reimbursement of balance of plant costs for Winona, and possibly $1.3 million of the Valley View construction costs to apply toward our subcontractor financing. The cash receipts for Section 1603 Treasury grants can be expected 90 days after commercial operation is declared.

We are acting as construction management advisors with respect to the two Meeker County projects, Adams and Danielson, and, we have not incurred any balance of plant construction costs on those projects.

When we obtain interim vendor financing from turbine suppliers or a BOP subcontractor as in the case of Valley View and Winona, we are typically required to grant a security interest to those suppliers.  The security agreement allows the supplier to step-into our rights on any note arrangement or development rights that we have to the project entity, after a passage of time typically 180 days from completion.

We have development fees that will be contractually owed to us upon commercial operation and final financing of wind farm projects. This does cause the timing of our revenue streams to be inconsistent as we are dependent on successful construction conditions such as weather as well as assisting in the closing of funding which normally has numerous legal conditions.

The approximate amount of development and construction management revenue that we expect to recognize upon successful completion of the four projects in construction is approximately $5,400,000.

Subsequent events affecting liquidity and capital resources.
Certain events have transpired subsequent to December 31, 2010 that have significantly enhanced our liquidity and capital resources, but we did provide for certain guarantees and warranties in conjunction with these events. In addition to the GCW Project described above, we closed on various transactions, including equity sale and permanent financing, for the following wind farm projects:

Grant County Wind Project (“GCW Project”). On March 9, 2011, The GCW Project sold 99% of new membership interests to a new equity investor. As a part of that transaction closing, proceeds of $750,000 were used to pay down the promissory note balance with the GCW project, of which the  Company received approximately $242,000 directly in cash and in addition, a payment of $508,000 that was paid by agreement of the parties directly to our primary subcontractor holding the promissory note payable.  Also in conjunction with this equity investment, JEDI, along with the project turbine supplier and our primary subcontractor, agreed to a new credit facility to act as temporary lenders to the project until a permanent take-out loan is completed.  The new credit facility terminated the previous vendor note financing structures that had been put in place in 2009 by the turbine supplier, JEDI and its primary subcontractor (the ‘Development Partners”).  Effective March 2011, new promissory notes were created for each of the development partners under the new credit agreement with the project company.  Each development partner shall receive proceeds upon receipt of the permanent take-out loan proceeds pursuant to the terms of an intercreditor arrangement, and in the interim, the development partners will receive a quarterly payment of principal and interest on their respective promissory note.  The development partners have received a first security interest in project assets. The effect of the foregoing transactions required the Company to reduce the December 31, 2010 balance of our promissory notes receivable and the promissory note payable by approximately $635,000 with no effect on our net income since our primary subcontractor also agreed to the reduced amount of note proceeds.  The aforementioned cash payment received upon closing, along with the Company’s $1.76 million promissory note from the new credit facility will result in the revenue recognition of a project development fee of approximately $1.34 million in first quarter 2011. In addition, the promissory note payable to our primary subcontractor will have been deemed to be satisfied.

In conjunction with the new credit facility, the company has agreed for a limited period of time to indemnify the new equity investor with respect to certain representations and warranties made in conjunction with the equity purchase,  including potential liabilities for Section 1603 Treasury Grant recapture or tax liabilities attributable to the period prior to the closing date.  Also, the Company has guaranteed the payment obligation from Grant County to our primary subcontractor until such obligations are satisfied.  As of March 2011, the remaining obligation is approximately $4,756,000.

Meeker County projects, Adams and Danielson.  The Meeker County projects, named Adams and Danielson, were both commissioned and achieve commercial operation in March 2011.  The project equity investors have funded the projects.  Juhl has satisfied its construction and development obligations for these projects, and has received the full payment of its development fee of approximately $3.6 million. In addition, we collected approximately $450,000 in construction management services revenues in March 2011.

Valley View project. The construction of the Valley View wind project is ongoing and the project is approximately 90% complete as of the filing of this report.  On February 16, 2011, Juhl Wind Asset Investment became an equity investor (48% ownership) in a limited liability company that owns 99% of the limited liability company that owns the Valley View project.  This equity investment occurred in conjunction with the project’s turbine supplier who holds the 52% controlling interest.  Our initial equity investment of approximately $478,000 occurred on March 3, 2011 and was funded by our previous cash advances to the Valley View project along with a conversion of part of our receivables due from the project.  Within the membership control agreement, Juhl Wind Asset Investment has an obligation to purchase all, but not less than all, of the 52% controlling interest within two years after the Valley View commercial operation date as a result of a put option available to the controlling shareholder at a price equal to their original equity contribution plus interest and reduced for any cash distributions.

On March 3, 2011, the Valley View project closed on a construction and bridge loan debt financing of $13 million with a bank.  As a part of the closing, Juhl Energy was required to subordinate its rights under its Second Amended and Restated Development and Construction Services Agreement and to pledge its membership interests to the bank as collateral. Also in conjunction with the loan closing, Juhl Energy’s trade receivables of approximately $3.49 million were transferred to a subordinated promissory note.  The lender also required a minimum equity capital contribution which essentially requires Juhl to provide the full equity commitment of approximately $5 million (assuming project receipt of the Section 1603 Treasury cash grant) on the project upon the demand of the lender.  Juhl intends to raise outside equity capital and to utilize the Section 1603 Treasury Grant program in satisfying the minimum equity contribution commitment.  The Company in its role is continuing to assist the project LLC in completing the project and raising the remaining equity contribution required and we expect to complete all of this work by the end of May 2011.  After completing this work, we anticipate the full payment on our promissory note.

Crofton Hills project.  On March 1, 2011, the Company entered into an amendment to its existing Development Services Agreement with the limited liability entity that owns the Crofton Hills project. As a result of the amendment, the Company agreed to sell the rights to its development work performed to-date for $2,250,000, subject to the owner’s ability to achieve a purchase and sale agreement for the overall project.  The owner has secured an initial letter agreement for such a sale with an experienced large energy company and Juhl is assisting in finalization of the sale agreement.  It is expected to be completed by May of this year and the Company is expected to serve as a co-developer of the project after the sale is completed.  Also, in conjunction with this amendment, the project owners paid the Company an advance of $1,000,000 in cash. The advance is in the form of a loan and is intended to be an advance on the sale of the development work to-date.  In the event that owner is not successful in achieving the purchase and sale agreement for the overall project, the loan must be repaid to the owners at the time that the underlying project eventually achieves commercial operation.  The Company is expected to continue in a development role in the project until commercial operation, and the agreement with the owners also includes a provision that the Company will advance $500,000 on December 31, 2011 to the project owner in the event that the project has not yet achieved commercial operation at that time.

Future Growth and Financing

Due to the anticipated increased demand for power from alternative energy sources in 2011 and beyond, we believe the demand for our services, and therefore our revenues, will be stable or increase in the foreseeable future. Based on our anticipated level of revenues, we believe that funds generated from operations, together with existing cash and cash available from construction and consulting services received in March 2011, will be sufficient to finance our operations and planned capital expenditures through the next 24 months.

We will continue to pursue new community wind farm developments to maintain an active backlog of projects. However, we cannot assure that actions will be successful. Should revenue decline to a level significantly below our current expectations, we would reduce capital expenditures and implement cost-reduction initiatives which we believe would be sufficient to ensure that funds generated from operations, together with existing cash and funds available from borrowing under any open credit agreement.

In conjunction with our financing activities as described above, we believe that we would be able to more quickly bring wind farm projects through the early development and construction stages if we were able to access a funding mechanism that we could utilize in sponsoring wind farm developments.  Like much of the U.S. economy that relies on extension of credit, the community wind industry in general has experienced difficulties in obtaining sources of funding from the current equity and debt financing marketplace, as cited above under Factors Affecting Our Operating Results.  In February 2010, we signed an engagement agreement in principle with a full service investment banking firm, Rodman & Renshaw (“Rodman”), for purposes of receiving investment advisory services, including a potential underwritten registered stock offering. However, at this time, the Company does not anticipate utilizing Rodman on this offering or registering a new class of its preferred stock with the SEC, but may reconsider moving forward with such items.

Net Cash – Operating Activities
Net cash used in operating activities increased by approximately $619,000, from the net cash used in operating activities of approximately $992,000 for the year ended December 31, 2009 to net cash used in operating activities of approximately $1,611,000 for the year ended December 31, 2010. The change in net cash used in operating activities of $619,000 is primarily due to the use of cash to fund day-to-day operating costs of the business.   We will continue to manage payments of accounts payable related to project-related expenses to coincide with the billings on these projects and to obtain temporary financing arrangements, if considered necessary, to provide cash for project construction.

Net Cash – Investing Activities
Net cash provided by investing activities decreased by approximately $675,000, from the net cash provided by investing activities of approximately $116,000 for the year ended December 31, 2009 to net cash used in investing activities of approximately $559,000  for the year ended December 31, 2010. The change in net cash used in investing activities for the year ended December 31, 2010 primarily relates to the incurrence of project development costs of $1,144,000 in Valley View and Winona projects.  These project investments were offset by nearly $700,000 of certificates of deposit that we chose to convert into operating cash reserves.  We invested approximately $113,000 into new property and equipment additions in 2010.

Net Cash – Financing Activities
Net cash flow provided by financing activities decreased by approximately $2,354,000, from the net cash flow provided from financing activities of approximately $2,368,000 for the year ended December 31, 2009 to approximately to net cash provided by financing activities of approximately $13,000 for the year ended December 31, 2010.  The decrease is primarily attributable to $2,536,000 in additional equity funding received in 2009 from a warrant exercise and exchange.

We maintain an investor relations cash escrow account that was initially funded by $500,000 of proceeds received from the 2008 private placement, and an additional $250,000 received from the exercise of Series A Warrants and issuance of Series B Preferred Stock in June 2009.  The funds are to be used only for investor relations initiatives.  As of December 31, 2010, we had a balance of approximately $110,000 in the account.  This balance was withdrawn in March 2011 to provide reimbursement of investor relations expenses from 2010 and 2011.

Impact of Inflation

We expect to be able to pass inflationary increases on to our customers through price increases, as required, and do not expect inflation to be a significant factor in our business.

Seasonality

Although our operating history is limited, we believe that our construction revenues may be impacted by cold winter climate in the Upper Midwest. In addition, our development fee revenue is not only dependent on the ability to complete construction projects, but our project developments must complete debt and equity funding arrangements, including due diligence activities, in order for us to demonstrate collectability of our services fees.

Off-Balance Sheet Arrangements

As mentioned above in the Liquidity and Capital Resources section, we have made certain guarantees of indebtedness or offered indemnifications of warranties and representations in conjunction with the funding activities of the Valley View and Grant County wind farms. Furthermore, in our Valley View project development, the turbine supplier has requested that we provide a Juhl Wind parent guarantee on the approximate payment of $1.8 million for remaining obligations in their turbine supply agreement with this development project.  We feel that the risk of loss is low as we will either raise the planned project equity once the wind farm is operational from sources that we have identified or alternatively, the project will more likely than not have Section 1603 Treasury grant proceeds sufficient for such payment. Aside from these arrangements, we believe that there are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to exercise its judgment. We exercise considerable judgment with respect to establishing sound accounting policies and in making estimates and assumptions that affect the reported amounts of our assets and liabilities, our recognition of revenues and expenses, and disclosures of commitments and contingencies at the date of the financial statements.

On an ongoing basis, we evaluate our estimates and judgments. We base our estimates and judgments on a variety factors including our historical experience, knowledge of our business and industry, current and expected economic conditions, the composition of our products/services and the regulatory environment. We periodically re-evaluate our estimates and assumptions with respect to these judgments and modify our approach when circumstances indicate that modifications are necessary.

While we believe that the factors we evaluate provide us with a meaningful basis for establishing and applying sound accounting policies, we cannot guarantee that the results will always be accurate. Since the determination of these estimates requires the exercise of judgment, actual results could differ from such estimates. A description of significant accounting policies that require us to make estimates and assumptions in the preparation of our consolidated financial statements is as follows:

Revenue Recognition.

Turbine Sales and Service.

Turbine sales occur from small scale wind turbines that are internally re-manufactured and sold by the Company, or through purchase and resale of larger scale wind turbines to wind farm project owners. Revenue from the sale of small scale wind turbines are recognized upon shipment to the customer as transfer of ownership and risk of loss have been transferred to the customer.  Deposits received from customers are included as deferred revenue until shipment occurs. Revenues from the sale of larger scale wind turbines are generally recognized in conjunction with the construction services percentage of completion accounting discussed below. Commencement of revenue recognition is only after turbine erection activities have begun.  Turbine services include time-and-material arrangements related to existing installations of wind turbine equipment.  Revenue is recognized upon completion of the maintenance services.

Licensing Agreements.

Revenues earned from licensing agreements are amortized straight line over the term of the agreement.

Wind Farm Consulting, Development and Management Services:

Consulting Services

Consulting services fees are primarily fixed fee arrangements of a short-term duration and are recognized as revenue on a completed contract basis.

Wind Farm Development Services

The Company normally earns a development service fee from each of the wind farm projects that it develops in cooperation with wind farm investors. These development services arrangements are evaluated under authoritative guidance relating to “Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities.

The development services fee revenue is recognized as follows:

Proceeds received upon the signing of a Development Services Agreement (generally 10% of the total expected development fee) are amortized over the expected period of the development process, which is generally three years. The amortization period is re-assessed by management as new timelines are established for the project in-service date, and the amortization period is adjusted. The remaining proceeds are allocated to the following deliverables based on vendor specific objective evidence (“VSOE”) of each item: 1) achievement of a signed Power Purchase Agreement (“PPA”) with an electrical utility, and 2) final commissioning of the wind farm turbines.  Management has determined that these deliverables have stand-alone value, and performance of the undelivered services are considered probable and in the control of the Company.

Wind Farm Management Services

Revenues earned from administrative, management and maintenance services agreements are recognized as the services are provided. The administrative and management services agreements call for quarterly payments in advance or arrears of services rendered based on the terms of the agreement. The administrative and management services payments in advance are carried as deferred revenue and recognized monthly as services are performed. Maintenance services are generally billed on a time and materials basis.  Revenues from services work are recognized when services are performed.

Wind Farm Construction Services

We recognize revenue on construction contracts on the percentage of completion method with costs and estimated profits included in contract revenue as work is performed. Construction contracts generally provide that customers accept completion of progress to date and compensate us for services rendered measured in terms of units installed, hours expended or some other measure of progress. We recognize revenue on both signed contracts and change orders. A discussion of the treatment of claims and unapproved change orders is described later in this section. Percentage of completion for construction contracts is measured principally by the percentage of costs incurred as part of the balance of plant contract (which excludes the wind turbines) and accrued to date for each contract to the estimated total cost for each contract at completion. We generally consider contracts to be substantially complete upon departure from the work site and acceptance by the customer. Contract costs include all direct material (excluding wind turbines), labor and insurance costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in job performance, job conditions, estimated contract costs and profitability and final contract settlements may result in revisions to costs and income and the effects of these revisions are recognized in the period in which the revisions are determined. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined. The balances billed but not paid by customers pursuant to retainage provisions in construction contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company’s experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

Accounting for Derivatives.   We adopted guidance issued by the Financial Accounting Standards Board (“FASB”) relating to “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock ” effective January 1, 2009.  The adoption of this guidance affected the accounting for warrants and many convertible instruments with provisions that protect holders from a decline in the stock price (or “down-round” provisions). For example, warrants with such provisions will no longer be recorded in equity. Down-round provisions reduce the exercise price of a warrant or convertible instrument if a company either issues equity shares for a price that is lower than the exercise price of those instruments or issues new warrants or convertible instruments that have a lower exercise price. We evaluated whether our warrants or convertible preferred stock contain provisions that protect holders from declines in our stock price or otherwise could result in modification of the exercise price and/or shares to be issued under the respective warrant or preferred stock agreements based on a variable that is not an input to the fair value of a “fixed-for-fixed” option. We determined that the all of the outstanding warrants contained such provisions thereby concluding they were not indexed to our own stock and must now be treated as a derivative liability. Prior to the adoption of this guidance, the warrants were considered equity instruments. We determined that while our convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within our convertible preferred stock does not require bifurcation. At each reporting date, we are required to estimate the fair value of the warrants and record this change in value in earnings as gain or loss.  Upon the conversion of all warrants as part of the 2009 warrant exchange, no equity instruments subject to derivative accounting under this guidance were outstanding as of June 30, 2009.  The warrant liability of $10,378,146 at June 29, 2009 was reclassified to equity upon recording the 2009 warrant exchange.

Variable Interest Entities.  The Company has determined that three of its wind farm projects are variable interest entities (“VIE”).  The footnotes to our financial statements provide our analysis and judgments with respect to whether or not the Company should consider consolidation of these VIE’s into our financial statements.   We have consolidated one of the three VIE’s because we believe that we had implicit power to significantly impact the economic performance of the limited liability company associated with that wind farm project. In the other two cases, we do not believe that we had superior control over the wind farm project entities, and as such those entities were not consolidated into our financial statements.

INDUSTRY AND MARKET OVERVIEW

This registration statement includes market and industry data that we have developed from publicly available information, various industry publications and other published industry sources and our internal data and estimates.  Although we believe that the publications and reports are reliable, we have not independently verified the data.  Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management’s understanding of industry conditions.

As of the date of the preparation of this report, these and other independent government and trade publications cited herein are publicly available on the Internet without charge.  Upon request, the Company will also provide copies of such sources cited herein.

Energy Demand

Demand for electricity has dramatically increased as our society has become more technologically driven, and this trend is expected to continue. Significant new capacity for the generation of electricity will be required to meet anticipated demand. According to the U.S. Department of Energy, Energy Information Administration’s (”EIA”) “Annual Energy Review 2009,” nearly half of all electricity produced in the United States was generated by coal, which is the largest source of carbon dioxide in the atmosphere. Other major sources of electricity in 2009 were nuclear (20%), natural gas (23%), hydropower (7%), and “other,” which consists of, among other things, wind, petroleum, wood and waste (5%).   According to the U.S. Department of Energy EIA’s “Annual Energy Outlook 2011: With Projections to 2035 Early Release Overview,” total coal consumption, mostly for electric power generation, is projected to increase from 19.7 quadrillion Btu in 2009 to 25.2 quadrillion Btu in 2035. More intense use of current power plants and the completion of new power plants currently under construction  are credited for this increase, according the EIA’s “Annual Energy Outlook 2011: With Projections to 2035 Early Release Overview.”

Overall, EIA expects a 4.7% increase in total annual consumption of electricity across all sectors during 2010 and little change during 2011.

Most of the world’s primary energy sources are based on the consumption of non-renewable resources such as petroleum, coal, natural gas and uranium. However, while still a small segment of the energy supply, renewable sources such as wind power are growing rapidly in market share. Wind power delivers multiple environmental benefits. Wind power operates without emitting any greenhouse gases and has one of the lowest greenhouse gas lifecycle emissions of any power technology. Wind power results in no harmful emissions, no extraction of fuel, no radioactive or hazardous wastes and no use of water to steam or cool. Wind power projects are developed over large areas, but their carbon footprint is light. Farmers, ranchers and most other land owners can continue the vast majority of their usual activities after wind turbines are installed on their property.

Wind Power Generation

According to the U.S. Department of Energy EIA’s publication “Renewable Resources in the U.S. Electricity Supply,” wind power generation was projected to increase eight-fold between 1990 and 2010, a rate of 10.4% per year.  Annual growth in the global wind energy capacity for the past ten years has averaged 28% per year according to the Global Wind Energy Council’s (“GWEC”) “Global Wind 2009 Report”.  This 2009 GWEC Report stated an increase of 31.7% in total global wind power capacity, despite the global economic and financial crises occurring in late 2008.  Although wind power produces under 1% of electricity worldwide according to the GWEC’s “Global Wind 2007 Report,” it is a leading renewable energy source and accounts for 20% of electricity production in Denmark, as of 2009 (according to the GWEC’s “Global Wind 2009 Report”).  Elsewhere in the European Union, wind power generation represented more than 14% of Spain’s electricity demand, and about 7.5% of the net power consumption in Germany (according to the GWEC’s “Global Wind 2009 Report”).  In the United States, according to the GWEC’s “Global Wind 2009 Report,” wind power now covers 2% of the country’s total electricity demands.  The GWEC’s “Global Wind 2008 Report” predicts that wind power is positioned to supply 10% to 12% of global electricity demand by 2020, reducing carbon dioxide omissions by 1.5 billion tons annually.  However, in the United States, wind output only meets a small portion of the nation’s overall demand for electricity at around 2%.

Wind power has become a mainstream option for electricity generation, and we believe that it is a critical element to solving climate change and delivering cost-effective domestic power in the United States. The U.S. wind power industry has experienced continuing growth from 2007 through 2009, with 2009 exceeding all previous records and being the largest year for wind installations in U.S. history, according to the AWEA’s “U.S. Wind Industry Annual Market Report 2009.”  This publication reported that over 10,000 MW of wind capacity was installed in 2009.  According to the GWEC “Global Wind 2009 Report,” the United States broke all previous records by installing nearly 10,000 MW of new wind generating capacity during 2009.  Similarly, the GWEC “Global Wind 2008 Report” and the GWEC’s “Global Wind 2007 Report,” stated, respectively, an industry growth of 50% in 2008, and an industry growth of 45% in 2007.    There is also strong popular support for a national Renewable Energy Standard (“RES”), according to AWEA’s “Wind Industry Highlights of 2009” press release.  An AWEA poll released in May 2009 showed that 75% of Americans supported an RES requiring that 25% of the nation’s electricity be generated by renewable energy by 2025.  Moreover, the press release stated that the use of wind energy will lead to favorable environmental results: the electricity generated by the wind turbines installed in the U.S. through 2009 will avoid the emission of over 57 million tons carbon dioxide and will avoid the emission of 80,000 metric tons of smog-causing nitrous oxide, annually.  According to the GWEC “Global Wind 2009 Report,” the new wind projects installed in 2009 accounted for enough new power generating capacity to serve over 2.4 million average American homes.  In 2009, wind projects provided about 39% of all new electric generating capacity, according to the AWEA’s “U.S. Wind Industry Annual Market Report 2009.”  Total, wind provided 1.8% of U.S. power in 2009.  As of the close of 2010, nationwide wind power capacity totaled 40,180 MW, a 15% increase in capacity over the start of 2010, according to AWEA’s “U.S. Wind Industry Year-End 2010 Market Report.”  Although U.S. wind turbine manufacturing activities in 2010 did not exceed 2009’s record pace, the U.S. began 2011 with over 5,600 MW under construction and industry experts expect 2011 numbers to finish ahead of 2010’s, according to an early 2011 press release from the AWEA (“AWEA 2011 Press Release”).  According to the AWEA 2011 Press Release, wind costs have dropped over the past two years and are now competitive with natural gas costs for new electric generation.

In 2009, the United States was second in wind power installations, coming in only behind China, as reported by the AWEA in its “U.S. Wind Industry Annual Market Report 2009.”  In total installed wind capacity, the U.S. again led the rest of the world, at over 35,000 megawatts, according to the GWEC’s “Global Wind 2009 Report.”  China and Germany followed the U.S. in 2009.  In 2008, according to the GWEC “Global Wind 2008 Report,” the United States led the world in wind power installations and global wind capacity increased by more than 20,000 megawatts in 2008, with installation of 8,358 megawatt capacity in the United States alone. China and India were the second and third largest wind power growth countries in 2008 with 6,300 megawatts and 1,800 megawatts of wind power capacity added, respectively, according to the report.

Wind power can deliver zero-emissions electricity in large amounts. According to the American Solar Energy Society’s report, dated January 2007, “Tackling Climate Change in the U.S.”, energy efficiency and renewable energies can provide most, if not all, of the U.S. carbon emission reductions needed to keep atmospheric carbon dioxide levels at no more than 450 to 500 parts per million, the level targeted in the more protective climate change bills before the U.S. Congress. According to this report, wind power would offer a large carbon reduction “wedge” by contributing a 35% relative share from among the various renewable energy contributors, and can constitute about 20% of the U.S. electricity supply by 2030.

According to the Emerging Growth Research, LLP’s Industry Report “U.S. Wind Sector” dated December 29, 2008, which we refer to as the “Emerging Growth Report 2008,” the domestic wind capacity installed as of the end of 2008 is equivalent to the capacity of approximately 35 average sized coal-fired power plants.  Considering that each average size coal-fired power plant in the United States produces about 3,000,000 tons of carbon emission each year, currently-installed wind power capacity is reducing total carbon emissions by just over 105,000,000 tons each year.

Furthermore, wind power delivers zero-emissions electricity at an affordable cost. No other power plants being built in the United States today generate zero-emissions electricity at a cost per kilowatt-hour nearly as affordable as wind power. Consequently, using wind power lowers the cost of complying with emissions reduction goals. The affordable cost of wind power is stable over time. Wind projects do not use any fuel for their operations, so the price of wind power does not vary when fuel prices increase. When utilities acquire wind power, they historically have locked in electricity at a stable price for 20 years or more.

Wind, however, is intermittent and electricity generated from wind power can be highly variable. Good site selection and advantageous positioning of turbines on a selected site are critical to the economic production of electricity by wind energy. In our experience, the primary cost of producing wind-powered electricity is the turbine equipment and construction cost; wind energy has no fuel costs and relatively low maintenance costs. As an intermittent resource, wind power must be carefully positioned into the electric grid along with other generation resources and we believe Juhl Wind has demonstrated the expertise necessary to work with local electric utilities to affect the proper integration plan.  As such, we intend to continue to identify new sites to produce wind energy through the community wind model throughout the United States and Canada with a focus on the Midwestern region of the U.S.

Growth in Demand for Wind Power and Our Position and Service Offerings

Demand for wind power in the United States has grown rapidly. We believe that the market for community wind power will be maintained as a model for ongoing installations of wind power given the constraints of transmission capacity and utility power purchases that are currently affecting the growth of larger scale projects.  In addition, we believe that there is impetus in the United States to increase its generation of electrical power through renewable energy means.

In July 2008, the U.S. Department of Energy issued a report entitled “20% Wind Energy by 2030”, discussing the viability of the potential for wind energy in the United States to grow to approximately 305 gigawatts from 2007’s level of approximately 11 gigawatts. This projected level of growth is estimated to cost billions of dollars per year for the next 22 years of growth. Community wind systems will make up a segment of this growth, leading to what we estimate will be significant growth in community wind farm systems. According to its “Wind Industry Highlights of 2009” press release, AWEA gave the roadmap outlined in the “20% Wind Energy by 2030” report a “B” for the 2008 progress toward achieving the goal. This progress grade, the first of its kind, will be issued annually and was prepared by an AWEA in-house team of experts, some of whom worked on the Department of Energy report. The progress grade examines progress in four areas: Technology Development, Manufacturing, Siting, and Transmission & Integration.

AWEA’s “Wind Power Outlook 2010” reported that the new wind projects installed in 2009 added nearly 10,000 megawatts (MW) of generating capacity.  Although, these new installations broke all previous wind installation records, the total number of jobs in the wind industry  at the end of 2009 was essentially the same as that at the end of 2008 (according to the GWEC’s “Global Wind 2009 Report,” those holding jobs in the U.S. wind industry now is around 85,000).  Further, according to the AWEA, wind power installations of 1,634 megawatts in the first half of 2010 were down 72% from 2009.  The report predicted that wind power installations would continue to grow in 2010, but cautioned that this growth is conditional on Congressional policies, as a strong long-term policy is needed.   The report also predicted that the average generating capacity of wind turbines could grow within the next few years.  AWEA based this prediction on the fact that, in 2009, there was a shift towards larger turbines: over 1,000 turbines larger than 2 MW were already in operation in 2009, and an order was placed at the end for 2009 for three hundred (300) 2.5 MW turbines.

Preliminary estimates by the EIA indicate that wind power capacity grew by at least 3,657 megawatts during 2010, which is the lowest capacity addition since 2006.  Capacity is expected to grow at a similar pace in 2011, increasing wind generation by 43 gigawatthours per day (16%) during 2011.

Industry Related Information – Community Wind Projects

According to the windustry.org January 2010 newsletter, community wind projects added 544 MW of new energy capacity in 2009. Community Wind now accounts for more than 4 percent of the overall U.S. wind energy capacity with 1,521 MW (Windustry) out of 35,159 MW total (AWEA) for the country. Overall, new wind energy capacity in the U.S. for 2009 was estimated at nearly 10,000 MW compared to 8,500 MW added in 2008, a record high.

“Community Wind” for the statistics cited above refers to locally-owned, commercial-scale wind projects that optimize local benefits. Locally-owned means that one or more members of the local community has a significant direct financial stake in the project other than through land lease payments, tax revenue, or other payments in lieu of taxes.

Many states increased their Community Wind capacity during 2009. In California, the Los Angeles Department of Water and Power added a 120 MW project. In Minnesota a number of Community Wind projects expanded their capacity including Willmar Municipal Utilities, Hilltop Wind LLC, Shakopee Mdewankton Sioux, and the Minnesota Municipal Power Agency.  A list of more Community Wind projects for 2009 is available with the Windustry Community Wind Map web page located at http://www.windustry.org/community-wind-map.

Increased Demand in WindPower

Growth in wind power is being driven by several environmental, socio-economic and energy policy factors that include:

•	ongoing increases in electricity demand due to population growth and growth in energy consuming devices such as computers, televisions and air conditioning systems,

•	the fluctuating costs of the predominant fuels required to drive the existing fleet of conventional electric generation such as coal, natural gas, nuclear and oil,

•	the increasing cost and difficulty faced in the construction of conventional electric generation plants,

•
existing and growing legislative and regulatory mandates for “cleaner” forms of electric generation, including state renewable portfolio standards and the U.S. federal tax incentives for wind and solar generation, including the Recovery and Reinvestment Act enacted in February 2009,

•	ongoing improvements to wind power systems making them more cost effective and improving availability to meet demand, and

•	worldwide concern over greenhouse gas emissions and calls to reduce global warming due to the carbon dioxide produced by conventional electric generation.

Juhl Wind – Full Service Development of Community Wind Farms

In light of these factors and the resulting increase in demand for wind power, we believe that we are uniquely positioned to experience long- term growth and development of specific community wind farms throughout the United States. We can provide full-scale development of community wind farms across the range of required steps including:

•	initial feasibility studies and project design,

•	formation of required land rights agreements to accommodate turbine placement on each project’s specific farm land,

•
studies, design and agreements with utilities (as well as with independent system operators (ISOs), which are organizations formed at the direction or recommendation of the Federal Energy Regulatory Commission (“FERC”) that coordinate, control and monitor the operation of the U.S. electrical power grid) with respect to connection to existing electric power transmission networks,

•	negotiation and execution of power purchase agreements,

•	construction financing,

•	vendor terms, including vendor financing,

•	arrangement of equity and debt project financing,

•	construction oversight and services,

•	project commissioning,

•	turbine maintenance services, and

•	management of wind farm operations.

In addition, we can provide general consulting services to help local stake holders evaluate possible projects and initiate their development. We will often take on the entire development process including virtually all of the services outlined above. As project developer, we arrange every aspect of the development process and receive payment for the services as certain steps are accomplished. After establishing that a project has appropriate wind resource and transmission interconnection, we would move on to complete land rights agreements, community limited liability company structures and the power purchase agreement with the local utility.

BUSINESS

BUSINESS OVERVIEW

Juhl Wind is a leader in community wind power development and management, focused on wind farm projects primarily in the United States.  Juhl Wind services all aspects of wind farm development including full development and ownership of wind farms, general consultation on wind projects, construction management of wind farm projects and system operations and management for completed wind farms.  Additionally, we sell renewable energy products such as remanufactured small wind turbines and solar systems to consumers, directly and through our dealer network.  Juhl Wind focuses on building 5 MW to 80 MW wind farms that are jointly owned by local communities, farm owners, environmentally concerned investors, and our Company.  The wind farms are connected to the general utility electric grid to produce clean, environmentally-sound wind power.

We specialize in the development of community wind power systems, which results in land owners owning a portion of the long term equity in the wind farm that resides on their land. Our growth strategy is anchored by the competitive advantage of our portfolio of completed projects coupled with our projects under development. Our plan is to continue to provide the full range of development services across each phase of development, which we expect will grow our revenue and profitability.

Since 1999, we have developed 18 wind farms (accounting for approximately 178 megawatts of wind power) that are currently operating in the Midwestern United States. We are presently engaged in various aspects of the development of 23 wind farms totaling approximately 360 megawatts of community wind power.

Community Wind Power

Our wind power projects are based on the formation of partnerships with the local owners upon whose land the wind turbines are installed.  Over the years, this type of wind power has been labeled “community wind power” because the systems are locally owned by the landowners (often farmers).  Our Chairman and Principal Executive Officer, Daniel J. Juhl, was one of the creators of community wind power in the United States.  Community wind power is a specialized sector in the wind energy industry that differs from the large, utility-owned wind power systems.  Community wind power is a form of community-based energy development (C-BED). Various states, including Minnesota and Nebraska (where we have projects in development), have enacted C-BED initiatives, which include mechanisms to support community wind power and are intended to make it easier for community wind power projects to be successful without putting an excessive burden on utilities.  Therefore, community wind power is both environmentally sustainable and an economic stimulus for the rural areas in which it is developed.

Historically, landowners in rural areas could only benefit from the development of wind farms in their community by leasing their land to large wind developers. These large developers would then sell the wind energy to the local utility company and retain a majority of the project’s profits. We provide what we believe is a better alternative for local communities by specifically concentrating on C-BED projects that are owned in part by local constituents. As a result, we believe that community wind power projects keep more dollars in local communities, preserve local energy independence, and protect the environment. Our goal, and Mr. Juhl’s focus for the past 30 years, is to share ownership with local interests and to build a network of locally-owned community wind power systems.

Business Strategy

Our business strategy is to leverage our portfolio of existing community wind power projects and to take on new developments located in the United States and Canada. We take projects where the following important conditions exist for successful developments: acceptable wind resources, suitable transmission access and an appropriate regulatory framework providing acceptable power purchase agreements and long-term utility agreements. Based on our pipeline of projects, we believe that we will experience consistent growth in the number of projects completed and the number of projects for which we are providing operational oversight. We expect that the continued growth in our project pipeline will act as a key competitive advantage as the community wind power industry grows throughout the United States and Canada.

Integral to Juhl Wind’s development efforts is the joint ownership structure created by the community wind model.  On implementing this model, a group of landowners are typically grouped together into the membership of the local entity, typically a limited liability company that becomes Juhl Wind’s partner in development.  By design, Juhl Wind’s projects are smaller as compared to larger wind farm projects, which make wind farm development less burdensome, including reducing the difficulties in locating available sites for wind farms, wind turbine supply, local construction, electrical interconnection and financing.   Thus, Juhl Wind’s projects cost less to build than large scale, multi-national or electric utility owned wind farms.  Our typical community wind farm projects range in size from 10 to 50 megawatts, equivalent to $20 to $100 million development costs for the projects.  Based on this size, community wind farms are a viable and a relatively undiscovered niche in the market.

Juhl Wind develops its community wind projects in a manner similar any utility or independent power developer builds and operates traditional power plants.  Juhl Wind is the developer, operator and (usually) maintenance provider for the wind farms.  The wind farm systems are built to meet wind power production goals established by the electric utility buyer as required by the power purchase agreement (the “PPA”).  This PPA typically provides for a 20 year term in the agreement from the electric utility.  Since the primary cost of wind power is the initial capital cost of the system, each wind farm benefits from a steady stream of reliable revenue and cash flow for decades.

Management

Mr. Juhl is an expert in the wind power field and is considered a pioneer in the wind industry having been active in this field since 1978.  He was a leader in the passage of specific legislation supporting wind power development in the states of Minnesota and Nebraska, as well as contributing to the development of the currently accepted, financial, operational and legal structure providing local ownership of medium-to-large scale wind farms.  John Mitola, our President, is also considered an expert in the energy field having focused his career on energy efficiency, demand side management and independent power development.   He has significant experience in the energy industry and electric industry regulation, oversight and government policy.

Further, the rest of our management team has been involved in the wind power industry for more than 30 years. We have experience in the design, manufacture, maintenance and sale of wind turbines, as well as the full-scale development of wind farms.

Corporate Information and History

Our Company was formed as a Delaware corporation in January 2006 as Help-U-Drive Incorporated for the purpose of developing a business to assist impaired drivers. Upon further investigation, we decided that this was not a business opportunity we wanted to pursue due to potential liability and other reasons. In October 2006, we acquired My Health and Safety Supply Company, LLC, an Indiana limited liability company, pursuant to a plan of exchange with the holders of 100% of the outstanding membership interests of My Health & Safety Supply Company. We changed our name to MH & SC, Incorporated in September 2006. My Health & Safety Supply Company, LLC became our wholly-owned subsidiary and began developing its business to market a variety of health and safety products on the Internet. This business was sold simultaneously with the exchange transaction described below since it was incidental to our new wind energy business. In March 2007, we filed a registration statement with the SEC, which became effective in December 2007, and we became a publicly-reporting and trading company.

On June 24, 2008, we entered into a Securities Exchange Agreement with Juhl Energy and Juhl Energy Services and, for certain limited purposes, their respective stockholders. On June 24, 2008, the exchange transaction provided for in the Securities Exchange Agreement was completed and Juhl Energy and Juhl Energy Services became our wholly-owned subsidiaries. Juhl Energy Services and Juhl Energy were formed as Minnesota corporations in October 2001 and September 2007, respectively, and have been in the wind energy business since formation.

Pursuant to the Securities Exchange Agreement, at closing, the two former beneficial stockholders of Juhl Energy and Juhl Energy Services received a majority of 15,250,000 shares of our common stock, representing approximately 60.6% of our outstanding shares of common stock, inclusive of shares of common stock issuable upon the conversion of our Series A convertible preferred stock sold in our concurrent private placement. In exchange for the shares we issued to the former Juhl Energy and Juhl Energy Services stockholders, we acquired 100% of the outstanding common stock of Juhl Energy and Juhl Energy Services. The consideration issued in the exchange transaction was determined as a result of arm’s-length negotiations between the parties.  Concurrently with the closing of the exchange transaction, we also completed a private placement to institutional investors and other accredited investors, in which we received aggregate gross proceeds of $5,160,000.

The consideration issued in the exchange transaction was determined as a result of arm’s-length negotiations between the parties. In leading up to the exchange transaction, Juhl Energy engaged Greenview Capital, LLC to assist and advise it in an effort to secure financing. Juhl Energy agreed to pay Greenview Capital, and its designees, a fee for such advice in the amount of $300,000 in cash and 2,250,000 shares of our common stock. Aside from the Greenview Capital arrangements, no finder’s fees were paid or consulting agreements entered into in connection with the exchange transaction.

Following the exchange transaction, we succeeded to the wind farm development and management business of Juhl Energy and Juhl Energy Services.  Prior to the exchange transaction, there were no material relationships between us and Juhl Energy or Juhl Energy Services, between Juhl Energy or Juhl Energy Services and our affiliates, directors or officers, or between any associates of Juhl Energy or Juhl Energy Services and our officers or directors. All of our pre-exchange transaction liabilities were settled on or immediately following the closing.

Through the share exchange transaction, the stockholders of our privately-held predecessors, Juhl Energy and Juhl Energy Services, received a majority of the outstanding shares of MH & SC and their officers and directors assumed similar positions with MH & SC.  Following the share exchange transaction, we changed our corporate name to Juhl Wind, Inc.

On October 31, 2008, we acquired all of the outstanding shares of common stock of NextGen in exchange for an aggregate purchase price of $322,500 payable by delivery of an aggregate of 92,143 shares of our common stock allocated among the NextGen non-controlling interests. The purchase transaction included assumption of certain liabilities of NextGen including a note payable to First Farmer’s & Merchant’s National Bank, but excluded the stockholder notes, which the stockholders of NextGen agreed to contribute to equity.  Simultaneously with the acquisition of all of NextGen, the Company also purchased a commercial building and associated land located in Pipestone, Minnesota from the individual owners of NextGen. The Company issued 41,070 unregistered shares of common stock to the minority stockholders of NextGen for the purchase of the land and building. The 41,070 shares issued to the NextGen minority interest were valued at $3.50 per share at the date of acquisition, or $144,000.  The acquisition was accounted for at the fair value of the land and building on the date of purchase which totaled $173,055. NextGen is now our wholly-owned subsidiary and focuses on consumer-owned renewable energy design and advanced conservation technologies related to community-scaled renewable energy systems such as small scale wind turbines and solar arrays.

We have not been a party to any bankruptcy, receivership or similar proceeding at any time since inception of the Company.

Our Community Wind Farm Portfolio

We believe that we have completed and placed into service more community wind power systems than any other U.S. enterprise. To date, we have developed 18 community wind farms, totaling approximately 178 megawatts of installed power, located primarily in the Buffalo Ridge area of southwestern Minnesota. We selected Buffalo Ridge because of its high altitude (approximately 2,000 feet above sea level) and high average wind speed, making it, in our opinion, an ideal location for wind-based energy production.

In addition to the first 18 wind farms developed by us, we have another 23 community wind projects in various phases of development totaling approximately 361 megawatts of operating capacity.  These projects are primarily located in the states of Minnesota and Nebraska.

A sample of the projects, which are in the phase of development referenced below, include but are not limited to the following:

Project Name	Megawatts	Phase
Completed wind farm developments	178	Operational
Valley View, MN	10	Construction 2011
Crofton Hills, NE	40	Construction 2011, 2012
Winona County, MN	1.5	Financing/Construction 2011
Kittson/Marshall, MN	80	Interconnection Study/Construction 2012
Gunderson Lutheran	5	Interconnection Study/Construction 2011
Kennedy/Kittson, MN	20	Interconnection Study
17 Additional Midwest Projects	205	Initial Study/Feasibility

Note: From time to time some of our projects are not listed publicly due to the preferences of local owner groups or competitive issues facing our business.  However, we strive to provide regular updates to our projects listing via press releases and corresponding updates to our corporate website, www.juhlwind.com.

With respect to the projects that are yet to commence construction, it is difficult to predict the timing of construction as it subject to numerous risks and uncertainties.  Thus, some of the project listed above may not commence construction until after 2011.  Once a project commences operations, it may not meet our original expectations about how much energy it will generate or the returns it will achieve.

Overall, based on our pipeline of projects, we believe that we will experience consistent growth in the number of projects completed and the number of projects for which we are providing operational oversight. We expect that the continued growth in our project pipeline will act as a key competitive advantage as the community wind power industry grows throughout the United States and Canada.

COMPETITIVE ADVANTAGES/STRENGTHS

We believe that we have a number of competitive advantages in the community wind energy production sector:

Proven Record in Developing Wind Farm Projects.  A key advantage is that we have completed 18 community wind farm projects to date and currently have 23 wind farm projects in various stages development.  Our pipeline represents approximately 361 megawatts of generating capacity of electricity and almost $580 million in project development. We expect that when owners of new projects consider retaining a development enterprise, the ability to point to actual projects completed, along with the extensive knowledge base developed and relationships necessary to get the job done, will provide us an edge in winning projects in the future. These relationships include those with utility power purchasers, equity and debt project finance sources, turbine suppliers and contractors.

For community wind projects to be completed successfully, projects must be constructed in a cost-effective manner. In the course of completing 18 projects, we have been able to demonstrate to project owners, equity investors and lenders, that we can build wind farms on a cost-effective basis.

Experienced Management Team.  Led by an industry leader, Dan Juhl, our development team is unmatched in its general experience, credibility and proven track record.

We believe that our experience in developing community wind farms in new market areas and in operating energy companies will enable us to continue to successfully expand our development portfolio. We believe our management’s understanding of deregulated energy markets enables us to maximize the value of our development portfolio. Our team has experience in site selection, market analysis, land acquisition, community relations, permitting, financing, regulation, construction and, financing projects.

Established Local Presence.  In the Midwestern United States where we focus our activities, our management team maintains local presence and promotes community stakeholder involvement. By maintaining our principal office in Woodstock, Minnesota and satellite offices in Minneapolis, Minnesota and Chicago, Illinois, and by becoming involved in local community affairs, we develop a meaningful local presence, which we believe provides us with an advantage when working through the permitting processes and helps to enlist the support of our local communities in favor of the wind farms. We believe our local approach has enabled us to secure approvals and support for our projects in regions that have historically voiced meaningful opposition to such projects and has given us an advantage over competitors who are not as active in the local communities. Our management’s active participation in the federal, state and local regulatory and legislative processes has led to the growth of community wind across the Midwest.

Turbine Access.  We maintain good working relationships with turbine suppliers who are actively marketing turbine equipment in our market area.  Our extensive experience to determine suitability of turbine technologies for our projects is another asset of our development team.

Ownership-Sharing Structure with Land Owners

Through our community wind approach, we involve local stakeholders (such as farmers) by establishing a limited liability company that extends ownership to the participants along with the initial equity investor. Land owners are critical to any wind farm because wind turbines must be placed in open areas requiring a large amount of land necessary to “harvest the wind.” Turbines are typically placed on a small plot of land, and less than one acre is removed from normal use (such as farming or grazing) for each 50 acres of wind resource captured. Turbines must be spaced a certain minimum distance apart to avoid “shadowing” each other and reducing power output. By integrating the land owners into the land rights and ownership structures, we can allow a wind-enabled farm to more than double the annual net income from cultivation or grazing. As a project developer, we assist in finding financing, securing the contract with a utility to buy the electricity produced, negotiation of a turbine supply agreement and construction of the system, and arrange for operation of the wind farm.

As a leader of community wind power, we have been able to offer what we believe is a unique ownership-sharing formula with land owners and local communities that provide us with an ongoing competitive advantage in this large and open sector of the wind energy arena.  Some of the key advantages of our approach are driven by the fact that our projects are medium-sized which provide the following key benefits:

•	the 1 to 50 megawatt size of our wind farm projects benefit from a lower cost per megawatt of installed power and are quicker to build, which provides for a higher return on investment;

•
the development of our projects secures economic benefits to the local community bringing construction, legal and regulatory work to rural areas by engaging local land owners, engineers, bankers and contractors to assist in the building and maintenance of the projects;

•	the development of community wind farm projects lend itself to easier land aggregation for the building of the wind farms;

•	easier and less expensive transmission and, in general, projects which are much easier to build. End users generally receive electricity through an already established local utility grid;

•	the landowner and local community retain more by sharing ownership with the developer and excluding external interests, which creates a more sustainable energy future; and

•	easier to obtain regulatory permits and to secure project financing through established and/or local resources due to the size of each project.

In addition, while mega-wind projects have gained wide attention, we believe we are uniquely positioned as the only publicly traded community wind power company in the U.S. committed to and building projects in the 1 – 50 megawatt sector, which has received considerable attention in the industry.  This market is largely overlooked by larger developers.  This oversight provides an opportunity to rapidly increase our market share and expansion plans.

Significant Milestones for Juhl Wind

Since becoming a public company in 2008, we have achieved several significant milestones:

•	we have secured institutional investments of over $7 million available for use as working capital;

•
we acquired NextGen which specializes in smaller scale wind turbine and solar systems.  This acquisition brings smaller wind turbine and solar expertise to the Company to enhance and expand our existing community wind power product and service offerings; in turn, we received $1 million during 2009 and 2010 from a licensing and distribution arrangement for the NextGen technology.

•	we completed the development on four wind farms totaling 61 MW of installed wind power:
o	the 20 MW Grant County wind farm in 2010,
o	a 1 MW wind farm commissioned in 2010 in Woodstock.
o	two wind farms in Meeker County totaling 40 MW, which were commissioned in March 2011.

•	we commenced construction on two additional wind farms in 2010, which are expected to be commissioned in the coming months, including the following:

o	a 1.5 MW project in Winona County, Minnesota, and
o	a 10 MW project in Valley View, Minnesota.

•	we have worked to align ourselves with environmentally friendly concerned investors, multi-national banks, and non-traditional lenders to provide financing options for investment in our projects.

•
we have entered into strategic relationships with industry partners to enhance our ability to develop projects in our pipeline.  These relationships with turbine suppliers, a wind consulting firm and others will benefit our continued growth in the community wind power industry with the development and completion of further community wind power projects.

•
we have formed a wholly-owned lending subsidiary, Juhl Wind Asset Investment, in order to supplement financing to our community wind farm projects under development, and avoid delays and difficulties of obtaining financing from traditional lending sources; Juhl Wind Asset Investment made its first initial investment in March 2011 in the Valley View wind farm.

•
we assisted in application and receipt of a $12,564,150 U.S. Stimulus Grant for the 20 megawatt Grant County Wind Project in the fourth quarter of 2010.  The grant was issued by the U.S. Treasury Department in accordance with the American Recovery and Reinvestment Act of 2009.  The proceeds of the grant went toward partial payments of construction financing arranged by Juhl for the community wind project.

•
we assisted in closing of permanent equity financing for the Grant County and Meeker County projects totaling in the aggregate approximately $90 million in March 2011, and assisted in closing of a $13 million construction and bridge loan financing for the Valley View project in March of 2011.

GROWTH STRATEGIES

Our strategic growth plan for 2011 consists of the following key elements:

Wind Farm Development, Construction and Management Services:

Our growth strategy is anchored by the competitive advantage of our portfolio of completed projects coupled with the projects we currently have under development. Our plan is to continue to provide the full range of development services across each phase of development, which we expect will grow our revenue and profitability.

In addition to growing our revenue per project, we will continue to grow our projects under development by utilizing competitive strengths and taking advantage of market conditions to build long-term growth, as follows:

•
We expect to increase our capacity by entering regional markets through organic development. Upon entering a market we work to become a leading wind energy operator and an influential voice within the region. We strive to develop projects in-house from the initial site selection through construction and operation.

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We intend to expand business relationships within the investment community both in the U.S. and abroad in order to assist project owners in obtaining construction financing and end project equity and debt financing for wind farm developments. This will include consultation with the local owners with regard to raising capital in private or public equity funds that would invest in the wind project developments.

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We expect to create relationships as a community stakeholder. We prioritize the creation of strong community relationships that we believe are essential to generating support and securing land and permits necessary for our wind farms. Our team works closely with the landowners who will host the wind farms to ensure that they fully understand the impact of the turbines. Throughout the development process, we assess and monitor the community’s receptiveness and willingness to host a wind farm in the project area. This proactive involvement in the community also enables us to submit permit applications that comply with local regulations while addressing local concerns.

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We expect to work with governmental agencies to help us incentivize the creation of community wind farms and their ability to obtain power purchase agreements, and offer favorable tax treatment for owners and investors.  Further, we intend to use tax equity financing arrangements in order to monetize the value generated by production tax credits (or alternatively, investment tax credits or treasury cash grants) and accelerated tax depreciation that are available to wind generation projects .

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We will continue to strive to attract, train and retain the most talented people in the industry. As we continue to grow our business, we will need to attract, train and retain additional employees. We believe that our management team will be instrumental in attracting new and experienced talent, such as engineers, developers and meteorology experts. We plan to provide extensive training and we believe that we offer an attractive employment opportunity in the markets in which we operate.

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We believe that the formation of Juhl Wind Asset Investment will provide us the ability in the future to provide supplemental funding to our wind farm development projects from the issuance and sale of securities.  This will allow us to more quickly bring projects through the early development and construction stages.

•	We intend to grow our business with the acquisition of businesses and wind farm assets that are complementary to Juhl Wind.

As a result of the relationships we have established and niche markets we have identified, we have been able to lay the groundwork for 2011 and beyond.  Some of the areas of focus moving forward include the following:

•	moving into a larger market of smaller projects;

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targeting 5 to 50 megawatt wind farm projects.  In the State of Minnesota alone, industry experts have suggested there exist over 6,000 megawatts of achievable electricity utilizing our wind power model;

•	expanding our services to include maintenance services for projects that we have sponsored or for existing wind farms in the Upper Midwest;

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providing an overall services component that includes construction and development maintenance and management by developing relationships with contractors, turbine suppliers, and financing partners in the wind farm industry; and

•	additional growth through targeted acquisitions.

Consumer-owned renewable energy products – smaller on-site wind power and solar systems:

NextGen provides renewable energy systems and specializes in advanced conservation technologies focused on smaller scale wind turbine (40 kw class) and solar systems.  Production, management and conservation of energy are NextGen's main focus.

NextGen has extensive experience with a wide variety of energy saving and environmentally-sound production systems such as small wind, solar, back-up power, and stand alone power systems.  Its diverse experience enables it to assist the energy consumer with methods of controlling, and in some cases eliminating, their ever burdensome energy costs.  NextGen supports a transition to a sustainable energy economy which relies on clean, renewable resources to satisfy societal needs.  NextGen can present the energy consumer with modern options in terms of cost effectiveness, performance, and reliability.

NextGen focuses on energy consumers throughout the Great Plains region.  Through thorough analysis, NextGen examines the energy requirements and implements the appropriate technology to meet the needs of the energy consumer.  In addition to site analysis, NextGen markets and installs energy-saving products and performs system repairs and scheduled maintenance.

NextGen has developed a “SolarBank™ System” which is designed to give businesses and homeowners the ability to store up to 72 hours of emergency power in the event of a power failure.  This back-up power system works automatically and instantaneously.  When a power outage occurs, the control relay station automatically taps into the energy reserve stored by the SolarBank™ System and can run several loads for 24-72 hours.  Solar modules are designed to convert sunlight into electricity at the highest possible efficiency and are used to charge storage batteries to provide power for remote homes, recreational vehicles, boats, telecommunications systems and other consumer and commercial applications.

To protect the cells from the most severe environmental conditions, the solar modules are encapsulated between a tempered glass cover and polymer film with a weather resistant back sheet.  The entire laminate is installed in an anodized aluminum frame for structural strength and ease of installation. Solar modules are not produced by NextGen, but are available from a number of manufacturers.

Through the current date, NextGen has focused its business on purchasing used wind turbine equipment mostly from California for the purpose of re-manufacturing and reselling the units in the Upper Midwest.  As of December 31, 2010, NextGen has sold 56 wind turbine units since its inception in 2005.

Sales and Marketing

We derived approximately 79% of our  revenue in 2010 from five customers mostly as a result of the wind farm construction activities, and 78% of our revenue in 2009 was from two customers as a result of wind farm construction activities.

Historically, Juhl Energy Services and Juhl Energy have not relied on any direct sales or marketing efforts for wind farm development and management, but have gained exposure through trade publications, word of mouth, and industry conferences. We currently have a pipeline of projects we believe will last at least two years and it is being supplemented on an on-going basis without direct selling efforts. We anticipate being able to add a significant number of projects to this pipeline driven primarily by Dan Juhl, John Mitola and an expanding development team, trade publications, industry events and word of mouth. Our web site, www.juhlwind.com, also serves as a marketing tool. If, at some point, management determines the pipeline of potential customers is less than anticipated or desired, or if we are unable to sustain our desired rate of growth and expansion with these sales and marketing methods, we will reevaluate the sales and marketing efforts and address the issue at that time.

We are currently utilizing a combination of internal direct selling efforts as well as third party distributors for the sale of consumer-owned renewable energy products.  We plan to increase our efforts to establish sales channels through qualified dealers who demonstrate technical knowledge in the renewable energy marketplace, and have sales expertise and financial stability to deliver small scale wind turbine and solar-related systems.

Intellectual Property

We depend on our ability to develop and maintain the proprietary aspects of our technology to distinguish our products from our competitors’ products. To protect our proprietary technology, we rely primarily on a combination of confidentiality procedures. It is our policy to require appropriate employees and consultants to execute confidentiality agreements and invention assignment agreements upon the commencement of their relationship with us. These agreements provide that confidential information developed or made known during the course of a relationship with us must be kept confidential and not disclosed to third parties except in specific circumstances and for the assignment to us of intellectual property rights developed within the scope of the employment relationship.

We have no patents, trademarks, licenses, franchises, concessions or royalty agreements, other than a July 2009 manufacturing license arrangement with an Ohio company that includes the use of NextGen’s proprietary software controlling the power electronics of the NextGen wind turbine unit and other related documentation. The term of the manufacturing license arrangement is twenty years and does not allow the licensee to access the software or provide such software to any other party.

Competition

Within the U.S. wind power market itself, there is also a high degree of competition, with growth opportunities in all sectors of the industry regularly attracting new entrants. For example, in 2011, our management believes, based on our industry observations that over 15 utility-scale wind turbine manufacturers are selling turbines in the United States market, up from only six in 2005 of which we were aware.  Further, the enactment of the American Recovery and Reinvestment Act in February 2009 provides a greater tax incentive for companies in the renewable energy industry, which may lead to more entrants in the wind power development market, who will have an overall increased need for wind turbines.

New entrants in the wind power development market, however, face certain barriers to entry.  The capital costs of buying and maintaining turbines are high.  There is increased difficulty and uncertainty in obtaining long-term power purchase contracts from utilities, even in the face renewable energy portfolio standards in over 30 states.  Other significant factors include the cost of land acquisition, the availability of transmission lines, land use considerations and the environmental impact of construction and operations. Finally, another critical barrier to entry into the wind power development business is the necessary experience required to bring projects to the point where they are able to secure agreements with respect to connecting to the existing electricity transmission network, power purchase agreements and project financing for construction.

We are aware of four companies that are working in the community wind power area and which management views as being competitive with certain aspects of our company.  The first, Nacel Energy, is a community wind development company founded in 2006 and focused on developing community wind projects in Texas and Kansas. To our knowledge, Nacel Energy has yet to fully complete the development of a project.  The second, Wind Energy of America, is located in and focused on community wind power in Minnesota and is currently employing a strategy where it purchases rights to current or developing wind projects.  The third, Own Energy, Inc. is a New York-based privately-held developer who states that they have 26 projects under development across 12 states. The fourth, National Wind LLC, is a Minnesota-based developer that has completed one project.

Exelon has also entered into the wind power market, through the formation of Exelon Wind, where it owns and operates wind projects.  It has 36 wind projects in eight states, adding 735 operating megawatts.

With respect to the production and sale of consumer-owned renewable energy products, there are numerous businesses operating in the U.S. that are associated with the manufacturing, sales distribution and installation of products and services. The competition in this field is not dominated by any one particular company or group of companies. The industry competition is expected to emerge given the focus on and favorable legislation passed for renewable energy facilities by the federal government.

Suppliers

As the primary operating equipment for our wind farm development projects, wind turbines are integral to our wind project development.  As compared with demand for wind turbines, there are a limited number of turbine suppliers, which limits the current production capacity.   Thus, the cost of wind turbines represents the majority of our wind energy project investment costs.

Wind turbines come in a variety of sizes, depending upon the use of the electricity. A large, utility-scale turbine described above may have blades over 40 meters long, meaning the diameter of the rotor is over 80 meters (nearly the length of a football field). The wind turbines might be mounted on towers 80 meters tall (one blade would extend half way down the tower), produce 1.8 megawatts of power (1800 kilowatts), supply enough electricity for 600 homes and cost over $1.5 million. Wind turbines designed to supply part of the electricity used by a home or business is much smaller and less costly. A residential - or farm-sized turbine - may have a rotor up to 15 meters (50 feet) in diameter mounted on a metal lattice tower up to 35 meters (120 feet) tall. These turbines may cost from as little as a few thousand dollars for very small units and up to $80,000 excluding installation costs.

Our principal suppliers of our wind farm projects primarily consist of suppliers of wind turbines, wind turbine parts and various electrical supplies and services relating to wind turbine operation. We also source, as needed, wind studies and electrical engineering expertise from outside suppliers. With respect to wind turbines and related items, to date, our principal suppliers have been Suzlon Energy Limited, Alstom Power, and Vestas Wind Support Systems A/S for turbines; Fagen, Inc. for subcontracted construction services, and Abaris EC, LLC, Echo Group, Inc., Muth Electric Inc. and Motion Industries, Inc. for electric services and supplies. We have used WindLogics, Inc. and AWS Truewind for wind studies and Consulting Engineer Group, Inc. and Hoerauf Consultants, Inc. for specialized electrical engineering. Our business is not dependent on any one supplier and our list of suppliers is changing and expanding on an ongoing basis as the market for wind power continues to expand and new suppliers enter with advanced products, technologies and services.

One way to secure our supply needs and develop strong relationships with turbine suppliers is to establish framework agreements.  We have entered into a non-binding term sheet with a turbine supplier to provide wind turbine generators for four projects currently under development totaling approximately 150 MW. The procurement of these wind turbines are subject to the completion of definitive agreements for the terms of supply, construction and financing arrangements.

Customers

Our wind farm projects sell electricity and associated RECs primarily to local utilities under multi-year PPAs. For the year ended December 31, 2010, the electrical production we sold to Northern States Power Company d/b/a Xcel Energy represented 100% of our sales.  This PPA typically provides for a 20 year term in the agreement from the electric utility. The utility normally maintains ownership of any Renewable Energy Certificates (“green tags”) that are associated with the power generated by the projects.  Since the primary cost of wind power is the initial capital cost of the system, each wind farm benefits from a steady stream of reliable revenue and cash flow for decades.

Government Regulation

Overview – Utility Regulation

Traditionally, utility markets in the United States have been highly regulated. The U.S. power industry is currently in transition as it moves toward a more competitive environment in wholesale and retail markets. The commercial viability of wind power will increasingly depend upon pricing as the trend toward deregulation continues.

To the extent of our involvement in the construction, operation and maintenance of wind farms, including the sale of electricity to utilities, we are subject to regulation by various federal, state and local government agencies. The federal government regulates the wholesale sale and transmission of electricity in interstate commerce and regulates certain environmental matters. States and local governments regulate the construction of electricity generating and transmission facilities, the intrastate sale of electricity, and environmental matters.   Below is a brief summary of some of the pertinent laws that are applicable to our business, but such disclosure is not exhaustive of all such laws that we come into contact with operating our business.

Federal Energy Regulatory Commission

As a company that generates electricity through our wind farm projects, our projects may be subject to government regulation as “public utilities” by the Federal Energy Regulatory Commission (the “FERC”) under the Federal Power Act of 1935 (the “FPA”).    The FERC regulates as "public utilities" those entities that own or operate facilities used for the wholesale sale of electric energy in interstate commerce.

Certain small power production facilities may qualify as "qualifying facilities" ("QFs") if the wind powered generating facility has a generating capacity of 80 MW or less.   QFs whose primary source is renewable energy such as wind have the right to sell energy or capacity to a utility through an interconnection agreement and is exempt from certain laws  including, but not limited to  rate regulation and reporting and accounting requirements of the FPA, for facilities with a generating capacity of 30 MW or less.  However, the FERC must first find that a QF has non-discriminatory access to wholesale energy markets having certain characteristics, including non-discriminatory transmission and interconnection services provided by a regional transmission entity in certain circumstances with respect to its exemption from rate regulation.  For any of our project that may be non-exempt from the jurisdiction of the FERC, such projects would be subject to rate regulation and the obligation to obtain FERC rate schedules for wholesale sales of energy and capacity.

Most of wind development projects that have a generating capacity of 20 MW or less are QFs that are exempt from most aspects of FERC regulation.

Minnesota Public Utility Commission

A majority of our wind farm projects are subject to the rules and regulations under the jurisdiction of the Minnesota Public Utility Commission’s Energy Facilities Unit (the “Commission”), which manages state oversight of proposals to construct energy facilities in Minnesota, which include wind power generation plants and facilities. The Commission’s jurisdiction may include a state Certificate of Need and/or a state Site or Route Permit. Applications for projects, such as wind power generation power facilities, subject to the Commission’s jurisdiction are filed with the Commission in compliance with state statues and administrative rules.  The Commission's procedures for review of proposed energy facilities incorporate compliance with the Minnesota Environmental Policy Act and provide for broad spectrum public participation, including timely public notice and multiple opportunities for public comment.  The Commission's decisions preempt local jurisdictional authority.

Overview- Renewable Energy Government Incentives

The growing concern over global warming caused by greenhouse gas emissions has also contributed to the growth in the wind energy industry. The Intergovernmental Panel on Climate “Change’s Climate Change 2007: Synthesis Report” reports that 11 of the last 12 years (1995-2006) rank among the warmest years since 1850. Additionally, the global average sea level has risen at an average rate of 1.8 millimeters per year since 1961 and at 3.1 millimeters per year since 1993, due to the melting of glaciers, ice caps and polar ice sheets, coupled with thermal expansion of the oceans. The importance of reducing greenhouse gases has been recognized by the international community, as demonstrated by the signing and ratification of the Kyoto Protocol, which requires reductions in greenhouse gases by the 177 (as of March 2008) signatory nations. While the United States did not ratify the Kyoto Protocol, state-level initiatives have been undertaken to reduce greenhouse gas emissions. California was the first state to pass global warming legislation, and ten states on the east coast have signed the Regional Greenhouse Gas Initiative, which proposes to require a 10% reduction in power plant carbon dioxide emissions by 2019.

Various state and federal governments have placed restrictions on fossil fuel emissions, and it is anticipated that additional requirements for limitation of such emissions will continue. Substituting wind energy for traditional fossil fuel-fired generation would help reduce carbon dioxide emissions due to the environmentally-friendly attributes of wind energy. According to the U.S. Department of Energy, EIA’s “International Energy Outlook 2006”, updated January 21, 2009, the United States had the second highest carbon dioxide emissions of all the countries in the world in 2006, with 5,902.75 billion metric tons.  This number was second only to China which had 6,017.69 billion metric tons. According to the U.S. Department of Energy, EIA’s “Annual Energy Review 2008”, from 1990 to 2007, carbon dioxide emissions from the United States’ electric power industry has increased by a cumulative amount of 28.7%, from 1.8 billion metric tons to 2.4 billion metric tons.

Environmental legislation and regulations provide additional incentives for the development of wind energy by increasing the marginal cost of energy generated through fossil-fuel technologies. For example, regulations such as the Clean Air Interstate Rule and the Regional Haze Rule have been designed to reduce ozone concentrations, particulate emissions and haze and other requirements to control mercury emissions can require conventional energy generators to make significant expenditures, implement pollution control measures or purchase emissions credits to meet compliance requirements. These measures have increased fossil fuel-fired generators’ capital and operating costs and put upward pressure on the market price of energy. Because wind energy producers are price takers in energy markets, these legislative measures effectively serve to make the return on wind energy more attractive relative to other sources of generation.

We believe there is significant support in the U.S. to enact legislation that will attempt to reduce the amount of carbon dioxide produced by electrical generators. Although the ultimate form of legislation is still being debated, the two most likely alternatives are (i) a direct emissions tax or (ii) a cap-and-trade regime. We believe either of these alternatives would likely result in higher overall power prices, as the marginal cost of electricity in the U.S. is generally set by generation assets which burn fossil fuels such as oil, natural gas and coal and produce carbon dioxide. As a non-carbon emitter and a market price taker, we are positioned to benefit from these higher power prices.

Growth in the United States’ wind energy market has also been driven by state and federal legislation designed to encourage the development and deployment of renewable energy technologies. This support includes:

Renewable Portfolio Standards (RPS).   In response to the push for cleaner power generation and more secure energy supplies, many states have enacted RPS programs. These programs either require electric utilities and other retail energy suppliers to produce or acquire a certain percentage of their annual electricity consumption from renewable power generation resources or, as in the case of New York, designate an entity to administer the central procurement of Renewable Energy Certificates (“RECs”) for the state. Wind energy producers generate RECs due to the environmentally beneficial attributes associated with their production of electricity.

According to the Federal Energy Regulatory Commission’s “Renewable Power & Energy Efficiency Market: Renewable Portfolio Standards” report, RPS programs at the state level have proliferated since the late 1990s and, as of August, 2010, 29 states and the District of Columbia had adopted some form of RPS program. The report also indicates the District of Columbia and 19 states have renewable mandates.  Additionally, the District of Columbia and 16 states have final targets of 20% or higher.  This report from the Federal Energy Regulatory Commission derived its data from the Lawrence Berkeley Labs, State Public Utility Commission, and the Pew Center on Global Climate Change.

Almost every state that has implemented an RPS program will need considerable additional renewable energy capacity to meet its RPS requirements. We believe that much of the forecasted 50,000 megawatt installed wind capacity by 2015 will be driven by current and proposed RPS targets, along with additional demand from states without renewable standards.

According to the “Emerging Growth Report 2008”, these mandatory requirements, which are now in place in many states, are forcing electric utilities to be at the forefront of wind power development.

Renewable Energy Certificates (REC).   A REC is a stand-alone tradable instrument representing the attributes associated with one megawatt hour of energy produced from a renewable energy source. These attributes typically include reduced air and water pollution, reduced greenhouse gas emissions and increased use of domestic energy sources. Many states use RECs to track and verify compliance with their RPS programs. Retail energy suppliers can meet the requirements by purchasing RECs from renewable energy generators, in addition to producing or acquiring the electricity from renewable sources. Under many RPS programs, energy providers that fail to meet RPS requirements are assessed a penalty for the shortfall, usually known as an alternative compliance payment. Because RECs can be purchased to satisfy the RPS requirements and avoid an alternative compliance payment, the amount of the alternative compliance payment effectively sets a cap on REC prices. In situations where REC supply is short, REC prices approach the alternative compliance payment, which in several states is approximately $50 to $59 per megawatt hour. As a result, REC prices can rival the price of energy and RECs can represent a significant additional revenue stream for wind energy generators.

Production Tax Credits (PTC).  The PTC provides wind energy generators with a credit against federal income taxes, annually adjusted for inflation, for duration of ten years from the date that the wind turbine is placed into service. In 2010, the PTC is $22 per megawatt hour (or 2.2 cents per kilowatt hour).  Wind energy generators with insufficient taxable income to benefit from the PTC may take advantage of a variety of investment structures to monetize the tax benefits.

The PTC was originally enacted as part of the Energy Policy Act of 1992 for wind parks placed into service after December 31, 1993 and before July 1, 1999. The PTC subsequently has been extended six times, but has been allowed to lapse three times (for periods of three, six and nine months) prior to retroactive extension. Currently, the PTC is scheduled to expire on December 31, 2012.  This expiration date reflects a three-year extension passed under the American Recovery and Reinvestment Act enacted in February 2009.  Moreover, according to American Wind Energy Association’s “Wind Power Outlook 2010,” a new incentive was added as part of expanding the PTCs.  The provision as passed under the American Recovery and Reinvestment Act allowed wind farm developers to receive a direct payment from the government, rather than the previously existing PTC.  This provision provided more than $1.5 billion capital to different wind projects in 2009.

Accelerated Tax Depreciation.   Tax depreciation is a non-cash expense meant to approximate the loss of an asset’s value over time and is generally the portion of an investment in an asset that can be deducted from taxable income in any given tax period. Current federal income tax law requires taxpayers to depreciate most tangible personal property placed in service after 1986 using the modified accelerated cost recovery system, or MACRS, under which taxpayers are entitled to use the 200% or 150% declining balance method depending on the class of property, rather than the straight line method. Under MACRS, a significant portion of wind park assets is deemed to have depreciable life of five years which is substantially shorter than the 15 to 25 year depreciable lives of many non-renewable power supply assets. This shorter depreciable life and the accelerated and bonus depreciation methods result in a significantly accelerated realization of tax depreciation for wind parks compared to other types of power projects. Wind energy generators with insufficient taxable income to benefit from this accelerated depreciation often monetize the accelerated depreciation, along with the PTCs, through forming a limited liability company with third parties.  In addition, the 2010 Tax Relief Act allows 100% bonus depreciation for qualified wind farm assets put in service after September 8, 2010 and before January 1, 2012.

American Recovery and Reinvestment Act of 2009.   On February 13, 2009, the U.S. Congress passed a stimulus package known as The American Recovery and Reinvestment Act of 2009 (the “Recovery Act”).  The Recovery Act has the potential to substantially impact the market for renewable energy initiatives. Approximately $40 billion in spending was appropriated for clean energy initiatives and an additional $20 billion is estimated for new and modified tax incentives.  According to a discussion at Windindustry.org, the Recovery Act’s goal opens up new sources of funding for renewable energy at a time when the wind energy industry is set for even more growth.  The Recovery Act contains a number of provisions that focus on the growth of the wind industry.  Some of the pertinent provisions of the Recovery Act include the following: (i) three-year extension of the federal wind energy production tax credit (PTC) so that eligible projects placed in service by the end of 2012 will qualify for the credit; (ii) option for a thirty percent (30%) investment tax credit (ITC) instead of the PTC; (iii) option to convert the ITC into a cash grant for wind projects placed in service before 2013 (“1603 Cash Grant”); (iv)  eliminates the dollar cap on residential small wind and solar for ITC purposes, and (v) additional loan guarantees, bonds and tax incentives.   These programs enacted under the Recovery Act allow community wind farms, such as our Company, to take advantage of these funding opportunities.  This has the potential to attract more investors who may not have enough passive activity income to realize the PTC.  The 1603 Cash Grant program means the value of the ITC can be realized, even if the taxpayer cannot take advantage of the credit.   We believe that the cash grant program will allow us to enhance our ability to attract equity investors for our community wind projects. Which credit a taxpayer uses will depend upon an analysis of the project revenue and cost projections as well as analysis of the investor tax appetite.

The Recovery Act removes the $4,000 cap on small wind credit so taxpayers can now take the full 30% credit for a qualified small wind system.  It also provides for an additional $1.6 billion for Clean Renewable Energy Bonds (CREBs) that are used to finance renewable energy.  Previously, these bonds have been given at 0% interest rate, and the bondholder receives a tax credit in lieu of bond interest.

The Department of Energy received an extension of its authority to provide loan guarantees for qualified technologies under Title XVII of the federal Energy Policy Act of 2005 and an additional $6 billion for this program.  Eligible technologies include electricity-generating renewable energy projects.

Further, on December 17, 2010, President Obama, as part of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, signed into law a one-year extension of the popular renewable energy cash grant in lieu of tax credit program established by Section 1603 of the American Recovery and Reinvestment Tax Act of 2009. To qualify for a cash grant under the extended program, a taxpayer must place "specified energy property" in service in 2009, 2010, or 2011, or after 2011 if construction begins in 2009, 2010, or 2011 provided such property is placed in service by the end of 2012 (for wind projects), 2013 (for closed- and open-loop biomass, geothermal, landfill gas, municipal solid waste, qualified hydropower, and marine and hydrokinetic facilities), or 2016 (for solar projects).

According to the Department of Energy Database of State Incentives for Renewables & Efficiency (DSIRE), there are twenty-nine states, plus the District of Columbia and Puerto Rico who have legislated renewable energy portfolio standards, and seven more states have adopted renewable portfolio goals.

Environmental Regulation – Development and Operation of Wind Farms

As part of our wind farm development, including construction management and system operations, of our wind farm projects, we oversee the installation of wind turbines and construction of transmission lines and related facilities, including access roads and substations.   As such, we are subject to various federal and state environmental laws and regulations.  In certain circumstances, such laws and regulations require us to obtain and maintain permits and approvals and incur an environmental review process, which may include performing environmental impact studies on the location of the project.  This process incurs significant time of our employees, as well as cost.

In any event, our failure to comply with these laws and regulations, including the failure to obtain the necessary permits, may result the denial or revocation of permits or authorizations to proceed with a project.  Further in some instances failure to comply with such laws and regulations may result in the assessment of administrative, civil and criminal penalties.

In order to comply with these laws and regulations and to obtain the necessary permits, we incur costs in the ordinary course of business.  At the time of this report, we do not consider such compliance costs to be material capital expenditures.  However, future changes to federal and state environmental laws may require us to expend more of our capital to comply with such laws.

 For example, some of the regulations, we are or may be subject to include the following:

Federal Clean Water Act

The Federal Clean Water Act protects the waters of the United States, including wetlands and streams.  In connection with our projects, we may be required to obtain permits for the discharge of dredged or fill material into U.S. waters, or for water discharges, such as storm water runoff associated with construction activities.

Federal Bureau of Land Management Permits

To date, none of our wind farm projects have been developed on BLM lands.  However, as we expand, some of our projects may be sited on BLM lands.  In that case, as developer of the project, we would be required to obtain rights-of-way from the BLM.  In order to obtain such permit, we would need to demonstrate that our wind farm project would protect environmental and archeological resources.

Endangered Species Act and Migratory Bird Treaty Act

In the event that our wind farm projects require a permit from a federal agency, such agency would also consider the impact on endangered species and their habitat under the Endangered Species Act, which prohibits and imposes stringent penalties for harming endangered species and their habitats. Due to the size and operation of our wind turbines, and the potential harmful impact on birds, our projects also need to comply with the Migratory Bird Treaty Act and the Bald and Golden Eagle Protection Act, which protect migratory birds and bald and golden eagles and are administered by the U.S. Fish and Wildlife Service. State and federal agencies may also require ongoing monitoring or mitigation activities as a condition to approving a project, and may even refuse to issue a permit if the mitigation options are insufficient to address the risks to birds.

National Historic Preservation Act

In addition, federal agencies may consider a wind farm project's impact on historic or archeological resources under the National Historic Preservation Act and may require us to conduct archeological surveys or take other measures to protect these resources.

Other State and Local Programs

In addition to federal requirements, we are subject to a variety of state environmental review and permitting requirements. Minnesota, where many of our wind farm projects are located or are being developed, have laws that require state agencies to evaluate our wind farm projects for impacts on environmental, wildlife, historic sites, water resources and agricultural, before granting permits.  Such requirements typically consist of obtaining a special use or conditional use permit under the provisions of the applicable land use ordinance.

Employees

As of March 25, 2011, we employed 18 full-time employees and no part-time employees, excluding employees and consultants of any affiliated companies that are not at least 50%-owned subsidiaries of ours. None of our employees are subject to a collective bargaining agreement and we believe that relations with our employees are very good. We also frequently use third-party consultants to assist in the completion of various projects. Third parties are instrumental to us in keeping the construction and development of projects on time and on budget.

Corporate Information and History
Company Background

Our Company was formed as a Delaware corporation in January 2006 as Help-U-Drive Incorporated for the purpose of developing a business to assist impaired drivers. Upon further investigation, the prior owners of the company decided that this was not a business opportunity to pursue due to potential liability and other reasons. In October 2006, we acquired My Health and Safety Supply Company, LLC, an Indiana limited liability company, pursuant to a plan of exchange with the holders of 100% of the outstanding membership interests of My Health & Safety Supply Company. We changed our name to MH & SC, Incorporated in September 2006. My Health & Safety Supply Company, LLC became our wholly-owned subsidiary and began developing its business to market a variety of health and safety products on the Internet. This business was sold simultaneously with the exchange transaction described below since it was incidental to our new wind energy business. In March 2007, we filed a registration statement with the SEC, which became effective in December 2007, and we became a publicly-reporting and trading company.

We have not been a party to any bankruptcy, receivership or similar proceeding at any time since inception of the Company.

Securities Exchange Agreement

On June 24, 2008, we entered into a Securities Exchange Agreement with Juhl Energy and Juhl Energy Services and, for certain limited purposes, their respective stockholders. On June 24, 2008, the exchange transaction provided for in the Securities Exchange Agreement was completed and Juhl Energy and Juhl Energy Services became our wholly-owned subsidiaries. Juhl Energy Services and Juhl Energy were formed as Minnesota corporations in October 2001 and September 2007, respectively, and have been in the wind energy business since formation.

Pursuant to the Securities Exchange Agreement, at closing, the two former beneficial stockholders of Juhl Energy and Juhl Energy Services received an aggregate of 15,250,000 shares of our common stock, representing approximately 60.6% of our outstanding shares of common stock, inclusive of shares of common stock issuable upon the conversion of our Series A convertible preferred stock sold in our concurrent private placement. In exchange for the shares we issued to the former Juhl Energy and Juhl Energy Services stockholders, we acquired 100% of the outstanding common stock of Juhl Energy and Juhl Energy Services. The consideration issued in the exchange transaction was determined as a result of arm’s-length negotiations between the parties.  Concurrently with the closing of the exchange transaction, we also completed a private placement to institutional investors and other accredited investors, in which we received aggregate gross proceeds of $5,160,000.

The consideration issued in the exchange transaction was determined as a result of arm’s-length negotiations between the parties. In leading up to the exchange transaction, Juhl Energy engaged Greenview Capital, LLC to assist and advise it in an effort to secure financing. Juhl Energy agreed to pay Greenview Capital, and its designees, a fee for such advice in the amount of $300,000 in cash and 2,250,000 shares of our common stock. Aside from the Greenview Capital arrangements, no finder’s fees were paid or consulting agreements entered into in connection with the exchange transaction.

Following the exchange transaction, we succeeded to the wind farm development and management business of Juhl Energy and Juhl Energy Services.  Prior to the exchange transaction, there were no material relationships between us and Juhl Energy or Juhl Energy Services, between Juhl Energy or Juhl Energy Services and our affiliates, directors or officers, or between any associates of Juhl Energy or Juhl Energy Services and our officers or directors. All of our pre-exchange transaction liabilities were settled on or immediately following the closing.

Through the share exchange transaction, the stockholders of our privately-held predecessors, Juhl Energy and Juhl Energy Services, received a majority of the outstanding shares of MH & SC and their officers and directors assumed similar positions with MH & SC.  Following the share exchange transaction, we changed our corporate name to Juhl Wind, Inc.

June 2008 Private Placement

In June 2008 and in connection with the Share Exchange Agreement, the Company completed a private placement consisting of shares of newly-created Series A 8% Convertible Preferred Stock (Series A), and detachable, five-year Class A, Class B and Class C warrants to purchase shares of common stock at an exercise price of $1.25 (Class A), $1.50 (Class B) and $1.75 (Class C) per share.  In total, the Company sold 5,160,000 shares of Series A (convertible at any time into a like number of shares of common stock) and Class A, Class B and Class C Warrants to each purchase 2,580,000 shares of common stock, or an aggregate of 7,740,000 shares of common stock.  Such warrants were subsequently exercised or exchanged in June 2009 (see Note 4).  We also issued 2,250,000 shares of our common stock to Greenview Capital, LLC and unrelated designees at the closing of the transaction in consideration for merger advisory services.

Acquisition of Next Generation Power Systems, Inc.

On October 31, 2008, we acquired all of the outstanding shares of common stock of NextGen in exchange for an aggregate purchase price of $322,500 payable by delivery of an aggregate of 92,143 shares of our common stock allocated among the NextGen non-controlling interests. The purchase transaction included assumption of certain liabilities of NextGen including a note payable to First Farmer’s & Merchant’s National Bank, but excluded the stockholder notes, which the stockholders of NextGen agreed to contribute to equity.  Simultaneously with the acquisition of all of NextGen, the Company also purchased a commercial building and associated land located in Pipestone, Minnesota from the individual owners of NextGen. The Company issued 41,070 unregistered shares of common stock to the minority stockholders of NextGen for the purchase of the land and building. The 41,070 shares issued to the NextGen minority interest were valued at $3.50 per share at the date of acquisition, or $144,000.  The acquisition was accounted for at the fair value of the land and building on the date of purchase which totaled $173,055. NextGen is now our wholly-owned subsidiary and focuses on consumer-owned renewable energy design and advanced conservation technologies related to community-scaled renewable energy systems such as small scale wind turbines and solar arrays.

Warrant Amendment and Exchange.

On June 29, 2009, we entered into a warrant amendment agreement with the holders of our Series A Warrants.  Pursuant to the terms of the warrant amendment agreement, all of our then outstanding Series A Warrants to purchase 2,580,000 shares of our common stock at $1.25 per share were amended such that the Series A Warrants would be exercisable solely for shares of our Series B convertible preferred stock.  Pursuant to the warrant amendment agreement, the holders of our Series A Warrants agreed to exercise an aggregate of 2,036,840 Series A Warrants at a price of $1.25 per share.  On June 30, 2009, we entered into a securities exchange agreement with the holders of our Series A, Series B and Series C Warrants pursuant to which the holders agreed to exchange all of their outstanding (i) remaining Series A Warrants to purchase 543,159 shares of our Series B convertible preferred stock (after giving effect to the foregoing amendment and exercise), (ii) Series B warrants to purchase 2,580,000 shares of our common stock at $1.50 per share and (iii) Series C Warrants to purchase 2,580,000 shares of our common stock at $1.75 per share for an aggregate of 4,570,166 shares of our Series B convertible preferred stock.  The exchange value was based on the cashless exercise value of the exchanged warrants.  Following the consummation of the 2009 warrant exchange, we had no further Series A, Series B or Series C warrants outstanding.

Formation of Juhl Asset Investment

On May 19, 2010, we formed a wholly-owned subsidiary, Juhl Asset Investment in order to bring our community wind farm projects more expeditiously through the early development and construction stages.  As the community wind farm industry in general has experienced difficulties in obtaining sources of funding from the current equity and debt financing marketplace, we formed Juhl Asset Investment to seek to make construction loans to our community wind farm projects under development.

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the positions held by our board of directors and executive officers, and their ages as of April 15, 2011:

Name	Age	Position
Daniel J. Juhl	60	Chairman of the Board of Directors and Principal Executive Officer
John P. Mitola	45	President and Director
John J. Brand	54	Principal Financial Officer
Edward C. Hurley	57	Director
General Wesley Clark (ret.)	66	Director
James W. Beck	67	Director

The principal occupations for the past five years (and, in some instances, for prior years) of each of our directors and executive officers are as follows:

Daniel J. Juhl became our Chairman of the Board and Principal Executive Officer on June 24, 2008, and had served as President of Juhl Energy since September 2007 and Juhl Energy Services, since January 1989. Mr. Juhl has been involved in the wind power industry for more than 30 years. He has experience in the design, manufacture, maintenance and sale of wind turbines. He also provides consulting services in the wind power industry helping farmers develop wind projects that qualify for Minnesota’s renewable energy production incentives. Mr. Juhl has been involved in the development of about 1,500 megawatts of wind generation in his 30+ years of experience in the field. He has served as the Principal technology officer of Next Generation Power Systems, Inc. from October 2005 until the present. He has been the principal consultant for wind energy projects to Edison Capital, John Deere Capital, Vestas, EWT, Suzlon Turbine Manufacturing, and various public and private utilities throughout the United States and Canada. He has appeared before numerous state and federal governmental bodies advocating wind power and community-based energy development on behalf of landowners, farmers and ranchers. Mr. Juhl wrote the popular wind energy reference guidebook, “Harvesting Wind Energy as a Cash Crop.”

Mr. Juhl’s extensive experience in the wind power industry and his specific experience as founder of Juhl Energy and Juhl Energy Services, the related companies which are now our wholly-owned subsidiaries, provide the Company with a solid foundation of knowledge about the industry, lends stability to the Company’s position in the industry and makes Mr. Juhl uniquely qualified to serve as CEO and a director of the Company.

John P. Mitola became our President and a member of our board of directors on June 24, 2008, and had served in similar positions with Juhl Energy since April 2008. Mr. Mitola has more than 20 years of experience in the energy and environmental industries, real estate development, venture capital, engineering and construction. He was a managing partner with Kingsdale Capital International, a private equity and capital advisory firm that specialized in merchant banking, leveraged buyouts and corporate finance, since August 2006. From 2003 to 2009 Mr. Mitola served as Chairman of the Illinois Toll Highway Authority, one of the largest agencies in Illinois and one of the largest transportation agencies in North America with a $600 million annual operating budget and a $6.3 billion capital program, operating over 274 miles of roadway serving the Chicago metro region.

Most recently, Mr. Mitola was Chief Executive Officer and a director of Electric City Corp., a publicly-held company that specialized in energy efficiency systems, where he served from January 2000 to February 2006. Prior to his role at Electric City, Mr. Mitola was vice president and general manager of Exelon Thermal Technologies, a subsidiary of Exelon Corp. that designed and built alternative energy systems, from March 1997 to December 1999. Prior to serving as its general manager, Mr. Mitola served in various leadership roles at Exelon Thermal Technologies from January 1990 until his move to Electric City Corp. in January 2000.  Mr. Mitola is also a member of the board of directors of another publicly-traded company, IDO Security Inc.  He is a member of the American Society of Heating, Refrigerating and Air-Conditioning Engineers, and the Association of Energy Engineers. His community affiliations include membership in the Economic Club of Chicago, City Club of Chicago, Union League Club and the governing board of the Christopher House Board of Directors. He is also a member of the board of the Illinois Council Against Handgun Violence. Mr. Mitola received his B.S. degree in engineering from the University of Illinois at Urbana-Champaign and J.D. degree from DePaul University College of Law.

Mr. Mitola’s varied experience in energy-related businesses, his public company experience and the administrative skills he has acquired over his career make him particularly capable to lead the Company’s management team and serve as one of its directors.

John J. Brand became our Chief Financial Officer on January 26, 2009.  Immediately prior to joining Juhl Wind, and since 2002, Mr. Brand served as the Chief Financial Officer of CMS Direct, Inc.  (now CognitiveDATA, Inc., a subsidiary of Merkle, Inc. subsequent to acquisition).  Mr. Brand is a former certified public accountant. He has also held Chief Financial Officer and division controllership positions in both public and private companies in technology, business services and energy-related businesses. In addition, Mr. Brand has 14 years of audit and tax experience in public accounting firms, including Grant Thornton. Mr. Brand earned a B.S. in Accounting from St. Cloud State University.

Edward C. Hurley became a director of our Company in July 2008 following our reverse public offering transaction and is a member of our audit committee as of November 2009.  Mr. Hurley is a partner with Foley & Lardner LLP where he is a member of the Energy Industry Team, focusing his practice on public utility regulation, a position he has held since May 2010.

Mr. Hurley dedicated over 16 years of his career at the Illinois Commerce Commission ("ICC") where he served as the agency's chairman, as well as a commissioner and an administrative law judge. During his tenure at the ICC, Mr. Hurley was involved in resolving complex issues impacting Illinois businesses governed by the ICC, including the deregulation of the electric energy markets, the process for procurement of electricity by electric utilities, and mergers and acquisitions of telecommunications, electric, and natural gas utilities. He also served as the Special Director of the Office of Emergency Energy Assistance for the State of Illinois, being responsible for the successful implementation of the "Keep Warm Illinois" and "Keep Cool Illinois" Campaigns that were driven by anticipated increases in the costs of natural gas and electricity.

Mr. Hurley also has been involved in regulatory issues at a national level. While at the ICC, Mr. Hurley was active in the National Association of Regulatory Utility Commissioners, where he served on the board of directors as well as the Water Committee. In these roles, Mr. Hurley gained a national perspective regarding the regulatory requirements imposed upon utilities operating in newly competitive markets. He continues to be an active participant, as well as a guest speaker, at numerous conferences relating to issues impacting businesses that operate in regulated industries, including energy, telecommunications and investor-owned water systems. Also, Mr. Hurley has been a member of the National Coal Council since 2004.

Prior to joining Foley, Mr. Hurley was of counsel with Chico & Nunes, P.C. He began his career representing clients in litigation in private practice and as an Illinois Assistant Attorney General.

Mr. Hurley received his J.D. from John Marshall Law School in 1980 and his B.S.B.A. from Marquette University in 1976.

The Company believes that Mr. Hurley’s significant experience in his leadership role at a large public agency in the energy arena adds valuable depth to the Company’s board of directors.

Wesley K. Clark became a director of our Company in January 2009, and is a member of our audit committee as of November 2009.   He is also a member of our compensation committee and our nominations and corporate governance committee.   Wesley K. Clark is a businessman, educator, writer and commentator.

General Clark serves as Chairman and CEO of Wesley K. Clark & Associates, a strategic consulting firm; Chairman of investment bank Rodman & Renshaw; Co-Chairman of Growth Energy; senior fellow at UCLA's Burkle Center for International Relations; Chairman of Clean Terra, Inc.; Director of International Crisis Group; Chairman of City Year Little Rock; as well as numerous corporate boards. General Clark has authored three books and serves as a member of the Clinton Global Initiative's Energy & Climate Change Advisory Board, and ACORE's Advisory Board.

General Clark retired a four star general after 38 years in the United States Army. He graduated first in his class at West Point and completed degrees in Philosophy, Politics and Economics at Oxford University (B.A. and M.A.) as a Rhodes Scholar. While serving in Vietnam, he commanded an infantry company in combat, where he was severely wounded and evacuated home on a stretcher. He later commanded at the battalion, brigade and division level, and served in a number of significant staff positions, including service as the Director Strategic Plans and Policy (J-5). In his last assignment as Supreme Allied Commander Europe he led NATO forces to victory in Operation Allied Force, saving 1.5 million Albanians from ethnic cleansing.

His awards include the Presidential Medal of Freedom, Defense Distinguished Service Medal (five awards), Silver star, bronze star, purple heart, honorary knighthoods from the British and Dutch governments, and numerous other awards from other governments, including award of Commander of the Legion of Honor (France).

The Company believes that the exceptional leadership skills developed by General Clark during his illustrious career and his prominence as a spokesman for energy-related issues lend perspective to the Board and provide opportunities for growth of the Company.

James W. Beck became a director of our Company in November 2009, and is a member of our audit committee as of November 2009.  He is also a member of our compensation committee and our nominations and corporate governance committee.  Mr. Beck is a majority owner of Intepro, a company engaged in the development of software for vertical markets having to meet requirements for regulatory compliance, and is a co-owner of EMCllc, a firm engaged in the engineering, design and implementation of energy efficient lighting systems in industrial and commercial applications throughout North America for new construction and retrofit markets.  Mr. Beck has previously been involved with companies engaged in the evaluation and implementation of energy usage, alternative energy sources, electrical continuation, and energy conservation.  Mr. Beck earned a B.S. from the Carlson School of Business of the University of Minnesota.  Mr. Beck serves as a member of the Board of Directors of AIA Insurance Services in Lewiston, Idaho, serves as a member of the Advisory Committee of Summit Academy in Minneapolis, Minnesota and is involved in various other community and civic activities.

The Company’s recent addition of Mr. Beck as a director was founded upon his expertise in the areas of energy usage and conventional and alternative energy and his practical experience in the application of that knowledge to commercial markets which the Company believes will be a valuable asset to its Board.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

Independent Directors

Mr. Ed Hurley, Mr. James Beck and General Wesley Clark serve on our board of directors as an “independent director” defined under NASDAQ rules and by the regulations of the Securities Exchange Act of 1934.

We agreed with Vision Opportunity Master Fund, the lead investor in the private placement, to nominate to our board of directors an independent and industry-qualified director selected by it, and reasonably acceptable to us, to serve as a director for at least three years after the closing of the exchange transaction and private placement. We also agreed to cause such director to be appointed to the audit or compensation committee of our board, when established.  In fulfillment of that agreement, Mr. Hurley was appointed as such director, and is also a member of both our audit and compensation committee.

Board Composition and Meetings of Board of Directors

The Board of Directors is currently composed of five members.  All actions of the Board of Directors require the approval of a majority of the directors in attendance at a meeting at which a quorum is present.  In 2010 and 2011, our Board of Directors has met in person three times and acted by written consent two times.

Board Committees

The Company has established an audit committee and has created a compensation committee and a nominations and governance committee, in compliance with established corporate governance requirements.  Currently, Mr. Hurley, General Clark and Mr. Beck are our only “independent” directors, as that term is defined under NASDAQ rules and by the regulations of the Securities Exchange Act of 1934.

Audit Committee.  The Board of Directors of the Company established an Audit Committee at its meeting on November 24, 2009.  At this meeting, Mr. Beck was appointed Audit Committee Chairman, and Mr. Hurley and General Clark were appointed as members of the Audit Committee.  As a result, the Audit Committee is comprised of our "independent" directors as defined in NASDAQ Marketplace Rule 5605(a)(2).  Further, the Board of Directors of the Company adopted an Audit Committee Charter at its meeting on April 8, 2010.  The Audit Committee reviews the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls.

Compensation Committee. The Board of Directors of the Company established a Compensation Committee at its April 8, 2010 meeting.    The Compensation Committee is comprised of our “independent” directors as defined in NASDAQ Marketplace Rule 5605(a)(2). Commencing in the 2011 fiscal year, the Compensation Committee will review and approve our salary and benefit policies, including compensation of executive officers.  Further, the Compensation Committee will administer our Incentive Compensation Plan, and will recommend and approve grants of stock options, restricted stock and other awards under that plan.

Nominations and Governance Committee. The Board of Directors of the Company established a Nominations and Governance Committee at its April 8, 2010 meeting.  The Nominations and Governance Committee is comprised of our “independent” directors as defined in NASDAQ Marketplace Rule 5605(a)(2).  Commencing in the 2011 fiscal year, the Nomination and Corporate Governance Committee will review the qualifications of prospective directors for consideration by the board of directors as management’s nominees for directors. The purpose of the Nominations and Governance Committee is to select, or recommend for our entire board’s selection, the individuals to stand for election as directors at the annual meeting of stockholders and to oversee the selection and composition of committees of our board. The Nominations and Governance Committee’s duties will also include considering the adequacy of our corporate governance and overseeing and approving management continuity planning processes.

We will consider nominations for directors submitted by stockholders. Stockholder nominations for election to the board of directors must be made by written notification received by us not later than sixty days prior to the next annual meeting of stockholders. Such notification shall contain, at a minimum, the following information:

1.	The name and residential address of the proposed nominee and of each notifying stockholder;

2.	The principal occupation of the proposed nominee;

3.	A representation that the notifying stockholder intends to appear in person or by proxy at the meeting to nominate the person specified in the notice;

4.	The total number of our shares owned by the notifying stockholder;

5.
A description of all arrangements or understandings between the notifying stockholder and the proposed nominee and any other person or persons pursuant to which the nomination is to be made by the notifying stockholder;

6.	Any other information regarding the nominee that would be required to be included in a proxy statement filed with the SEC; and

7.	The consent of the nominee to serve as one of our directors, if elected.

The Nominating and Corporate Governance Committee will return, without consideration, any notice of proposed nomination which does not contain the foregoing information.

The Nominating and Corporate Governance Committee has not established specific criteria or minimum qualifications that must be met by committee-nominated or shareholder-nominated nominees for director. Regardless of the source of a given nominee’s nomination, the Nominating and Corporate Governance Committee evaluates each nominee based solely upon his/her educational attainments, relevant experience and professional stature. The Nominating and Corporate Governance Committee primarily seeks nominations for director from institutional security holders, members of the investment banking community and current directors.

Code of Ethics

Our board of directors has adopted a code of ethics, which applies to all our directors, officers and employees.  Our code of ethics is intended to comply with the requirements of Item 406 of Regulation S-K.

Our code of ethics is posted on our Internet website at www.juhlwind.com.  We will provide our code of ethics in print without charge to any stockholder who makes a written request to us at Juhl Wind, Inc., 996 190 th Avenue, Woodstock, Minnesota 56186.  Any waivers of the application, and any amendments to, our code of ethics must be made by our board of directors.  Any waivers of, and any amendments to, our code of ethics will be disclosed promptly on our Internet website, www.juhlwind.com.

Indebtedness of Directors and Executive Officers

None of our directors or executive officers or their respective associates or affiliates is indebted to us.

Family Relationships

There are no family relationships among our directors and executive officers.

Legal Proceedings

As of the date of this report, there is no material proceeding to which any of our directors, executive officers, affiliates or stockholders is a party adverse to us.

EXECUTIVE COMPENSATION

The following table sets forth, for the most recent two fiscal years, all cash compensation paid, distributed or accrued, including salary and bonus amounts, for services rendered to us by our Principal Executive Officer and four other executive officers in such year who received or are entitled to receive remuneration in excess of $100,000 during the stated period and any individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer as at December 31, 2010:

Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary $	Bonus* $	Stock Awards $	Option Awards 3 $	Non-Equity Incentive Plan Compen- sation $	Nonqualified Deferred Compensation Earnings $	All Other Compensation** $	Totals $
Daniel J. Juhl Chairman and Principal Executive Officer	2010 2009	200,004 185,065	100,000 -	- -	- -	- -	- -	9,700 9,000	309,704 194,065
John P. Mitola 1 President	2010 2009	200,004 185,061	100,000 -	- -	170,000 176,120	- -	- -	9,700 9,000	479,704 370,181
John Brand 2 Principal Financial Officer	2010 2009	134,940 101,834	90,000 -	- -	79,333 142,885	- -	- -	9,700 6,500	313,973 251,219

* Note an accrual was made by Juhl Wind management as of December 31, 2010 with respect to planned bonus payments to executives and employees of the Company, expected to be made in 2011, which will be commensurate with completion of the funding of various wind projects and significant  increases in the Company’s total cash position.  The payments are deemed consistent with executive employment agreements and general understandings with other non-executives and within industry standard targets when compared to peer group compensation.  Total awards in recognition of approximately 2.5 years of performance without bonus are estimated to equal 20% of salaried compensation for these executives.

**Represents Car Allowance and Health Savings Account contribution.

1 Mr. Mitola joined Juhl Energy in April 2008.

2 Mr. Brand joined Juhl Wind in January 2009.

3 The determination of value of option awards is based upon the Black-Scholes Option pricing model, details and assumptions of which are set out in our financial statements included in this annual report. The amounts represent annual amortization of fair value of stock options granted to the named executive officer.

The aggregate amount of benefits in each of the years indicated did not exceed the lesser of $50,000 or 10% of the compensation of any named officer.

Outstanding Equity Awards at Fiscal Year-End

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) 1	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John P. Mitola	343,333	166,667	-	$1.00	06/24/2018	166,667	186,6671	-	-
John J. Brand	100,000	-	-	$1.95	01/26/2019	-	-	-	-
John J. Brand	75,000	75,000	-	$2.11	08/13/2019	75,000	84,000 1	-	-

1 The market value of shares with respect to options that have not vested are valued using $1.12 per share, the closing price per share of common stock at December 31, 2010.

Compensation of Directors

Directors are expected to timely and fully participate in all regular and special board meetings, and all meetings of committees on which they serve. We compensate directors through stock options granted under our 2008 Incentive Compensation Plan and an annual cash stipend.

On January 14, 2009, General Wesley K. Clark was appointed as a director of the Company to serve under the terms of a letter agreement between the Company and General Clark dated January 13, 2009.  The letter agreement, a copy of which is attached as an exhibit to this annual report, provides for, among other things, annual cash compensation of $10,000, $1,500 per day compensation while conducting Company business and expense reimbursement during his term of office.   In January 2009, we granted General Clark stock options to purchase 10,000 shares of common stock at $2.11 per share.  In addition, on June 29, 2009, we granted General Clark stock options to purchase 500,000 shares of our common stock outside of our 2008 Incentive Compensation Plan at $2.00 per share, with 166,666 shares immediately exercisable, 166,667 options vesting on June 29, 2010 and 166,667 options vesting on June 29, 2011.

On November 24, 2009, James W. Beck was appointed as a director of the Company.  In connection with his election, we granted Mr. Beck stock options to purchase 10,000 shares of Company common stock at $1.89 per share over a two year vesting period.  Mr. Beck shall also receive the following: annual compensation of $10,000, $1,500 per day compensation while conducting Company business and expense reimbursement during this term of office.

The table below summarizes the compensation that we paid to non-management directors for the fiscal year ended December 31, 2010 and 2009.

Director Compensation

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards 1 ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Edward C. Hurley General Wesley Clark James Beck	2010 2009 2010 2009 2010 2009	10,000 10,000 10,000 10,000 10,000 835	- - -	- 6,120 206,048 306,032 5,550 463	- - - - - -	- - - - - -	- - - - - -	10,000 16,120 216,048 316,032 15,550 1,298

1 The determination of value of option awards is based upon the Black-Scholes Option pricing model, details and assumptions of which are set out in our financial statements included in this annual report. The amounts represent annual amortization of fair value of stock options granted to the named director.

Employment Agreements

On June 7, 2008, Juhl Energy entered into an Executive Employment Agreement with Daniel J. Juhl (the “Juhl Employment Agreement”). Under the Juhl Employment Agreement, which was assigned to us at the closing of the share exchange transaction, we will employ Mr. Juhl as Chief Executive Officer for a term beginning on the closing date of the share exchange transaction and ending on December 31, 2011. Mr. Juhl’s monthly salary during the three and a half years of the employment agreement will be $14,583 from June 24, 2008, $16,667 from June 24, 2009 and $18,750 from June 24, 2010, respectively. We will pay Mr. Juhl an annual performance bonus of a maximum of his annual salary upon reaching certain goals established by the board of directors. The performance bonus is conditioned upon (a) profitable operation of our company for the full year for which the bonus is to be paid and (b) minimum revenue growth during the year for which the bonus is to be paid as established by the board and set for 2008 and 2009 at $4.9 million and $8.9 million, respectively. Mr. Juhl receives an automobile allowance of $750 per month and other employee benefits provided to similarly-situated employees. In the event Mr. Juhl terminates his employment for good reason, he will receive severance compensation in the amount equal to 90 days’ pay.

On June 7, 2008, Juhl Energy entered into an Executive Employment Agreement with John P. Mitola (the “Mitola Employment Agreement”). Under the Mitola Employment Agreement, which was assigned to us at the closing of the share exchange transaction, we will employ Mr. Mitola as President for a term beginning on the closing date of the share exchange transaction and ending on December 31, 2011. Mr. Mitola’s monthly salary during the three and a half years of the employment agreement will be $14,583 from April 1, 2008, $16,667 from June 24, 2009 and $18,750 from June 24, 2010, respectively. We will pay Mr. Mitola an annual performance bonus of a maximum of his annual salary upon reaching certain goals established by the board of directors. The performance bonus is conditioned upon (a) profitable operation of our company for the full year for which the bonus is to be paid and (b) minimum revenue growth during the year for which the bonus is to be paid as established by the board and set for 2008 and 2009 at $4.9 million and $8.9 million, respectively. Mr. Mitola received stock options to purchase 500,000 shares of our common stock exercisable at $1.00 per share, which options vest in three increments of one-third each upon completion of each year of employment. Mr. Mitola receives an automobile allowance of $750 per month and other employee benefits provided to similarly-situated employees. In the event Mr. Mitola terminates his employment for good reason, he will receive severance compensation in the amount equal to 90 days’ pay.

On January 26, 2009, our board of directors appointed John J. Brand as our Chief Financial Officer.  On August 13, 2009, we entered into an Executive Employment Agreement with Mr. Brand pursuant to which we agreed to employ Mr. Brand as our Chief Financial Officer through December 31, 2011.  The employment agreement provides that Mr. Brand’s initial monthly salary will be $10,417 and will increase to $12,500 based on the occurrence of certain business events.  We have also agreed to pay Mr. Brand an annual performance bonus of a maximum of his annual salary upon reaching certain goals established by senior management and approved by the board of directors.  In connection with his employment agreement, Mr. Brand also received, in addition to an existing stock option grant in January 2009 to purchase an aggregate of 100,000 shares of our common stock exercisable at $1.95 per share according to the following vesting schedule:  25,000 shares on January 26, 2009; 25,000 shares on July 26, 2009; 25,000 shares on January 26, 2010; and 25,000 shares on July 26, 2010, an additional stock option grant to purchase an aggregate of 150,000 shares of our common stock exercisable at the closing price per share on August 13, 2009 with such options vesting over four years beginning September 1, 2009 through September 1, 2012.  Mr. Brand will receive an automobile allowance of $750 per month and other employee benefits provided to similarly-situated employees.  In the event Mr. Brand terminates his employment for good reason as defined within the agreement, he will receive severance compensation in the amount equal to 90 days’ pay

2008 Incentive Compensation Plan

On June 16, 2008, our board of directors and holders of a majority of our outstanding shares of common stock adopted and approved a new 2008 Incentive Compensation Plan, which our board ratified on June 24, 2008.  The purpose of our Incentive Compensation Plan is to provide stock options, stock issuances and other equity interests to employees, officers, directors, consultants, independent contractors, advisors and other persons who have made or are expected to make contributions to our company.

Administration.  Our Incentive Compensation Plan is to be administered by our Compensation Committee, provided, however, that except as otherwise expressly provided in the plan, the committee may delegate some or all of its power or authority to our President, Principal Executive Officer or other executive officer. Subject to the terms of our plan, the committee is authorized to construe and determine the stock option agreements, other agreements, awards and the plan, prescribe, amend and rescind rules and regulations relating to the plan and awards, determine acceleration of vesting schedules or award payments and forfeitures, determine terms and provisions of stock options agreements (which need not be identical), grant awards for performance goals and option awards and stock appreciation rights based upon a vesting schedule and correct defects, supply omissions or reconcile inconsistencies in the plan or any award thereunder, and make all other determinations as the committee may deem necessary or desirable for the administration and interpretation of our plan.

Eligibility.   The persons eligible to receive awards under our Incentive Compensation Plan are the employee, officers, directors, consultants, independent contractors and advisors of our company or any parent or subsidiary of our company and other persons who have made or are expected to make contributions to our company.

Types of Awards. Our Incentive Compensation Plan provides for the issuance of stock options, incentive stock options, restricted compensation shares, restricted compensation share units, stock appreciation rights (or SARs), performance shares, award shares and other stock-based awards.   Performance share awards entitle recipients to acquire shares of common stock upon the attainment of specified performance goals within a specified performance period, as determined by the committee.

Shares Available for Awards; Annual Per-Person Limitations. Subject to certain recapitalization events described in our plan, the aggregate number of shares of common stock that may be issued pursuant to our Incentive Compensation Plan at any time during the term of such plan is 2,897,111 shares, and as of December 31, 2010, there were a total of 1,240,000 shares issued under such plan.  If any award expires, or is terminated, surrendered or forfeited, the common stock covered by such award will again be available for the grant of awards under our plan. No participant may be granted awards during a fiscal year to purchase more than 30,000 shares of common stock subject to recapitalization events.

Stock Options and Stock Appreciation Rights. The committee is authorized to grant stock options, including both incentive stock options (or ISOs) and non-qualified stock options, restricted compensation shares, restricted compensation share units, stock appreciation rights, performance shares and award shares. The terms and conditions of awards under the plan including number of shares covered, exercise price per share and term are determined by the committee, but in the case of an ISO, the exercise price must not be less than the fair market value of a share of common stock on the date of grant. For purposes of our Incentive Compensation Plan, if at the time of a grant, our company’s common stock is publicly traded, the term “fair market value” means (i) if listed on an established stock exchange or national market system, the last reported sales price or the closing bid if no sales were reported on such exchange or system, or (ii) the average of the closing bid and asked prices last quoted by an established quotation service for over-the-counter securities if the common stock is not reported on a national market system. In the absence of an established market for our common stock, the fair market value shall be determined in good faith by the committee.  The number of shares covered by each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment generally are fixed by the committee, except that no option or stock appreciation right may have a term exceeding ten years. The committee also determines the terms and conditions of restricted compensation shares, restricted compensation share units, performance shares, award shares and other stock-based awards under our plan.

Restricted Compensation Shares and Restricted Compensation Share Units. The committee is authorized to grant restricted compensation shares and restricted compensation shares units. An award of restricted compensation shares is a grant which entitles recipients to acquire shares of common stock subject to restrictions on transfer and which may be forfeited if all specified employment, vesting and/or performance conditions as determined by the committee are not met. An award of restricted compensation share units confers upon a recipient the right to acquire, at some time in the future, restricted compensation shares, subject to forfeiture if all specified award conditions as determined by the committee are not met.

Performance Shares and Award Shares. The committee is authorized to grant awards entitling recipients to acquire shares of common stock upon the attainment of specified performance goals and grant awards entitling recipients to acquire shares of common stock subject to such terms, restrictions, conditions, performance criteria, vesting requirements and payment needs as determined by the committee, subject to such other terms as the committee may specify.

Other Stock-Based Awards. The committee is authorized to grant other awards based upon the common stock having such terms and conditions as the committee may determine including, without limitation, the grant of securities convertible into common stock and the grant of phantom stock awards or stock units.

Performance Goals and Other Criteria. The committee shall establish objective performance goals for participants or groups of participants for performance-based awards under the plan excluding options and stock appreciation rights. With respect to participants who are “covered employees” (within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended), an award other than an option or a stock appreciation right may be based only on performance factors that are compliant with applicable regulations.

Other Terms of Awards. Options may be exercised by written notice of exercise to us by way of cashless exercise, settlement of which shall be made solely in cash. Unless otherwise determined by the committee, awards may not be transferred except by will or the laws of descent and distribution and, during the life of the participant, may be exercisable only by the participant. However, except as the committee may otherwise determine, nonstatutory options and restricted compensation shares may be transferred pursuant to a qualified domestic relations order (as defined by ERISA) or pursuant to certain estate-planning vehicles. To the extent not inconsistent with the plan or applicable law, the committee may include additional provisions in awards such as, among other things, restrictions on transfer, commitments to pay cash bonuses and guaranty loans. The committee shall determine the effect on awards of disability, death, retirement, leave of absence or other change in participant status. We have the right to deduct applicable taxes from payments to award recipients. Participants have no right to continued employment or other relationship with us, and subject to award provisions, participants have no rights as stockholders of our company until becoming record stockholders.

Acceleration or Extension of Vesting; Change in Control. The committee may, in its discretion, accelerate the dates on which all or any particular option or award under the plan may be exercised and may extend the dates during which all or any particular option or award under the plan may be exercised or vest. In the case of a “change in control” of our company, as defined in our Incentive Compensation Plan, we will take one or a combination of the following actions: (a) make appropriate provision for the continuation or assumption of the awards; (b) acceleration of exercise or vesting of the awards; (c) exchange of the awards for the right to participate in a benefit plan of a successor; (d) repurchase of awards; or (e) termination of awards immediately prior to a change in control.

Amendment and Termination. The board of directors may amend, suspend or terminate our Incentive Compensation Plan provided, however, that no amendment may be made without stockholder approval if such approval is necessary to comply with any applicable law, rules or regulations. Our plan became effective upon the date it was adopted by the committee and approved by our stockholders, and no awards may be granted under the plan after the completion of ten years thereafter. Awards previously granted may extend beyond that date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number of shares of our common stock beneficially owned on April 15, 2011 by:

•	each person who is known by us to beneficially own 5% or more of our common stock,

•	each of our directors and executive officers, and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days after the date indicated in the table are deemed beneficially owned by the optionees.  Subject to any applicable community property laws, the persons or entities named in the table above have sole voting and investment power with respect to all shares indicated as beneficially owned by them.

Name (1)	Number of Shares Beneficially Owned (2,10)		Percentage of Shares Beneficially Owned3

5% Stockholders:
Vision Opportunity Master Fund, Ltd.	12,254,326	(4,13)	37.9%

Greenview Capital, LLC	2,762,749	(5,13)	12.45%

Daybreak Special Situations Master Fund, Ltd.	2,762,749	(6,13)	12.45%

Executive Officers and Directors:
Daniel J. Juhl	14,000,000	7	63.83%

John P. Mitola	1,593,333	8	7.15%

John J. Brand	175,000	9	*

Edward C. Hurley	10,000	10	*

General Wesley Clark	348,633	11	1.56%

James Beck	7,492	12	*

All executive officers and directors as a group (6 persons)			70.65%
____________________
*	Represents less than 1%.

1 Other than the 5% Stockholders listed above, the address of each person is c/o Juhl Wind, Inc., 996 190th Avenue, Woodstock, Minnesota 56186.

2 Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire those shares within 60 days after April 15, 2011, by the exercise or conversion of any warrant, stock option or convertible preferred stock. Unless otherwise noted, shares are owned of record and beneficially by the named person.

3 The calculation in this column is based upon 21,934,255 shares of common stock outstanding on April 15, 2011. The shares of common stock underlying warrants, stock options and convertible preferred stock are deemed outstanding for purposes of computing the percentage of the person holding them but are not deemed outstanding for the purpose of computing the percentage of any other person.

4 Consists of (a) 1,855,576  shares of common stock currently held by Vision Opportunity Master Fund, (b) 4,560,000 shares of common stock issuable upon the conversion of Series A convertible preferred stock and (c) 5,838,750 shares of common stock issuable upon the conversion of Series B convertible preferred stock. Adam Benowitz is the Portfolio Manager of Vision Capital Advisors, LLC, the investment manager of Vision Opportunity Master Fund, Ltd., which is the registered holder of the securities.  Mr. Benowitz, as the Managing Member of Vision Capital Advisors, LLC and the Director of Vision Opportunity Master Fund, has voting and dispositive power over the securities owned by Vision Opportunity Master Fund.  The preferred stock is subject to the ownership limitation detailed in Note 13 below. The address for Vision Opportunity Master Fund, Ltd. is c/o Citi Hedge Fund Services (Cayman) Limited, Cayman Corporate Cenre, 27 Hospital Road, 5 th Floor, Grand Cayman KY1-1109, Cayman Islands.

5 Consists of (a) 1,844,239 shares of common stock owned by Greenview Capital, LLC and its individual members John Prinz and Gene Maher), (b) 658,510 shares of common stock currently held by Daybreak Special Situations Master Fund, an affiliate of Greenview Capital, LLC, and (c) 260,000 shares of common stock issuable upon the conversion of Series A convertible preferred stock held by Daybreak Special Situations Master Fund. The preferred stock is subject to the ownership limitation detailed in Note 13 below.  Larry Butz as Managing Partner of Daybreak Capital Management LLC, the investment advisor to Daybreak Special Situations Master Fund, Ltd., has voting and dispositive power over the shares held by Daybreak Special Situations Master Fund, Ltd.  Mr. Butz, as Managing Partner of Daybreak Capital Management LLC, may be deemed to beneficially own the shares of common stock held by Daybreak Special Situations Master Fund, Ltd.  Each of Daybreak Capital Management LLC and Mr. Butz disclaim beneficial ownership of such shares.  Daybreak Capital Management LLC is an affiliate of Greenview Capital LLC, and the beneficial ownership figures, before and after the offering, includes shares beneficially owned by Greenview Capital.  The address for Greenview Capital, LLC is 100 E. Cook Road, Suite 101, Libertyville, Illinois 60048.

6  Consists of (a) 658,510 shares of common stock owned by Daybreak Special Situations Master Fund, (b) 1,844,239 beneficially owned by Greenview Capital, LLC, an affiliate of Daybreak Special Situations Master Fund, and its individual members, and (c) 260,000 shares of common stock issuable upon the conversion of Series A convertible preferred stock. The preferred stock is subject to the ownership limitation detailed in Note 13 below. The address for Daybreak Special Situations Master Fund, Ltd. is 100 E. Cook Road, 2nd Floor, Libertyville, Illinois 60048.

7 Includes 3,500,000 shares of common stock held by Mary Juhl, Mr. Juhl’s spouse, and 7,000,000 shares held by the Juhl Family Limited Partnership, a Delaware limited partnership in which Mr. Juhl is the general partner.

8 Includes (a) 125,000 shares held by the Mitola Family Limited Partnership, a Delaware limited partnership in which Mr. Mitola is the general partner and (b) 343,333 shares of common stock issuable upon the exercise of stock options exercisable within 60 days.

9 Consists of 175,000 shares of common stock issuable upon the exercise of stock options granted to him as compensation exercisable within 60 days.

10 Consists of 10,000 shares of common stock issuable upon the exercise of stock options granted to him as compensation for board membership exercisable within 60 days.

11 Consists of (i) 5,300 shares of common stock and (ii) 343,333 shares of common stock issuable upon the exercise of stock options granted to him as compensation for board membership exercisable within 60 days.

12 Consists of 7,492 shares of common stock issuable upon the exercise of stock options granted to him as compensation for board membership exercisable within 60 days.

13 Vision Opportunity Master Fund holds shares of Series A preferred stock and Series B Preferred Stock that are convertible into shares of common stock. Daybreak Special Situations Master Fund holds shares of Series A preferred stock that are convertible into shares of common stock. The agreement with respect to which these stockholders purchased the preferred stock contains a limitation of 9.9% (a so-called “blocker”) on the number of shares such stockholders may beneficially own at any time. The 9.9% ownership limitation, however, does not prevent a stockholder from selling some of its holdings and then receiving additional shares.  In this way, a stockholder could sell more than the 9.9% ownership limitation while never holding more than this limit. These numbers do not reflect the 9.9% ownership limitation.

Certain Relationships, Related Party Transactions, And Director Independence

Historical Transactions with Related Persons

Prior to the closing of the share exchange transaction in June 2008, Daniel J. Juhl, our Chairman and Chief Executive Officer, and John P. Mitola, our President and then Chief Financial Officer, engaged in certain transfers of equity for estate planning and corporate purposes. The historical ownership of Juhl Energy Services and Juhl Energy, which are now our wholly-owned subsidiaries, and the ownership immediately prior to the closing of the share exchange transaction were as follows:

Juhl Energy Services, Inc. - Pursuant to the pre-incorporation subscription agreement of Juhl Energy Services, Daniel J. Juhl and Mary Juhl, his spouse, each subscribed to 500 shares of common stock at $1.00 per share of common stock.  On June 12, 2008, Daniel J. Juhl and Mary Juhl each assigned 250 shares of common stock of Juhl Energy Services, with an approximate value, prior to any applicable discounts, of $1,700 per share (an approximate aggregate value of $425,000 each), to the Juhl Family Limited Partnership.

Juhl Energy Development, Inc. - Upon formation of Juhl Energy, Daniel J. Juhl held 1,000 shares of common stock of Juhl Energy, as the sole shareholder.  Prior to June 7, 2008, Mr. Juhl assigned 450 shares of common stock of Juhl Energy with an approximate value, prior to any applicable discounts, of $500 per share (an approximate aggregate value of $225,000), to Mary Juhl, his spouse.  On June 7, 2008, Daniel J. Juhl transferred 100 shares of common stock of Juhl Energy to John P. Mitola for an agreed upon purchase price of $60,000, which Mr. Mitola paid through a promissory note to Mr. Juhl.   On June 12, 2008, Daniel J. Juhl and Mary Juhl each assigned 225 shares of common stock of Juhl Energy with an approximate value, prior to any applicable discounts, of $600 per share (an approximate aggregate value of $135,000 each) to the Juhl Family Limited Partnership.  On June 19, 2008, Mr. Mitola assigned 10 shares of Juhl Energy, with an approximate value, prior to any applicable discounts, of $600 per share (an approximate aggregate value of $6,000), to the Mitola Family Limited Partnership.

Juhl Wind provides management, administrative and accounting services to four wind farm operations in which Dan Juhl and immediate family members have less than 5% equity interests in each entity. The revenues earned in the years ended December 31, 2010 and 2009 was $326,000 and $299,000, respectively.

Transactions with Control Persons

Simultaneously with the closing of the share exchange transaction between MH & SC, Juhl Energy and Juhl Energy Services, Cory Heitz, the then principal stockholder, director and chief executive officer of MH & SC prior to the share exchange transaction, received all of the outstanding membership interests of My Health & Safety Supply Company, LLC, an Indiana limited liability company, in full satisfaction of advances made by Mr. Heitz to MH & SC in the principal amount of $121,000, plus accrued but unpaid interest. MH&SC was the holding company for My Health & Safety Supply Company, LLC.  My Health & Safety Supply Company, LLC was the only operating subsidiary of MH&SC.  The sale of My Health & Safety Supply Company, LLC was a condition of the share exchange transaction.

Effective January 1, 2008, the net assets of $5,438 of Community Wind Development Group, a Minnesota corporation with whom Dan Juhl had a 25% ownership interest, were contributed to us for nominal consideration. We recorded the net asset amount as a contribution to capital.

Transaction with Next Generation Power Systems, Inc.

On October 31, 2008, we acquired all of the outstanding shares of common stock of Next Generation Power Systems, Inc, in exchange for an aggregate purchase price of $322,500 payable by delivery of an aggregate of 92,143 shares of our common stock allocated among certain of the NextGen selling stockholders. The purchase price included repayment of a stockholder note payable from NextGen to certain selling stockholders. The purchase transaction also included our purchase of a commercial building located in Pipestone, Minnesota for a purchase price of $144,000 payable by delivery of an aggregate of 41,070 shares of our common stock allocated among certain individuals (who are also the NextGen selling stockholders). The purchase transaction also included assumption of certain liabilities of NextGen including a note payable to Merchant’s Bank, but excluded the stockholder notes, which the stockholders of NextGen agreed to contribute to equity. NextGen is now our wholly-owned subsidiary and focuses on renewable energy design and advanced conservation technologies related to community-scaled renewable energy systems such as wind turbines.  Dan Juhl, a director, officer and beneficial owner of Juhl Wind, Inc. was also a shareholder of Next Generation Power Systems, Inc.  In a related transaction, we purchased a commercial building in Pipestone, Minnesota from six individuals, one of whom was Mr. Juhl.  See notes to the financial statements for a description of these transactions.  The consideration paid in the purchase transaction was determined as a result of arm’s-length negotiations between us, NextGen and the NextGen selling stockholders. Daniel J. Juhl, our Chairman and Chief Executive Officer, was a NextGen selling stockholder, and his shares were included with no additional cash or stock outlay to us.  Mr. Juhl received no consideration as a selling stockholder in the NextGen acquisition. Mr. Juhl was not involved in the negotiation of the transaction and did not participate as a director in our approval of the transaction.

Transactions with Juhl Asset Investment

John Mitola, our President and a member of our board of directors, will be responsible for certain aspects of operations of Juhl Asset Investment.  General Wesley Clark, a member of our board of directors, will initially review all operations of Juhl Asset Investment, as the lead outside director.  Thus, they, at least initially, will make decisions regarding the investment opportunities of Juhl Asset Investment in our community wind projects under development.  Further, Juhl Asset Investment will only make investments or mezzanine loans in community wind farm projects that are owned, controlled or managed by us.

General Wesley K. Clark, our director, is also Chairman of the Board of Directors of the banking firm, Rodman & Renshaw (“Rodman”) in which we have entered into a non-binding engagement, for purposes of receiving investment advisory services, including a potential underwritten registered stock offering.

Acquisition of Woodstock Hills Wind Farm

On April 28, 2011, Juhl Wind agreed to purchase 99.9% of the existing ownership interests of Woodstock Hills LLC, a 10 MW wind farm in located near Woodstock, MN, for $400,000 in cash.  The previous holders of these ownership interests are unrelated to Juhl Wind. The remaining .1% minority interest continues to be owned by Juhl Wind’s CEO, Dan Juhl.

Director Independence

Based upon information submitted to the Board of Directors by Mr. Ed Hurley, Mr. James Beck and General Wesley Clark, the Board has determined that each of them is an “independent director” as defined by Rule 5605(a)(2) of NASDAQ’s Marketplace Rules (the “Independent Directors”).

 DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 120,000,000 shares, of which 100,000,000 shares are designated as common stock and 20,000,000 shares are designated as preferred stock.  Of the preferred stock, 5,160,000 shares have been classified as Series A convertible preferred stock, and 6,607,006 have been classified as Series B convertible preferred stock.  As of April 15, 2011, there was issued and outstanding:

•	21,934,255 shares of common stock,

•	4,820,000 shares of Series A convertible preferred stock, convertible at any time into 4,820,000 shares of common stock,

•	5,966,792 shares of Series B convertible preferred stock, convertible at any time into 5,966,792 shares of common stock,

•	warrants to purchase 150,000 shares of common stock at an average per share exercise price of $4.88, and

•	stock options to purchase 1,740,000 shares of common stock at an exercise price per share ranging from $1.00 to $2.11 per share.

The following summary of the material provisions of our common stock, preferred stock, warrants, certificate of incorporation and by-laws is qualified by reference to the provisions of our certificate of incorporation and by-laws and the forms of warrant included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. However, the current policy of our board of directors is to retain earnings, if any, for the operation and expansion of the company. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding preferred stock.  The holders of our common stock have no preemptive, subscription, redemption or conversion rights. All issued and outstanding shares of common stock are, and the common stock reserved for issuance upon exercise of our stock options or warrants, or conversion of our Series A convertible preferred stock, will be, when issued, fully-paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 20,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors.  Our board of directors is authorized to cause us to issue, from our authorized but unissued shares of preferred stock, one or more series of preferred stock, to establish from time to time the number of shares to be included in each such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares each such series.   The transfer agent, registrar and dividend disbursing agent for all series of Preferred Stock is Empire Stock Transfer, Henderson, Nevada.

Series A Convertible Preferred Stock

General.  We are currently authorized to issue up to 5,160,000 shares of Series A convertible preferred stock, par value $.0001 per share, 4,820,000 are currently issued and outstanding.  As of April 15, 2011, 340,000 shares of Series A convertible preferred stock have been converted to common stock and are no longer designated as Series A convertible preferred stock.

Conversion.  Holders of Series A convertible preferred stock will be entitled at any time to convert their shares of Series A convertible preferred stock into our common stock, without any further payment therefor. Each share of Series A convertible preferred stock is initially convertible into one share of our common stock. The number of shares of common stock issuable upon conversion of the Series A convertible preferred stock is subject to adjustment upon the occurrence of certain customary events, including, among others, a stock split, reverse stock split or combination of our common stock; an issuance of our common stock or other securities as a dividend or distribution on the common stock; a reclassification, exchange or substitution of the common stock; or a capital reorganization of our company. Additionally, through June 24, 2010, the holders of Series A convertible preferred stock had “full-ratchet” anti-dilution price protection (which means that, if we issue any additional securities in the future at a purchase price less than the conversion price, that conversion price will be reduced to the price at which the new securities were issued), with limited exceptions for issuances under employee benefit plans and pursuant to transactions involving a strategic partner pre-approved by the holders on a case-by-case basis. After June 24, 2010, the holders of Series A convertible preferred stock have “weighted average” anti-dilution price protection (which takes into consideration the actual number of additional securities issued by us).

Voting Rights.  Holders of Series A convertible preferred stock are not entitled to vote their shares with the holders of our common stock, except for certain extraordinary corporate transactions, in which case they vote as a separate series. Holders of Series A convertible preferred stock shall also have any voting rights to which they are entitled by Delaware law.

Liquidation Rights.  In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our company, including a merger or consolidation of our company with or into another company, or any transfer, sale or lease by us of substantially all of our assets, the holders of Series A convertible preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution is made to holders of our common stock or any other series of our preferred stock, liquidating distributions in an amount equal to $1.20 per share, plus accrued but unpaid dividends.

Redemption.  The Series A convertible preferred stock may not be redeemed by us or the shareholders at any time.

Dividends.  Holders of Series A convertible preferred stock are entitled to receive dividends at a rate of 8% per year, payable quarterly in arrears in cash or shares of our common stock (except that in 2009, the dividends were only be payable in shares of our common stock) .

Covenants.  The certificate of designation governing the terms of the Series A convertible preferred stock contain certain negative covenants, such as a limitation on indebtedness, a limitation on increases in executive compensation, an incentive compensation plan not to exceed 10% of our outstanding shares, and restrictions on mergers, acquisitions and other fundamental transactions, without the prior written consent of a majority of the holders of the Series A convertible preferred stock, and certain affirmative covenants such as our engagement of an investor relations firm reasonably acceptable to the holders, and maintenance of directors and officers liability insurance and key-man life insurance for our benefit on the lives of each of Daniel J. Juhl and John P. Mitola in the respective amounts of $3,000,00 and $2,000,000. All covenants expire if the Series A convertible preferred stock position held by Vision Opportunity Master Fund falls below 20% of the original Series A convertible preferred stock position held by it immediately following the closing of the 2008 private placement.

Series B Convertible Preferred Stock

General. We are currently authorized to issue up to 6,607,006 shares of Series B convertible preferred stock, par value $.0001 per share, of which 5,966,792 are issued and outstanding.  As of April 15, 2011, 640,214 shares of Series B convertible preferred stock have been converted to common stock and are no longer designated as Series B convertible preferred stock.

Conversion. Holders of Series B convertible preferred stock will be entitled at any time to convert their shares of Series B convertible preferred stock into our common stock without any further payment therefor.  Each share of Series B convertible preferred stock is initially convertible into one share of our common stock. The number of shares of common stock issuable upon conversion of the Series B convertible preferred stock is subject to adjustment upon the occurrence of certain customary events, including, among others, a stock split, reverse stock split or combination of our common stock; an issuance of our common stock or other securities as a dividend or distribution on the common stock; a reclassification, exchange or substitution of the common stock; or a capital reorganization of our company.

Subsequent Rights Offerings.  We will not, at any time that at least 25% of the original (in number of shares) shares of the Series B convertible preferred stock are outstanding, issue rights, options or warrants to all holders of common stock entitling them to subscribe for or purchase shares of common stock at a price per share that is lower than the volume weighted average price ("VWAP") on the date of the securities exchange agreement, without issuing the same rights, options or warrants to all holders on an as-converted to common stock basis.

Pro Rata Distributions. We will not, at any time that at least 25% of the original (in number of shares) shares of the Series B convertible preferred stock are outstanding, distribute to all holders of common stock (and not to holders of Series B convertible preferred stock) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security (other than common stock, which shall be subject to the performance rights adjustment described above) without distributing evidences of such indebtedness or assets or rights or warrants to holders of Series B convertible preferred stock on an as-converted to common stock basis.

Voting Rights. Holders of Series B convertible preferred stock are not entitled to vote their shares with the holders of our common stock, except for certain extraordinary corporate transactions, in which case they vote as a separate series. Holders of Series B convertible preferred stock shall also have any voting rights to which they are entitled by Delaware law.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our company, including a merger or consolidation of our company with or into another company, or any transfer, sale or lease by us of substantially all of our assets, the holders of Series B convertible preferred stock will be entitled to receive a priority return in liquidation of the assets of ours, whether capital or surplus, legally available for distribution to our shareholders in a pro rata manner in accordance with the number of shares of common stock issuable upon conversion on a pari passu basis with the Series B convertible preferred stock.

Redemption. The Series B convertible preferred stock may not be redeemed by us or the shareholders at any time.

Dividends. Holders of Preferred Stock are not entitled to receive any dividends on their shares of Series B convertible preferred stock but will participate in any dividends declared and paid by us on our common stock on an as-converted basis (without giving effect to any limitations on conversion).

Warrants

Investor Warrants

Prior to the warrant amendment described below, each Series A, Series B and Series C warrant entitled the holder thereof to purchase one share of our common stock at the exercise price of $1.25, $1.50 and $1.75 per share, respectively, from the date of issuance until June 24, 2013, the fifth anniversary of the closing of the 2008 private placement. In the 2008 private placement, we issued an aggregate of 7,740,000 warrants, of which the Series A, Series B and Series C warrants (the “Warrants”) were each exercisable for a total of 2,580,000 shares.

On June 29, 2009, we entered into a warrant amendment agreement with the holders of our Series A Warrants.  Pursuant to the terms of the warrant amendment agreement, all of our then outstanding Series A Warrants to purchase 2,580,000 shares of our common stock at $1.25 per share were amended such that the Series A Warrants would be exercisable solely for shares of our Series B convertible preferred stock.  Pursuant to the warrant amendment agreement, the holders of our Series A Warrants agreed to exercise an aggregate of 2,036,840 Series A Warrants at a price of $1.25 per share.  On June 30, 2009, we entered into a securities exchange agreement with the holders of our Series A, Series B and Series C Warrants pursuant to which the holders agreed to exchange all of their outstanding (i) remaining Series A Warrants to purchase 543,159 shares of our Series B convertible preferred stock (after giving effect to the foregoing amendment and exercise), (ii) Series B warrants to purchase 2,580,000 shares of our common stock at $1.50 per share and (iii) Series C Warrants to purchase 2,580,000 shares of our common stock at $1.75 per share for an aggregate of 4,570,166 shares of our Series B convertible preferred stock.  The exchange value was based on the cashless exercise value of the exchanged warrants.  Following the consummation of the 2009 warrant exchange, we had no further Series A, Series B or Series C Warrants outstanding.

Investor Relations Warrant

During the quarter ended June 30, 2008, we issued a warrant to purchase 50,000 shares of our common stock to an investor relations consulting firm.  The warrant vested in December 2008 and allows the holder to purchase common stock at an exercise price per share of $7.00 for 25,000 shares and $10.00 for the other 25,000 shares for a period of five years.

Warrant Issuance to Consultant

 On October 1, 2009, we issued warrants to purchase 100,000 shares of common stock to a consultant in exchange for consulting services in the areas of business management, business development, corporate strategy and capital funds for operating companies and emerging growth enterprises provided to us.   The warrant allows the holder to purchase common stock at an exercise price per share of $1.25 for 100,000 shares of common stock.

Anti-Takeover Law, Limitations of Liability and Indemnification

Delaware Anti-Takeover Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law concerning corporate takeovers. This section prevents many Delaware corporations from engaging in a business combination with any interested stockholder, under specified circumstances. For these purposes, a business combination includes a merger or sale of more than 10% of our assets, and an interested stockholder includes a stockholder who owns 15% or more of our outstanding voting stock, as well as affiliates and associates of these persons. Under these provisions, this type of business combination is prohibited for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder is approved by the board of directors prior to the date the interested stockholder attained that status,

•
upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction was commenced, excluding those shares owned by persons who are directors and also officers, or

•
on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Limited Liability and Indemnification. Our certificate of incorporation eliminates the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our certificate of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Under Delaware law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

•	conducted himself or herself in good faith,

•
reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests, and

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorneys fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to us, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the above provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SHARES ELIGIBLE FOR FUTURE SALE
Common Stock

As of April 15, 2011, we had 21,934,255 shares of common stock outstanding, not including shares issuable upon conversion of our Series A convertible preferred stock or Series B convertible preferred stock or shares issuable upon exercise of our warrants.  All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act.

The outstanding shares of our common stock not included in this prospectus will be available for sale in the public market as follows:

Public Float

Of our outstanding shares of common stock 15,255,300 shares are beneficially owned by executive officers, directors and affiliates (excluding shares of our common stock which may be acquired upon exercise of stock options which are currently exercisable or which become exercisable within 60 days of April 15, 2011).  The remaining 6,678,955 shares constitute our public float.

Rule 144

In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least six months, including the holding period of prior owners other than affiliates, is entitled to sell his or her shares without any volume limitations; an affiliate, however, can sell such number of shares within any three-month period as does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which equaled approximately 219,343 shares as April 15, 2011, or

•	the average weekly trading volume of our common stock on the OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.  In order to effect a Rule 144 sale of our common stock, our transfer agent will require an opinion from legal counsel.  We may charge a fee to persons requesting sales under Rule 144 to obtain the necessary legal opinions.

As of April 15, 2011, approximately 245,580 shares of our common stock were available for sale by non-affiliates of ours under Rule 144.

Registration Rights

We agreed to file an initial registration statement, and subsequent registration statements as necessary, on Form S-1 (or any other applicable form) covering, (a) on a pro rata basis, all the shares of common stock underlying the Series A convertible preferred stock, (b) on a pro rata basis, the shares of common stock issuable in connection with the payment of 8% cumulative dividends for three years on Series A convertible preferred stock (if such dividends are not otherwise paid in cash), and (c) the shares of common stock owned by Greenview Capital, LLC, subject to SEC Rule 415 restrictions.  This registration statement relates only to a portion of the shares that we are required to register thereunder.   Since we were unable to timely comply with our obligations thereunder, we were required to pay in cash liquidated damages of 2% of the purchase price of the units in the 2008 private placement per each 30-day period or part thereof for any registration default, up to a maximum penalty of 12%.  On March 27, 2009, the holders of the registrable securities under the registration rights agreement agreed to accept payment of liquidated damage amounts owing thereunder in shares of our common stock at a price equal to 75% of the average of the immediately preceding 20 day’s daily volume weighted average price for common stock.  These holders also agreed to waive any further liquidated damages which have accrued and may accrue thereunder so long as certain conditions are met, including that the initial registration statement was declared effective by the SEC on or before December 31, 2009.  The initial registration statement was declared effective on June 24, 2009, and was later withdrawn.

On September 30, 2009, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission providing for the sale of up to 1,700,000 shares of our common stock underlying our Series B Preferred Stock, in accordance with the terms set forth therein, by selling stockholders as listed therein.  On September 23, 2009, the Company and each of the purchasers of its Series A Preferred Stock entered into a Waiver Agreement waiving certain provisions of the Warrant Amendment Agreement among the same parties dated March 27, 2009, including registering for resale up to 1,700,000 shares of the Company’s common stock consisting of (a) 247,900 outstanding shares of the Company’s common stock previously included under the Existing Registration Statement and (b) 1,452,100 shares of the Company’s common stock issuable upon conversion of the Company’s Series B convertible preferred stock.

Under the securities exchange agreement, we granted the holders of the Series B convertible preferred stock “piggy-back” registration rights with respect to the shares of common stock underlying the Series B convertible preferred stock.  However, we are not obligated to register any shares of common stock thereunder that are eligible for resale pursuant to Rule 144, including without limitation on volume or manner of sale restrictions, or that are the subject of a then effective registration statement.

Lock-Up Agreements

Beginning 14 months after the closing of the 2008 share exchange transaction, if all the Warrants have been registered, each of Daniel J. Juhl and John P. Mitola will be permitted to sell their holdings as follows: (a) up to 1,000,000 shares at prices greater than $3.00 per share if the trailing 30-day average daily trading volume is greater than 100,000 shares or (b) an unrestricted number of shares of common stock at prices greater than $5.00 per share if the trailing 30-day average daily trading volume is greater than 200,000 shares per day for the same trailing 30-day period.

For the period beginning after the initial registration statement is declared effective and for the 18 months thereafter, Greenview Capital and its affiliates will be allowed to sell their holdings only as follows: (a) at prices greater than $2.00 per share and up to 10% of the daily trading volume or (b) at prices greater than $3.00 per share with no volume restrictions. For the period beginning 18 months after the initial registration statement is declared effective, Greenview Capital and its affiliates will be allowed to sell up to 1/6 of their holdings every month at prices greater than $1.25 per share. For the period beginning 30 months after the closing, Greenview Capital will be allowed to sell shares on an unrestricted basis at prices greater than $1.75 per share. All lock-up restrictions of management and Greenview Capital will be removed after 36 months. Daybreak Special Situations Master Fund, Ltd., an affiliate of Greenview Capital, is not subject to the restrictions of this lock up agreement.

Transfer Agent

The transfer agent and registrar for our common stock and preferred stock is Empire Stock Transfer and its address is 1859 Whitney Mesa Drive, Henderson, NV 89014.  We serve as warrant agent for our warrants.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general summary of certain material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of the units purchased by the investor pursuant to this Offering. This discussion assumes that an investor will hold each share of our common stock issued and purchased pursuant to this Offering as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of that investor’s particular circumstances. In addition, this discussion does not address (a) U.S. federal non-income tax laws, such as estate or gift tax laws, (b) state, local or non-U.S. tax consequences, or (c) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, broker-dealers, taxpayers that have elected mark-to-market accounting, taxpayers subject to the alternative minimum tax provisions of the Code, tax-exempt entities, governments or agencies or instrumentalities thereof, regulated investment companies, real estate investment trusts, persons whose functional currency is not the U.S. dollar, U.S. expatriates or former long-term residents of the United States, or investors that acquire, hold, or dispose of our Common Stock as part of a straddle, hedge, wash sale, constructive sale or conversion transaction or other integrated transaction. Additionally, this discussion does not consider the tax treatment of entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or of persons who hold our Common Stock through such entities. The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. Thus, partnerships, other pass-through entities and persons holding our Common Stock through such entities should consult their own tax advisors.

This discussion is based on current provisions of the Code, its legislative history, U.S. Treasury regulations promulgated under the Code, judicial opinions, and published rulings and procedures of the U.S. Internal Revenue Service (“IRS”), all as in effect on the date of this prospectus. These authorities are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed below, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “U.S. person” means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized (or treated as created or organized) in or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations. As used in this discussion, the term “U.S. holder” means a beneficial owner of our Common Stock that is a U.S. person, and the term “non-U.S. holder” means a beneficial owner of our Common Stock (other than an entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a U.S. person.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS, AND ANY APPLICABLE TAX TREATY.

PLAN OF DISTRIBUTION

We are publicly offering 10,000,000 shares of our common stock at $1.25 per share, the midpoint of the range set forth on the cover of this prospectus on a “best efforts” basis. The offering will be made directly by the Company, through its officers, and through participating brokers that are members of FINRA, and/or other persons exempt from the broker-dealer registration, both of which we refer to collectively herein as participating brokers.  Because this is a “best efforts” offering, participating brokers will use only their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares. As of the date hereof, the Company has not entered into any agreement, arrangement, or understanding with any brokers or dealers.  The Company has not yet determined which brokers or dealers will participate in the offering or the amount of securities to be offered through each.  The Company intends to pay commission standard in the industry to the brokers and dealers who participate in the offering.

Pursuant to Rule 415(a)(1)(ix), this is a continuous offering that will commence promptly upon effectiveness and will continue for more than 30 days. There is no minimum investment amount for individual investors. Participating brokers in the offering are required to deliver a copy of the prospectus to each potential investor. We plan to make this prospectus, the subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to participating brokers as an alternative to paper copies. An investor may receive a paper copy of these documents upon request. If a participating broker electronically delivers such documents to an investor, then the participating broker will be responsible for complying with all applicable requirements of the SEC, FINRA and any laws or regulations related to such electronic delivery.

We may agree to indemnify participating brokers against liabilities to which they may become subject, under the Securities Act or otherwise, based upon or arising out of (i) an untrue statement of a material fact contained in any approved sales literature, this prospectus or the registration statement of which this prospectus is a part, or any amendment or supplement thereof; or (ii) an omission or alleged omission to state a material fact required to be stated, or necessary to make the statement not misleading, in approved sales literature, this prospectus or the registration statement of which this prospectus is a part, or any amendment or supplement thereto. The participating brokers have agreed to severally indemnify us, our officers and directors against liabilities to which we may become subject, under the Securities Act or otherwise, based upon or arising out of: (i) an untrue statement of a material fact made by any participating broker to any offeree or purchaser of our shares of stock (other than any statement contained in any approved sales literature or this prospectus, or any amendment or supplement thereto); or (ii) an omission or alleged omission by any participating broker to state a material fact required to be stated, or necessary to make the statement not misleading in light of the circumstances under which they were made, to any offeree or purchaser of our shares (other than any material fact omitted from any approved sales literature or this prospectus, or any amendment or supplement thereto). However, the SEC and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

The Offering Period will commence on the date of this prospectus and close at the discretion of the management. The Shares will be sold in accordance with the laws of the states in which the Shares are offered and/or sold.

Our officers will sell the shares directly with no commission or other remuneration payable to them for any Shares they sell. In offering the securities on our behalf, our officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Our officers will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer.  Our officers satisfy the requirements of Rule 3a4-1, because they are officers of the Company and:

(a)	are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39)of the Act, at the time of their participation; and

(b)	will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

(c)	are not, nor will they be at the time of their participation in the offering, an associated person of a broker-dealer; and

(d)
meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) are not brokers or dealers, or have not been associated persons of a broker or dealer, within the preceding twelve months; and (C) have not participated in selling and offering securities for any issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

At such time as our registration statement is declared effective by the SEC, we may advertise, through tombstones, and hold investment meetings. Our officers will also distribute the prospectus to potential investors who are interested in us and a possible investment in the Offering. No Shares purchased in this Offering will be subject to any kind of lock-up agreement.

Our securities may be sold to purchasers both inside and outside the United States.

Regulation M

Our officers and directors, who will sell the shares, are aware that they are required to comply with the provisions of Regulation M, promulgated under the Securities and Exchange Act of 1934, as amended.  With certain exceptions, Regulation M precludes officers and/or directors, sales agents, any broker-dealers or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Subscription Procedure

We will not accept any money until this registration statement is declared effective by the SEC. Once the registration statement is declared effective by the SEC, if you decide to subscribe for any shares in this offering, you must:
1. execute and deliver a subscription agreement
2. deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to "Juhl Wind, Inc."

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned promptly by us to the subscriber, without interest or deductions.

Foreign Regulatory Restrictions on Purchase of the Securities

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

In addition to the public offering of the shares in the United States, management may, subject to the applicable foreign laws, also offer the shares to certain institutions or accredited persons in the following countries:

United Kingdom.  No offer of shares has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Management: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area.  In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of shares has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of the shares may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Germany.  Any offer or solicitation of shares within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to the shares, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of the shares to the public in Germany, any public marketing of the shares or any public solicitation for offers to subscribe for or otherwise acquire the shares. The prospectus and other offering materials relating to the offer of the shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Greece.  This prospectus has not been approved by the Hellenic Capital Markets Commission or another EU equivalent authority and consequently is not addressed to or intended for use, in any way whatsoever, by Greek residents. The shares have not been offered or sold and will not be offered, sold or delivered directly or indirectly in Greece, except to (i) “qualified investors” (as defined in article 2(f) of Greek Law 3401/2005) and/or to (ii) less than 100 individuals or legal entities, who are not qualified investors (article 3, paragraph 2(b) of Greek Law 3401/2005), or otherwise in circumstances which will not result in the offer of the new shares being subject to the Greek Prospectus requirements of preparing a filing a prospectus (under articles 3 and 4 of Greek Law 3401/2005).

Italy.  This offering of the shares has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the shares be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Cyprus.  The Management has agreed that (i) it will not be providing from or within Cyprus any “Investment Services”, “Investment Activities” and “Non-Core Services” (as such terms are defined in the Investment Firms Law 144(I) of 2007, (the “IFL”) in relation to the shares, or will be otherwise providing Investment Services, Investment Activities and Non-Core Services to residents or persons domiciled in Cyprus. Management has agreed that it will not be concluding in Cyprus any transaction relating to such Investment Services, Investment Activities and Non-Core Services in contravention of the IFL and/or applicable regulations adopted pursuant thereto or in relation thereto; and (ii) it has not and will not offer any of the shares other than in compliance with the provisions of the Public Offer and Prospectus Law, Law 114(I)/2005.

Switzerland.  This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares in Switzerland.

Norway.  This prospectus has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian Financial Supervisory Authority (Kredittilsynet) nor the Norwegian Registry of Business Enterprises, and the shares are marketed and sold in Norway on a private placement basis and under other applicable exceptions from the offering prospectus requirements as provided for pursuant to the Norwegian Securities Trading Act.

Botswana.  We hereby represent and warrant that we have not offered for sale or sold, and will not offer or sell, directly or indirectly the shares to the public in the Republic of Botswana, and confirm that the offering will not be subject to any registration requirements as a prospectus pursuant to the requirements and/or provisions of the Companies Act, 2003 or the Listing Requirements of the Botswana Stock Exchange.

Hong Kong.  The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares  may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) by operation of law.

People’s Republic of China.  This prospectus has not been and will not be circulated or distributed in the PRC, and shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Israel.  This prospectus does not constitute an offer to sell the shares to the public in Israel or a prospectus under the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder and has not been filed with or approved by the Israel Securities Authority. In Israel, pursuant to an exemption afforded under the Israeli Securities Law, this prospectus may be distributed only to, and may be directed only at, investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of certain mutual trust and provident funds, or management companies thereto, banks, as defined under the Banking (Licensing) Law, 5741-1981, except for joint service companies purchasing for their own account or for clients listed in the Addendum, insurers, as defined under the Supervision of Financial Services Law (Insurance), 5741-1981, portfolio managers purchasing for their own account or for clients listed in the Addendum, investment advisers purchasing for their own account, Tel Aviv Stock Exchange members purchasing for their own account or for clients listed in the Addendum, venture capital funds, certain corporations which primarily engage in the capital market and fully-owned by investors listed in the Addendum and corporations whose equity exceeds NIS250 Million, collectively referred to as institutional investors. Institutional investors may be required to submit written confirmation that they fall within the scope of the Addendum.

United Arab Emirates.  This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). The issue of shares does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The shares may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Our management, and the representatives represent and warrant that the shares will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones including, in particular, the DIFC.

Oman.  For the attention of the residents of Oman:

The information contained in this memorandum neither constitutes a public offer of securities in the Sultanate of Oman (“Oman”) as contemplated by the Commercial Companies Law of Oman (Sultani Decree 4/74) or the Capital Market Law of Oman (Sultani Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy non-Omani securities in Oman as contemplated by Article 6 of the Executive Regulations to the Capital Market Law of Oman (issued vide Ministerial Decision No 4/2001), and nor does it constitute a distribution of non-Omani securities in Oman as contemplated under the Rules for Distribution of Non-Omani Securities in Oman issued by the Capital Market Authority of Oman (“CMA”). Additionally, this memorandum is not intended to lead to the conclusion of any contract of whatsoever nature within the territory of Oman.

By receiving this memorandum, any person or entity to whom it has been issued and sent within Oman understands, acknowledges and agrees that this memorandum has not been approved by the CMA or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute the shares within Oman.

No marketing, offering, selling or distribution of any financial or investment products or services has been or will be made from within Oman and no subscription to any securities, products or financial services may or will be consummated within Oman.

Nothing contained in this memorandum is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This memorandum is for information only, and nothing herein is intended to endorse or recommend a particular course of action. Potential investors should consult with an appropriate professional for specific advice on the basis of their situation.

Any recipient of this memorandum and any purchaser of the shares pursuant to this memorandum shall not market, distribute, resell, or offer to resell the shares within Oman without complying with the requirements of applicable Omani law, nor copy or otherwise distribute this memorandum to others.

Canada.

Resale Restrictions
The distribution of our securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our securities are made. Any resale of our securities in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our securities.

Representations of Purchasers
By purchasing our securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•
the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our securities to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action — Ontario Purchasers Only
Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our securities, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in our securities in their particular circumstances and about the eligibility of our securities for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares sold by us under this prospectus will be passed upon by Synergy Law Group, LLC, Chicago, Illinois.

EXPERTS

The audited consolidated financial statements as of December 31, 2010 and 2009 have been audited by Boulay, Heutmaker, Zibell & Co. P.L.L.P., independent registered public accountants, to the extent and for the periods set forth in their report appearing elsewhere in this prospectus and are included in reliance upon such report given upon the authority of that firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Provisions of the Delaware General Corporation Law empower us, and our bylaws provide that we shall have the power, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or in the case of actions undertaken other than in his official capacity, not opposed to, our best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; except that, in the case of an action or suit by or in our right, no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to us unless and only to the extent that the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for proper expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Juhl Wind, Inc.
Consolidated Financial Statements
December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Juhl Wind, Inc. and Subsidiaries
Woodstock, Minnesota

We have audited the accompanying consolidated balance sheets of Juhl Wind, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2010. Juhl Wind, Inc. and Subsidiaries’ management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Juhl Wind, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
March 31, 2011

JUHL WIND INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

	DECEMBER 31,	DECEMBER 31,
	2010	2009
ASSETS

CURRENT ASSETS
Cash	$645,596	$2,802,302
Restricted cash	110,016	203,123
Accounts receivable	3,198,632	1,617,974
Short term investments and accrued interest receivable	626,879	1,033,744
Short term investments - restricted	418,654	718,499
Unbilled receivables, at net realizable value	-	49,002
Promissory note receivable, including interest	5,264,093	7,149,912
Inventory	1,636,234	352,410
Reimbursable project costs	415,029	597,368
Costs and estimated profits in excess of billings	661,418	769,070
Other current assets	138,971	123,157
Current deferred income taxes	1,289,000	45,000
Total current assets	14,404,522	15,461,561

PROPERTY AND EQUIPMENT, Net	488,889	430,039

OTHER ASSETS
Deferred income tax asset	348,000	614,000
Project development costs ($2,228,332 at 2010 related to consolidated variable interest entity generally not available to the Company)	2,851,450	307,000
Total other assets	3,199,450	921,000

TOTAL ASSETS	18,092,861	16,812,600

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	1,105,360	2,224,549
Bank notes payable	411,167	416,853
Accrued expenses	519,252	118,571
Customer deposits	26,940	383,000
Deferred revenue	1,154,571	774,057
Promissory notes payable, including interest	10,328,008	7,149,912
Total current liabilities	13,545,298	11,066,942

STOCKHOLDERS' EQUITY
Controlling interest in equity:
Preferred Stock, 20,000,000 shares authorized
Series A convertible preferred stock - $.0001 par value,
4,820,000 issued and outstanding at December 31, 2010 and 2009	2,527,731	2,527,731
Series B convertible preferred stock - $.0001 par value,
6,567,006 issued and outstanding at December 31, 2010 and 2009	12,819,116	12,819,116
Common Stock - $.0001 par value; 100,000,000 shares authorized,
21,235,485 and 20,982,860 issued and outstanding as of	2,123	2,098
December 31, 2010 and 2009, respectively
Additional paid-in capital	7,070,159	6,089,361
Treasury stock	(73,926)	-
Accumulated deficit	(17,866,790)	(15,692,648)
Noncontrolling interest in equity	69,150	-
Total stockholders' equity	4,547,563	5,745,658

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,092,861	$16,812,600

The accompanying notes to the Consolidated Financial Statements are an integral part of this statement.

 JUHL WIND INC.
  CONSOLIDATED STATEMENTS OF OPERATIONS
 FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010			2009
REVENUE
Wind farm development and management	$493,570	7.9%		$935,412	8.0%
Turbine sales & service	1,045,299	16.7		2,489,230	21.3
Related party revenue	325,764	5.2		299,084	2.6
Construction contract revenue	4,403,510	70.2		7,950,605	68.1
Other operating income	-	-		1,810	0.0
Total revenue	6,268,143	100.0		11,676,141	100.0

COST OF GOODS SOLD	4,894,481	78.1		9,857,714	84.4

GROSS PROFIT	1,373,662	21.9		1,818,427	15.6

OPERATING EXPENSES
General and administrative expenses	1,307,010	20.9		1,612,152	13.8
Investor relations expenses	302,861	4.8		318,309	2.7
Liquidated damages expense	-	-		(33,846)	(0.3)
Impairment of goodwill	-	-		227,998	2.0
Payroll and employee benefits	2,426,817	38.7		2,092,238	17.9
Wind farm management expenses	83,583	1.3		201,919	1.7
Total operating expenses	4,120,271	65.7		4,418,770	37.8

OPERATING LOSS	(2,746,609)	(43.8)		(2,600,343)	(22.2)

OTHER INCOME (EXPENSE)
Interest income	655,468	10.5		100,024	0.9
Interest expense	(687,024)	(11.0)		(53,058)	(0.5)
Gain in fair value of warrant liability	-	-		2,198,671	18.8
Other income	-	-		600	0.0
Total other income (expense), net	(31,556)	(0.5)		2,246,237	19.2

LOSS BEFORE INCOME TAX BENEFIT	(2,778,165)	(44.3)		(354,106)	(3.0)

INCOME TAX BENEFIT	978,000	15.6		223,000	1.9

NET LOSS	(1,800,165)	(28.7)		(131,106)	(1.1)

NON-CONTROLLING INTEREST IN NET LOSS	(16,978)	(0.3)		-	-

NET LOSS ATTRIBUTED TO JUHL WIND, INC.	$(1,783,187)	(29.0	) %	$(131,106)	(1.1	) %

PREFERRED DIVIDENDS	$390,955			$407,551

SERIES B BENEFICAL CONVERSION FEATURE	-			2,790,707

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(2,174,142)			$(3,329,364)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	21,132,144			20,571,864

NET LOSS PER SHARE - BASIC & DILUTED	$(0.10)			$(0.16)

The accompanying notes to the Consolidated Financial Statements are an integral part of this statement.

 JUHL WIND, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Controlling Interest in Equity
			Convertible		Convertible					Non-	Total
			Preferred Stock		Preferred Stock		Additional			Controlling	Stockholders'
	Common Stock		Series A		Series B		Paid-In	Treasury	Accumulated	Interest	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	in Equity	(Deficit)

BALANCE - December 31, 2008	20,183,213	$2,018	-	$(529,133)	-	$-	$1,302,587	$-	$(12,363,284)	$-	$(11,587,812)

Net loss	-	-	-	-	-	-	-	-	(131,106)	-	(131,106)

Removal of contingent redemption feature and reclassification of Series A preferred stock to equity	-	-	5,160,000	3,342,954	-	-	-	-	-	-	3,342,954

Stock-based compensation	-	-	-	-	-	-	982,394	-	-	-	982,394

Common stock issued to Series A preferred stockholders for liquidation damages and payment of Series A dividend	419,647	42	-	(522,288)	-	-	747,278	-	-	-	225,032

Beneficial conversion feature of Series B preferred stock	-	-	-	-	-	-	2,790,707	-	(2,790,707)	-	-

Issuance of Series B upon conversion of all classes of common stock warrants for Series B preferred stock, less offering costs of $10,000	-	-	-	-	6,607,006	12,914,196	-	-	-	-	12,914,196

Issuance of common stock upon conversion of Series A preferred stock	340,000	34	(340,000)	(171,353)	-	-	171,319	-	-	-	-

Issuance of common stock upon conversion of Series B preferred stock	40,000	4	-	-	(40,000)	(95,080)	95,076	-	-	-	-

Common Stock to be issued for Series A 8% preferred stock dividend	-	-	-	407,551	-	-	-	-	(407,551)	-	-

BALANCE December 31, 2009	20,982,860	2,098	4,820,000	2,527,731	6,567,006	12,819,116	6,089,361	-	(15,692,648)	-	5,745,658

Net loss	-	-	-	-	-	-	-	-	(1,783,187)	(16,978)	(1,800,165)

Stock-based compensation	-	-	-	-	-	-	589,868	-	-		589,868

Series A preferred stock dividend paid in common stock	252,625	25	-	(390,955)	-	-	390,930	-	-		-

Series A preferred dividends	-	-	-	390,955	-	-	-	-	(390,955)		-

Noncontrolling interest in Winona County	-	-	-	-	-	-	-	-	-	86,128	86,128

Common stock purchased pursuant to stock repurchase plan	-	-	-	-	-	-	-	(73,926)	-	-	(73,926)

BALANCE December 31, 2010	21,235,485	$2,123	4,820,000	$2,527,731	6,567,006	$12,819,116	$7,070,159	$(73,926)	$(17,866,790)	$69,150	$4,547,563

The accompanying notes to the Consolidated Financial Statements are an integral part of this statement.

JUHL WIND INC.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,800,165)	$(131,106)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	54,405	129,645
Stock-based compensation	589,868	982,394
Provision for uncollectible accounts	-	(10,000)
Gain on warrant liability fair value	-	(2,198,671)
Impairment of goodwill	-	227,998
Non-cash liquidated damages expense	-	(33,846)
Change in operating assets and liabilities:
Accounts receivable	(1,580,658)	(1,563,967)
Unbilled receivable	49,002	201,697
Inventory	29,573	50,708
Reimbursable project costs	182,339	(449,568)
Other current assets	(15,814)	(25,430)
Interest receivable on short term investments	8,692	(10,062)
Costs and estimated earnings in excess of billings	107,652	(769,070)
Accounts payable	1,316,662	1,974,264
Accrued expenses	400,681	31,431
Deferred income taxes	(978,000)	(223,000)
Customer deposits	(175,371)	-
Deferred revenue	199,825	824,516
Net cash used in operating activities	(1,611,309)	(992,067)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short-term investments	698,019	300,000
Payments for short-term investments	-	(35,406)
Payments for project development costs	(1,143,656)	(5,000)
Payments for property and equipment	(113,255)	(143,560)
Net cash provided by (used in) investing activities	(558,892)	116,034

CASH FLOWS FROM FINANCING ACTIVITIES
Change in restricted cash	93,107	61,434
Principal payments on notes payable	(5,686)	(229,938)
Proceeds on the promissory note receivable	2,625,847	-
Payments on the promissory note payable	(2,625,847)	-
Proceeds from issuance of Series B preferred stock and conversion of warrants	-	2,536,050
Payments for treasury stock	(73,926)	-
Net cash provided by financing activities	13,495	2,367,546

NET INCREASE (DECREASE) IN CASH	(2,156,706)	1,491,513

CASH - BEGINNING OF THE PERIOD	2,802,302	1,310,789

CASH - END OF THE PERIOD	$645,596	$2,802,302

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$17,468	$27,433

NONCASH FINANCING ACTIVITY
Promissory note receivable received for construction financing	$1,375,186	$7,149,912
Promissory note payable issued for construction financing	$(1,375,186)	$(7,149,912)
Promissory note issued as payment on accounts payable for construction financing	$(2,435,852)	$-
Promissory note issued for turbine inventory financing	$(1,313,397)	$-
Promissory note issued for project development costs	$(1,314,666)	$-
Promissory note receivable and payable reduction for collectability	$635,158	$-
Non-controlling interest capital asset contribution	$86,128	$-
Series A preferred stock dividend	$390,955	$407,551
Warrant liability recognition upon adoption of accounting standard	$-	$12,576,816
Fair value of warrant liability extinguished on Series B preferred stock offering	$-	$10,378,145
Liquidated damages fees paid in the form of common stock	$-	$258,879
Issuance of common stock upon conversion of Series A preferred stock	$-	$171,319
Issuance of common stock upon conversion of Series B preferred stock	$-	$95,080
Beneficial conversion feature of Series B preferred stock	$-	$2,790,707
Reclassification of Series A preferred stock to equity as a result of removing
contingent redemption feature	$-	$3,342,954

The accompanying notes to the Consolidated Financial Statements are an integral part of this statement.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.        ORGANIZATION

The Company provides development, construction, management, maintenance, and consulting services to wind farm projects throughout the Midwestern U.S. and produces consumer-owned renewable energy products.

The consolidated financial statements include the accounts of Juhl Wind, Inc. (“Juhl Wind”) and its four wholly-owned subsidiaries:  Juhl Energy Services Inc. (“JESI”) formerly DanMar and Associates, Inc., Juhl Energy Development, Inc. (“JEDI”), Next Generation Power Systems, Inc. (“NextGen”) and Juhl Wind Asset Investment, Inc. (“JAI”).  JAI had no activity as of the date of these consolidated financial statements.

Juhl Wind, Inc. was incorporated in the state of Delaware in January 2006 as Help-U-Drive Incorporated. In September 2006, the Company amended its articles of incorporation and changed its name to MH&SC Incorporated. On June 24, 2008, the owners of Juhl Energy Services, Inc. and Juhl Energy Development, Inc., both privately held companies under common control, exchanged all of their outstanding shares of common stock in the companies for 15,250,000 shares of common stock of MH&SC Incorporated, representing approximately 86% of the Company’s common stock outstanding after the exchange transaction.  The exchange transaction was accounted for as a recapitalization where JEDI was considered the acquirer for accounting purposes and treated the transaction as a reverse acquisition, since at the time of the transaction, MH & SC, Inc. was a company with no or nominal operations, assets and liabilities. Upon the exchange transaction, MH&SC, Inc. changed its name to Juhl Wind, Inc.

Generally accepted accounting principles require certain variable interest entities (“VIE”s) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Juhl Wind has determined that one of its wind farm projects currently under construction, Winona County Wind, LLC (“Winona County”) is a VIE and that Juhl Wind is the primary beneficiary. Accordingly, the Company’s consolidated financial statements include the accounts of Juhl Wind and Winona County. All significant intercompany investments, balances, and transactions have been eliminated.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH

The Company maintains cash balances at various financial institutions.  Accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.  At times throughout the year cash balances may exceed the FDIC insurance limits.  In August 2008, the Company obtained an excess deposit insurance bond to insure deposits up to an additional $2,400,000 beyond the FDIC coverage. The bond was effective August 2008 through February 2010, and subsequently was replaced in February 2010 with a $1.7 million irrevocable letter of credit. This letter of credit was subsequently reduced to $1.0 million in March 2011. The Company monitors its cash balances to ensure adequacy of collateral for depository balances at financial institutions that exceed FDIC insured amounts.

RESTRICTED CASH

The Company maintains a restricted escrow cash account funded by the proceeds received from the preferred stock private placement in 2009 and the warrant exercise and exchange in 2009. The funds are to be used for investor relations initiatives.

SHORT TERM INVESTMENTS

Short-term investments include certificates of deposits, with an original maturity of three months or greater, which are maintained at various financial institutions. The certificates are intended to be held for investment purposes through their maturity dates that occur at various times throughout 2011. At December 31, 2010, the Company’s short-term investments totaled $627,000, which includes accrued interest of approximately $7,200. At December 31, 2009, the Company’s short-term investments totaled $1,034,000 which includes accrued interest of approximately $15,000.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

RESTRICTED SHORT TERM INVESTMENTS
Restricted short-term investments include certificates of deposits, with an original maturity of three months or greater, which are maintained at various financial institutions. At December 31, 2010, the Company’s restricted short-term investments totaled $419,000, which includes accrued interest of approximately $900. At December 31, 2009, the Company’s restricted short-term investments totaled $718,000, which includes accrued interest of approximately $2,000. The certificates are intended to be held for investment purposes through their maturity dates that occur in October 2011.  These investments are classified as restricted as they being held as collateral against a note payable to a bank (discussed in Note 18).

ACCOUNTS RECEIVABLE

Credit terms are extended to customers in the normal course of business. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral.

Trade accounts receivable are recorded at their estimated net realizable value. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company’s credit terms. Accounts considered uncollectible are written off. The Company follows a policy of providing an allowance for doubtful accounts, however, based on historical experience, and its evaluation of the current status of receivables, the Company is of the belief that such accounts will be collectible in all material respects and thus an allowance was not considered necessary at December 31, 2010 or 2009.

UNBILLED RECEIVABLES
Unbilled receivables are generated when the revenue from a project has been earned by the Company but has not been formally billed by the Company. The unbilled receivables are recorded at their estimated realizable value. The Company follows a policy for evaluating whether an allowance for doubtful accounts if necessary due to significant timing risks and other risks associated with energy project development.

INVENTORIES
Inventories, consisting primarily of parts and materials relating to the production of small scale wind turbines and large scale turbines purchased for, but not yet allocated to, various construction projects, are stated at the lower of cost or market value.

REIMBURSABLEPROJECT COSTS

Reimbursable project costs represent advances made on behalf of wind farm entities to assist them in the payment of various legal costs, preconstruction project costs, or other temporary advances made during construction.

PROJECT DEVELOPMENT COSTS

Project development costs represent amounts paid by the Company for projects that Juhl Wind is either: (1) the wind farm developer and project owner, (2) a partial project owner, or (3) is the primary beneficiary of the project. In addition, the project advances with respect to the Valley View Transmission, LLC wind farm have been reclassified to project development costs since they were rolled into an equity investment subsequent to year-end, and as such, are not considered reimbursable in nature.  Project development costs are carried as a long-term asset until such time that the Company receives a reimbursement as a part of the permanent debt or equity financing of a commissioned wind farm project, or alternatively, the Company may convert these costs into an investment in the project.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Major betterments and improvements are capitalized, while replacements, maintenance, and repairs which do not improve or extend the life of the respective assets are expensed as incurred. Property and equipment are being depreciated over their estimated useful lives using the straight-line method.

Major categories of property and equipment and their depreciable lives are as follows:

Building and improvements	7-39 Years
Vehicles	5 Years
Machinery and shop equipment	5-7 Years

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

LONG-LIVED ASSETS

Long-lived assets, such as property, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including, but not limited to, discounted cash flow models, quoted market values and third-party independent appraisals.

GOODWILL

The Company previously recorded goodwill that resulted from its business acquisition of the minority interest of NextGen, which occurred in October 2008. Goodwill and other intangible assets with indefinite lives were not amortized, but were instead tested at least annually for impairment. The Company was required to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the fair value of its goodwill and other intangible assets. As a result of this assessment for the year ended December 31, 2009, the Company recorded a goodwill impairment charge of $227,998. No further goodwill was being carried on the balance sheet at December 31, 2010 or 2009.

STOCK OPTION PLANS

Upon issuance of employee stock options on June 24, 2008 (inception date), the Company adopted authoritative guidance relating to “Share-Based Payments.” This guidance requires that all stock-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award. The Company recognizes compensation expense based on the estimated grant date fair value using various option-pricing models.

The Company accounts for stock-based instruments granted to nonemployees under the fair value method. Stock-based instruments usually are recorded at their underlying fair value.  In certain instances, the fair value of the goods or services is used to determine the value of the equity instrument as it is a better measure of fair value.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring or nonrecurring basis adhere to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date
•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
•	Level 3 inputs are unobservable inputs for the asset or liability

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying value of cash, restricted cash, short term investments, accounts receivable, accounts payable, promissory note receivable and payable and other working capital accounts approximates their fair value at December 31, 2010 and 2009, due to the short maturity nature of these instruments.

Except for those assets and liabilities which are required by authoritative accounting guidance to be recorded at fair value in the Consolidated Balance Sheets, we have elected not to record any other assets or liabilities at fair value. No events occurred during 2010 which would require adjustment to the recognized balances of assets or liabilities which are recorded at fair value on a nonrecurring basis.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

The Company has no assets and liabilities measured at fair value on a recurring basis that require disclosure. During 2009, the Company impaired goodwill. This was the only nonfinancial asset that was measured at fair value on a nonrecurring basis during 2009.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: revenue recorded from the development agreements and construction contract revenue; realizability of accounts and promissory notes receivable; valuation of deferred tax assets, stock based compensation and warrants, determination of the primary beneficiary of a variable interest entity, and other contingencies. Revenue from the development agreements is adjusted to reflect actual costs incurred by the project upon the commercial operation date.  Accordingly, actual revenue may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. The Company periodically reviews estimates and assumptions, and the effects of any such revisions are reflected in the period in which the revision is made.

REVENUE RECOGNITION

Turbine Sales and Service:
Turbine sales occur from small scale wind turbines that are internally re-manufactured and sold by the Company, or through purchase and resale of larger scale wind turbines to wind farm project owners. Revenue from the sale of small scale wind turbines are recognized upon shipment to the customer as transfer of ownership, risk of loss and risk of loss have been transferred to the customer.  Deposits received from customers are included as deferred revenue until shipment occurs. Revenues from the sale of larger scale wind turbines are generally recognized in conjunction with the construction services percentage of completion accounting discussed below. Commencement of revenue recognition is only after turbine erection activities have begun.

Turbine services include time-and-material arrangements related to existing installations of wind turbine equipment.  Revenue is recognized upon completion of the maintenance services.

Licensing Revenue
Revenues earned from licensing agreements are amortized using the straight-line method over the term of the agreement.

Wind Farm Consulting, Development and Management Services:
Consulting Services
Consulting services fees are primarily fixed fee arrangements of a short-term duration and are recognized as revenue on a completed contract basis.

Wind Farm Development Services
The Company normally earns a development service fee from each of the wind farm projects that it develops in cooperation with wind farm investors. These development services arrangements are evaluated under authoritative guidance relating to “Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities.

The development services fee revenue is recognized as follows:

•
Proceeds received upon the signing of a Development Services Agreement (generally 10% of the total expected development fee) are amortized over the expected period of the development process, which is generally three years. The amortization period is re-assessed by management as new timelines are established for the project in-service date, and the amortization period is adjusted.

•
The remaining proceeds are allocated to the following deliverables based on vendor specific objective evidence (“VSOE”) of each item: 1) achievement of a signed Power Purchase Agreement (“PPA”) with an electrical utility, and 2) final commissioning of the wind farm turbines.  Management has determined that these deliverables have stand-alone value, and performance of the undelivered services are considered probable and in the control of the Company.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Wind Farm Management Services
Revenues earned from administrative, management and maintenance services agreements are recognized as the services are provided. The administrative and management services agreements call for quarterly payments in advance or arrears of services rendered based on the terms of the agreement. The administrative and management services payments in advance are carried as deferred revenue and recognized monthly as services are performed. Maintenance services are generally billed on a time and materials basis. Revenues from services work are recognized when services are performed.

Wind Farm Construction Services
We recognize revenue on construction contracts on the percentage of completion method with costs and estimated profits included in contract revenue as work is performed. Construction contracts generally provide that customers accept completion of progress to date and compensate us for services rendered measured in terms of units installed, hours expended or some other measure of progress. We recognize revenue on both signed contracts and change orders. A discussion of the treatment of claims and unapproved change orders is described later in this section. Percentage of completion for construction contracts is measured principally by the percentage of costs incurred as part of the balance of plant contract (which excludes the wind turbines) and accrued to date for each contract to the estimated total cost for each contract at completion. We generally consider contracts to be substantially complete upon departure from the work site and acceptance by the customer. Contract costs include all direct material (excluding wind turbines), labor and insurance costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in job performance, job conditions, estimated contract costs and profitability and final contract settlements may result in revisions to costs and income and the effects of these revisions are recognized in the period in which the revisions are determined. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined. The balances billed but not paid by customers pursuant to retainage provisions in construction contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company’s experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

The asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed which management believes will be billed and collected within the next twelve months.  The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized. Costs and estimated earnings in excess of billings on uncompleted contracts are amounts considered recoverable from customers based on different measures of performance, including achievement of specific milestones, or at the completion of the contract.

EARNINGS PER SHARE

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period.  Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares and share equivalents outstanding during the period. As of December 31, 2010, the Company had 223,906 share equivalents outstanding relating to outstanding stock options and warrants. As of December 31, 2009, the Company had 300,550 share equivalents outstanding relating to outstanding share options and warrants. At December 31, 2010 and 2009, the effects of the share equivalents were excluded from the computation of diluted shares outstanding as their effects would be anti-dilutive, due to the Company’s net loss attributable for common stockholders for those periods.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

INCOME TAXES

Deferred income taxes are provided for timing differences between financial statements and income tax reporting, primarily from the use of accelerated depreciation methods for income tax purposes, stock based compensation, accrued liabilities, deferred revenue, completed contract revenue recognition, warranty costs, and net operating losses. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

The Company accounts for income tax uncertainties using a two-step approach to recognizing and measuring tax benefits and liabilities when realization of the tax position is uncertain. The first step is to determine whether the tax positions meet the more-likely-than-not condition for recognition and the second step is to determine the amount to be recognized based on the cumulative probability that exceeds 50%.

The Company recognizes in its consolidated financial statements only those tax positions that are "more-likely-than-not" of being sustained upon examination by taxing authorities, based on the technical merits of the position. The Company performed a comprehensive review of its material tax positions in accordance with recognition and measurement standards. Based on this review, the Company has concluded that there are no uncertain tax positions that would require recognition within the consolidated financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2007. The Company's policy is to recognize interest and penalties related to uncertain tax benefits in income tax expense. The Company has no significant accrued interest or penalties related to uncertain tax positions as of January 1, 2010 or December 31, 2010 and such uncertain tax positions as of each date are insignificant.

RECENTLY ISSUED, BUT NOT YET EFFECTIVE, ACCOUNTING PRONOUNCEMENTS

The Company has reviewed recently issued, but not yet effective, accounting pronouncements and does not expect the implementation of these pronouncements to have a significant effect on its consolidated financial statements.

RECLASSIFICATIONS

Certain reclassifications were made to the previously issued 2009 financial statements in the consolidated statements of operations in order for comparability to the 2010 classifications used. These reclassifications had no effect on net income, operating cash flow, or stockholders’ equity as previously reported.

3.        PRIVATE PLACEMENT OF SERIES A 8% CONVERTIBLE PREFERRED STOCK AND COMMON STOCK WARRANTS

In June 2008, the Company completed a private placement consisting of shares of newly-created series A 8% Convertible Preferred Stock (Series A), and detachable, five-year Class A, Class B and Class C warrants to purchase shares of common stock at an exercise price of $1.25 (Class A), $1.50 (Class B) and $1.75 (Class C) per share.  In total, the Company sold 5,160,000 shares of Series A (convertible at any time into a like number of shares of common stock) and Class A, Class B and Class C warrants to each purchase 2,580,000 shares of common stock, or an aggregate of 7,740,000 shares of common stock. Such warrants were subsequently exercised or exchanged in June 2009 (see Note 4). The Company received net proceeds of $4,567,875, which was allocated to Series A, and all warrants based on their relative fair value as follows:

Convertible Preferred Stock	$3,129,674
Detachable Warrants	$1,438,201

We also issued 2,250,000 shares of the Company’s common stock to Greenview Capital, LLC and unrelated designees at the closing of the transaction in consideration for merger advisory services.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Conversion Rights of Series A

At any time, each share of Series A is convertible into one share of common stock.  However, the number of shares of common stock issuable upon conversion of Series A is subject to adjustment upon the occurrence of certain customary events, including, among others, a stock split, reverse stock split or combination of the common stock; an issuance of the Company’s common stock or other securities as a dividend or distribution on the common stock; a reclassification, exchange or substitution of the common stock; or a capital reorganization of the Company. Additionally, until June 24, 2010, the holders of Series A will have “full-ratchet” anti-dilution price protection, with limited exceptions for issuances under employee benefit plans and pursuant to transactions involving a strategic partner preapproved by the holders on a case-by-case basis. After June 24, 2010, the holders of Preferred Stock will have “weighted average” anti-dilution price protection.

Voting Rights of Series A

Holders of Series A are not entitled to vote their shares with the holders of common stock, except for certain extraordinary corporate transactions, in which case they vote as a separate class. Holders of Series A shall also have any voting rights to which they are entitled by Delaware law.

Liquidation Rights of Series A

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, including a merger or consolidation of the company with or into another company, or any transfer, sale or lease by us of substantially all of the assets, the holders of Series A will be entitled to receive out of the assets available for distribution to stockholders, before any distribution is made to holders of common stock or any other series of the preferred stock, liquidating distributions in an amount equal to $1.20 per share, plus accrued but unpaid dividends, which totaled $5,883,000 including dividends accrued of $99,000 at December 31, 2010.

Redemption Rights of Series A

Series A may not be redeemed by the Company at any time.

Dividends Rights of Series A

Series A will be entitled to receive dividends at a rate of 8% per year, payable quarterly in arrears in cash or shares of common stock. The Company has accrued dividends to Series A totaling $98,542 as of December 31, 2010.

Certain Covenant Rights and Registration Rights of Series A

Series A contains certain negative covenants, such as a limitation on indebtedness, a limitation on increases in executive compensation, an incentive compensation plan not to exceed 10% of the outstanding common equivalent shares, and restrictions on mergers, acquisitions and other fundamental transactions, without the prior written consent of a majority of the holders of Series A, and certain other affirmative covenants.  All covenants expire if Series A position held by its majority original investor falls below 20% of the original Series A position held by it immediately following the closing of the original offering. The Company is also required to issue registered common shares upon conversion of Series A and exercise of the Class A, Class B and Class C warrants. If the underlying shares are not registered as required in the Series A offering document, the Corporation would be required to pay liquidated damages of 2% of the original purchase price per each 30 day period or part thereof for any registration default up to a maximum of 12%.

The Company recorded a liability and corresponding expense at December 31, 2008 in the amount of $258,879 to account for approximated liquidated damages and late fees to the holders of the Series A shares. The liquidated damages and late fees were related to the breach of covenants and rights contained in the Registration Rights Agreement, primarily as a result of the Company’s delay in successfully completing an effective registration statement, and to a lesser extent, the timely payment of quarterly dividends.  The Company and the holders of the Series A shares agreed in writing in March 2009 to pay the $258,879 in the form of shares of common stock issuable over the period April 1 through October 1, 2009.  The Company issued approximately 146,000 shares of common stock in payment of this liability. As of December 31, 2010, there is no remaining liability on the consolidated balance sheet.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

4.        ISSUANCE OF SERIES B CONVERTIBLE PREFERRED STOCK

In June 2009, the Company entered into a Warrant Amendment Agreement with the holders of the Company’s Class A, Class B and Class C warrants, whereby the holders and the Company agreed that such warrants would be exercisable solely for the Company’s new Series B Convertible Preferred Stock (Series B). In conjunction with this agreement, the holders of all classes of warrants exchanged their warrants, cash of approximately $2,339,000 and a subscription receivable totaling approximately $197,000 for 6,607,006 shares of the Company’s Series B. The subscription receivable was paid in full on December 31, 2009.

Series B contains the following terms:

Conversion Rights of Series B

At any time, each share of Series B is convertible into one share of common stock. However, the number of shares of common stock issuable upon conversion of Series B is subject to adjustment upon the occurrence of certain customary events, including, among others, a stock split, reverse stock split or combination of common stock; an issuance of common stock or other securities as a dividend or distribution on the common stock; a reclassification, exchange or substitution of the common stock; or a capital reorganization of the company.

Voting Rights of Series B

Holders of Series B are not entitled to vote their shares with the holders of common stock, except for certain extraordinary corporate transactions, in which case they vote as a separate class. Holders of Series B shall also have any voting rights to which they are entitled by Delaware law.

Liquidation Rights of Series B

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the company, the holders of Series B will be entitled to receive out of assets available for distribution to stockholders, a pro rata liquidating distribution on a pari passu basis with holders of the Company’s common stock based on the number of shares convertible from the then outstanding Series B shares.  Liquidation does not include a change in control transaction or a merger or consolidation of the Company, any sale of all or substantially all of its assets in one transaction or series of related transactions, or any tender offer or exchange offer to which the holders of common stock are permitted to tender or exchange their shares for other securities, cash or property. Liquidation Rights of Series A is expressly senior to the rights of Series B.

Redemption Rights of Series B

Series B may not be redeemed by the Company at any time.

Dividends Rights of Series B

Series B has no cumulative preferred dividend provisions. Series B shall participate in any dividends declared and paid by Juhl on its common stock on an as-converted basis.

Anti-Dilution Rights of Series B

Series B contains provisions whereby at any time at least 25% of the Series B is outstanding, the Company may not issue rights, options or warrants to all holders of common stock entitling them to subscribe for or purchase shares of common stock at a price per share that is lower than the volume weighted average price on the date of the Series B agreement without issuing the same rights, options or warrants to all Holders on an as-converted to common stock basis.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

5.        WARRANT LIABILITY

Upon adoption of new accounting guidance on January 1, 2009, the Company evaluated whether its warrants or convertible preferred stock contain provisions that protect holders from declines in the stock price or otherwise could result in modification of the exercise price and/or shares to be issued under the respective warrant or preferred stock agreements based on a variable that is not an input to the fair value of a “fixed-for-fixed” option. The Company determined that the all of the outstanding warrants (until June 29, 2009 upon which all such warrants were either exercised or exchanged) contained such provisions thereby concluding they were not indexed to the Company’s own stock and must be treated as a derivative liability.  Prior to January 1, 2009, the warrants were considered equity instruments.  The Company determined that while its convertible preferred stock (Series A and Series B) contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation or liability treatment.

The Company, beginning on January 1, 2009, recognized these warrants as liabilities at their respective fair values on each reporting date. The cumulative effect of the change in accounting for these instruments of $12,576,816 was recognized as an adjustment to the opening balance of stockholders’ equity at January 1, 2009. In addition, the carrying value of Series A was reduced by $529,133 due to the initial valuation allocated to preferred stock was determined using the relative fair value of Series A and the related warrants issued in the original transaction.  Series A would have been valued using its residual value as the full fair value of the warrants would have had to been first allocated from the net proceeds of the transaction and then the remainder to the value of convertible preferred stock.  During the year ended December 31, 2009, the Company recognized a gain of $2,198,671 related to this warrant liability representing the reduced fair value of this liability compared to the January 1, 2009 adoption date of this guidance. No gain or loss was recognized in 2010 relating to the warrant liability.

As discussed in Note 4,the conversion of all classes of warrants to Series B eliminated the derivative accounting related to the warrant liability. Therefore, the warrants that were accounted for as a warrant liability were reclassified to stockholders’ equity at its then-current fair value at the date of the exchange.  Prior to the exchange, the Company re-measured the fair value of these instruments as of June 29, 2009, and recorded an $848,966 gain to the statement of operations for the three month period ended June 30, 2009 as the fair value of the warrant liability decreased to $10,378,145.  This amount is included in stockholders’ equity as a component of the carrying value of Series B. At the end of the first quarter on March 31, 2009, the Company recognized a gain of $1,349,705 related to this warrant liability representing the reduced fair value of this liability at March 31, 2009 compared to the January 1, 2009 adoption date of this guidance.

The Company determined the fair value on June 29, 2009 of the warrant liability using various option valuation models. The Company has no warrants outstanding at December 31, 2010 or 2009 that required derivative accounting.

 6.       PROMISSORY NOTE RECEIVABLE

In November 2009, JEDI entered into a Development and Construction Services Agreement (the “Development Agreement”), with a wind project.  Under the Development Agreement, the Owner contracted with JEDI for the development, design, construction, installation, and financing of the project’s balance of plant. The Project’s balance of plant involved the installation of ten 2.0 MW wind turbine generators, which were subject to a Turbine Supply Agreement between the project owner and the turbine supplier. JEDI agreed to take a promissory note for a portion of the expected $8.5 million construction cost of the project together with a security interest that is junior to the turbine supplier. JEDI’s primary subcontractor also agreed to assist JEDI in its financing by deferring payment of its services through the acceptance of a promissory note until permanent financing was placed on the project.  As a part of this Development Agreement, the primary subcontractor’s note was initially required to be paid within 180 days of the project’s mechanical completion date (or approximately August 29, 2010), and if this did not occur, the subcontractor had the option to exercise legal rights to demand payment from JEDI only as it relates to Juhl’s rights to its promissory note and its Development Agreement, including a right of foreclosure on the note delivered to JEDI by the project owners, which could, in turn, allow for conversion of amounts to project equity by JEDI or its primary subcontractor. The substantial completion of the project occurred in February 2010 and the primary subcontractor did not elect to enforce any of its rights to its promissory note due to the lack of payment.  In October 2010, payments of approximately $2,625,000 were collected by the Company on this note which was in turn paid to the Company’s subcontractor.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

At December 31, 2010, the balance of the Promissory Note Receivable was $5,264,093, including 8% accrued interest thereon.  As discussed further in the Subsequent Events footnote (Note 26), the project owner closed on its project equity financing in March 2011 and simultaneously agreed to enter into a new credit agreement to replace the previous secured vendor financing arrangements with the turbine supplier and JEDI. The carrying amount of the Promissory Note Receivable reflects the net realizable value of the note arrangement at December 31, 2010 as a result of the new financing arrangement, which includes a reduction in the value of the note receivable of approximately $635,000 in 2010. The reduction in value also occurred in the valuation of the promissory note payable to the primary subcontractor, and as such there was no effect on net income in 2010.

7.        CONCENTRATIONS, RISKS AND UNCERTANTIES

The Company derived approximately 79% of its revenue in 2010 from five customers as a result of the construction and turbine sales and service activities, and 78% of its revenue in 2009 were from sales to two customers. At December 31, 2010, and 2009, 97% and 95% of the Company's accounts receivable were due from one and two customers, respectively.

8.        ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31, 2010	December 31, 2009
Wind farm development/management	$23,284	$310,108
Construction contracts	3,165,787	-
Turbine sales and service	9,561	1,307,866
Total	$3,198,632	$1,617,974

 9.       INVENTORIES

Inventories consist of the following:

	December 31, 2010	December 31, 2009
Materials and supplies	$242,901	$298,145
Wind turbines - construction contracts	1,393,333	-
Work-in-progress	-	54,265
Total	$1,636,234	$352,410

10.      PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2010	December 31, 2009
Land	$18,700	$17,500
Building and improvements	288,218	238,120
Equipment, including vehicles	414,940	380,856
Construction in progress	58,903	31,030
Subtotal	780,761	667,506
Less accumulated depreciation	(291,872)	(237,467)
Total	$488,889	$430,039

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

11.      CONSTRUCTION CONTRACTS

The status of construction contracts is as follows:

	December 31, 2010	December 31, 2009
Costs incurred on uncompleted contracts	$10,914,418	$8,692,761
Deferred turbine costs	-	249,500
Estimated earnings	751,164	412,840
Less: billings to-date	(11,004,164)	(8,586,031)
Totals	$661,418	$769,070

Included in the accompanying balance sheet under the following captions:

	December 31, 2010	December 31, 2009
Costs and estimated earnings in excess of billings	$661,418	$769,070

12.      INCOME TAXES

The Company files a consolidated tax return inclusive of each of its wholly-owned subsidiaries, JESI, JEDI, JAI and NextGen.  The Company’s provision for income taxes includes only the effects of operating activities subsequent to the dates of acquisition as disclosed in Note 1 above, since each of the entities had elected Subchapter S status for all periods prior to acquisition. Upon acquisition, the Subchapter S elections were automatically terminated.

The Company has recorded deferred tax assets and liabilities arising from the anticipated timing differences recorded in the consolidated financial statements and income tax returns for various accrued expenses, accounting methods used in computing depreciation and revenue recognition and benefits from net operating loss carryforwards.

The components of the deferred income tax asset and liability as of December 31, 2010 and 2009 are as follows:

	2010	2009
Current deferred income tax asset:
Accrued vacation and officer’s compensation	178,000	$12,000
Reserves for warranty	18,000	26,000
Net operating loss carryforward	1,310,000	440,000
Less valuation allowance	-	(268,000)
Total	1,506,000	$210,000

Non-current deferred income tax asset:
Stock compensation expense	667,000	$431,000
Deferred revenue/other	390,000	224,000
Net operating loss carryforward	-	310,000
Less valuation allowance	(681,000)	(320,000)
Total	376,000	$645,000
Current deferred income tax liability:
Completed contract accounting	$217,000	$165,000

Non-current deferred income tax liability
Depreciation	$28,000	$31,000

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Deferred income taxes are presented on the balance sheet under the following captions at December 31:

	2010	2009
Net current assets	$1,289,000	$45,000
Net noncurrent assets	348,000	614,000
Total	$1,637,000	$659,00

In assessing the realization of deferred tax assets, the Company’s management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  The Company’s management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of December 31, 2010 and 2009, a valuation allowance of $681,000 and $588,000, respectively, has been recognized for deferred tax assets.

At December 31, 2010 the Company has approximately a $3.2 million federal net operating loss carryforward which will expire in the year 2029.

The following represents the reconciliation of the statutory federal tax rate and the effective tax rate for the years ended December 31, 2010 and 2009:

	2010		2009
Statutory tax rate	$(919,000)	34.0%	$(120,396)	34.0%
States taxes, net of federal benefit	(162,000)	6.0	(21,246)	6.0
Nontaxable income and non-deductible expenses	7,000	(.3)	(765,050)	216.1
Other, net	3,000	(.1)	95,692	(27.0)
Increase in valuation allowance	93,000	(3.4)	588,000	(166.1)
	$(978,000)	36.2%	$(223,000)	63.0%

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

13.      PROMISSORY NOTES PAYABLE

Promissory Notes Payable consists of the following:

	2010	2009

Note payable to a construction subcontractor, including interest at 8%, secured by the Company’s rights in its Development and Construction Services Agreement from underlying project and guaranteed by Juhl Wind parent company. Subsequent to December 31, 2010, the balance was converted to a note directly between the subcontractor and the project (see Note 26) and Juhl was released from further guarantee obligations on this note	$5,264,093	$7,149,912

Note payable to a turbine supplier, including interest at 6%, payable within 180 days of the project commissioning date (such date expected to be June 15, 2011); secured by Company’s first secured rights arising out of its Development and Construction Services Agreement with the underlying project	2,628,063	-

Note payable to a construction subcontractor, including interest at 8%, payable upon 180 days of reaching the mechanical completion date as defined in the underlying balance of plant construction agreement; secured by Company’s rights in its Second Amended Development and Construction Services Agreement from underlying project. Subcontractor has option to convert into project equity.	2,435,852	-
Totals	$10,328,008	$7,149,912

All amounts are classified as current liabilities on the balance sheet at December 31, 2010 and 2009, respectively.

14.      STOCK-BASED COMPENSATION

The Company has a incentive compensation plan to provide stock options, stock issuances and other equity interests in the Company to employees, directors, consultants, independent contractors, and advisors of the Company and other person who is determined by the Committee of the Board of Directors of the Company to have made (or expected to make) contributions to the Company. As of December 31, 2010, the Company has 1,657,111 shares available for award under the plan.

Stock Options

The Company has outstanding grants to key employees and directors of the Company, 1,240,000 options to purchase common shares under the above plan.  In addition, the Company issued an additional 500,000 stock options to a director in June 2009 outside of the plan. The outstanding stock options carry an exercise price ranging from of $1.00-$2.11 per share and expire ten years from the date of grant.  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions, underlying price ranging from $1.00 to $3.05, dividend yield of 0%, expected volatility ranging from 96% to 104%, risk-free interest rate of 4%, and average expected life of 6 years. Based on pricing model, the company expensed approximately $590,000 and $818,000 of stock compensation in the year ending December 31, 2010 and 2009, respectively.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

A summary of the Company’s stock option plan as of December 31, 2010 and 2009 and changes during the period then ended is listed below:

Outstanding at January 1, 2009	620,000
Granted	1,200,000
Exercised	-
Expired	-
Forfeited	(75,000)
Outstanding at December 31, 2009	1,745,000

Options exercisable at the end of the period	554,147

Outstanding at January 1, 2010	1,745,000
Granted	25,000
Exercised	-
Expired	-
Forfeited	(30,000)
Outstanding at December 31, 2010	1,740,000

Options exercisable at the end of the period	1,095,414

As of December 31, 2010, there was approximately $469,000 total unrecognized compensation expense cost.  This cost is expected to be recognized over a weighted-average period of 2 years.

Warrants

The Company has issued common stock warrants to individuals or firms for consulting and investor relations services. A summary of the warrants are as follows:

Issue date	Number of warrants	Expiration Date	Exercise Price per share
December 2008	50,000	June 2013	$7.00 - $10.00
December 2009	100,000	December 2014	$1.25
Total	150,000

All of the warrants are vested and allow the holder to purchase common stock at the exercise prices shown above.  To determine fair value of the warrants issued for the purposes of measuring expense, the Company uses various valuation models. The Company recognized stock compensation expense to non-employees of approximately $0 and $164,000 during the years ended December 31, 2010 and 2009, respectively.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

15.      FAIR VALUE MEASUREMENTS

There were no assets or liabilities at December 31, 2010 that were measured at fair value using significant unobservable inputs (Level 3). The reconciliation of beginning and ending balances for financial assets and liabilities measured at fair value using significant unobservable inputs (Level 3) at December 31, 2009 are as follows:

Warrant liability

Beginning Balance, January 1, 2009	$-
Recognition upon adoption of ASC 815-40	12,576,816
Gain on warrant liability fair value adjustment	(2,198,671)
Reclassification to equity (see Note 5)	(10,378,145)
Ending Balance, December 31, 2009	$-

Total unrealized gain included in earnings during 2009 which are attributable to the change in unrealized gains or losses related to liability no longer held at the reporting date	$2,198,671

The Company’s Level 3 liability as of December 31, 2009 consists of the common stock warrants held by the preferred shareholders subject to redemption discussed in Note 5.  The fair value of the liability for the preferred stock warrants subject to redemption is estimated using various option pricing models using internal observable and unobservable market input assumptions.

During 2009, goodwill was deemed to have no implied value after the Company completed its valuation analysis.  The resulting impairment charge of $227,998 was included in earnings during the fourth quarter of 2009.  The Company used a discounted cash flow model for the reporting unit.  Management judgment was required for developing the assumptions for the discounted cash flow model.  The model requires significant unobservable inputs, which are level 3 under the fair value hierarchy.

16.      LICENSING ARRANGEMENT

In July 2009, NextGen entered into a non-exclusive Manufacturing License and Reseller agreement with an unrelated company. The agreement provides that NextGen will license its small turbine technology and, among other things, grants a right to manufacture units over a twenty year period. The agreement also provides for exclusive distribution rights in certain areas of the United States.  During 2009 and 2010, NextGen received payments of $1 million for granting these rights under this agreement.  Revenue is being amortized over the twenty year period.   For the year ended December 31, 2010 and 2009, licensing revenue of approximately $50,000 and $21,000, respectively, is included in revenue in the consolidated financial statements.  Deferred licensing revenue of approximately $929,000 and $512,000 is included on the balance sheet in deferred revenue as of December 31, 2010 and 2009, respectively.

17.      BUSINESS SEGMENTS

The Company groups its operations into two business segments–Wind Farm Development, Construction, and Management and Consumer-owned Renewable Energy products.  The Company's business segments are separate business units that offer different products. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. Corporate assets include: cash and cash equivalents, short-term investments, deferred income taxes, and other assets.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

The following is information for each segment for the years ended December 31, 2010 and 2009:

	Wind Farm Development, Construction, and Management	Consumer- Owned Renewable Energy	Consolidated
For the Year Ending December 31, 2010

Wind farm development/management	$490,266	$3,304	$493,570
Turbine sales and service	275,004	770,295	1,045,299
Related party revenue	325,764	-	325,764
Construction contact revenue	4,396,947	6,563	4,403,510

Total revenue	5,487,981	780,162 577,300	6,268,143

Loss from operations	(2,271,362)	(475,247)	(2,746,609)
Other expense, net	(10,165)	(21,391)	(31,556)
Loss before income tax benefit	$(2,281,527)	$(496,638)	$(2,778,165)

Identifiable assets at December 31, 2010	$14,296,025	$344,796	$14,640,821
Corporate assets			3,452,040
Total assets at December 31, 2010			$18,092,861

	Wind Farm Development, Construction, and Management	Consumer- Owned Renewable Energy	Consolidated
For the Year Ended December 31, 2009
Wind farm development/management	$910,473	$24,939	$935,412
Turbine sales and service	1,166,640	1,322,590	2,489,230
Related party revenue	299,084	-	299,084
Construction income	7,939,399	11,206	7,950,605
Other	1,810	-	1,810
Total revenue	$10,317,406	$1,358,735	$11,676,141

Loss from operations	$(2,175,568)	$(424,775)	$(2,600,343)
Other income (expense), net	2,274,943	(28,706)	2,246,237

Income (loss) before income tax benefit	$99,375	$(453,481)	$(354,106)

Identifiable assets at December 31, 2009	$11,035,600	$932,842	$11,968,442
Corporate assets			4,844,158
Total assets at December 31, 2009			$16,812,600

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

18.      BANK NOTES PAYABLE

NextGen obtained short-term financing under the following bank note arrangements for the years ended December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Note payable to bank, due July 2010, interest payable monthly at 5%, collateralized by certificates of deposit, refinanced with the note below.	$-	$416,853

Note payable to bank, interest payable monthly at 5%, collateralized by certificates of deposit, due April 2011.	411,167	-
	$411,167	$416,853

The weighted average interest rate for December 31, 2010 and 2009 was 5%, respectively. Interest expense for the years ended December 31, 2010 and 2009 approximated $21,400 and $28,700, respectively.

19.      TRANSACTIONS WITH RELATED PARTIES

The Company provides wind farm management services to entities that are controlled by the Company’s Chief Executive Officer and family members. This revenue is shown on the face of the consolidated statement of operations as related party revenue. The fees are billed at rates similar to fee structures charged to unrelated parties.

20.      OPERATING LEASE

The Company rents executive office space under a lease arrangement that expires October 31, 2011. The Company also rents additional storage space and the land on which the corporate office is located from two unrelated parties on a month-to-month basis. The rent expense under these arrangements was $38,000 and $8,700 for the years ended December 31, 2010 and 2009, respectively. In 2011, the Company has a minimum lease payment of $30,000.

21.      CONTRACTS, COMMITMENTS, AND CONTINGENCIES

Construction Services Agreements

The Company enters into construction services agreements with third parties for the construction of wind projects. The construction services agreements provide for a fixed price, subject to change orders pursuant to changes in work scope or work conditions. The construction fees are generally billable on a monthly basis. At December 31, 2010, the Company was actively constructing or managing the construction of four wind farm projects in Minnesota with a combined estimated contract value of $8.6 million.

Development Agreements

The Company enters into development agreements with third parties for the development of wind projects. The development agreements call for development fees ranging from 3% to 5% of the total project cost. The development fees are generally paid by the project owners in installments: upon signing of the development agreement (ranging from 2-10% of the fee), signing of the power purchase agreement (approximately 5% of the fee), upon availability of funding and signing of the PPA (approximately 40% of the fee), and the remaining 50% is due at the commercial operation date of the project. As of December 31, 2010 and 2009, the Company was involved with various development agreements at different stages within the contracts. The Company was also involved with several new projects for which development agreements have not been signed.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Turbine Supply

The Company may enter into turbine supply agreements whereby it will purchase large commercial scale wind turbines from turbine equipment suppliers and resell the components to wind project owners. The Company incurs risks of ownership during the course of shipment and delivery to the project site. The Company passes through the warranty and performance obligations of the manufacturer onto the project owners. At December 31, 2010, the Company had delivered one large commercial scale turbine (approximately $1.3 million cost) to one wind project owner.  In addition, the Company periodically refurbishes and sells small commercial scale wind turbines under turbine supply agreements with small rural businesses and individuals.

Management Agreements

The Company has three agreements in place for operational wind projects to perform management services for those projects. The agreements provide monthly management fees equal to 2% of the project’s gross sales. These agreements also provide payments for general and administrative fees, maintenance fees, and any other out-of-pocket expenses for the project. The contracts expire at various dates through 2015. The agreements may be terminated by the wind farm upon the last day of the month that is at least 30 days after the Company has received written notice of the intent to terminate the agreement.

Administrative Services Agreements

The Company has four agreements in place for operational wind projects to perform administrative services for those projects. These agreements provide quarterly payments in advance or in arrears of services performed. Payments range from $4,000 to $5,000 per quarter, and will continue through the change of percentage ownership date, as defined by the administrative services agreements, and will be renewed annually without any additional action. The agreements may be terminated by the wind farm upon at least 90 days written notice to the Company.

22.     VARIABLE INTEREST ENTITIES

Generally accepted accounting principles provide a framework for identifying variable interest entities (VIE’s) and determining when a company should include the assets, liabilities, non-controlling interest, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.   A VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE.  A variable interest holder that consolidates the VIE is called the primary beneficiary.  Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

The Company’s evaluation of whether it qualifies as the primary beneficiary of VIEs is highly complex and involves significant judgments, estimates and assumptions. The Company generally utilizes expected cash flow scenarios to determine the Company’s interest in the expected losses or residual returns of VIEs and perform qualitative analysis of the activities that most significantly impact the VIEs’ economic performance and whether we have the power to direct those activities.

Non-Consolidated Variable Interest Entities

Grant County Wind
As more fully described in Note 6, Juhl Energy Development (JEDI) entered into a Development and Construction Services Agreement in November 2009 with a limited liability company which was formed to own the Grant County wind farm  project in Minnesota.  Under this agreement, JEDI contracted with the existing owners of the wind farm project for the development, design, construction, installation, and construction period financing of the project’s balance of plant. JEDI agreed to take a promissory note for a portion of the expected $8.5 million construction cost of the project together with security interest that is junior to the turbine supplier. JEDI’s primary subcontractor has also agreed to assist JEDI in its financing by deferring payment of its services through the acceptance of a promissory note until permanent financing is placed on the project.  The Company does not maintain any ownership interest in the entity. The Company has determined that this limited liability company is a VIE.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

A major wind turbine manufacturer has also accepted a note receivable for approximately $30 million from this limited liability company as their turbines were being constructed on the wind farm.  The turbine manufacturer has more risk exposure as it relates to this entity and has been granted certain decision rights, superior to JEDI, that most significantly impact the economic performance of the limited liability company. Based on this analysis, JEDI has determined that the wind turbine manufacturer is the primary beneficiary for this VIE.

At December 31, 2010, the Company held the following investments that were evaluated against the criteria for VIE consolidation and determined that it is not the primary beneficiary of the investments and therefore consolidation in the Company’s consolidated financial statements is not required:

Asset types	Purpose	Book Value	Market Value
Promissory note receivable	Construction contract note with owners	$5,264,093	$5,264,093
Reimbursable project costs	Cost advances to wind farm project	334,204	334,204
Costs and profits in excess of billings	Construction contract	661,418	661,418
Promissory note payable	Construction contract note with subcontractor	(5,264,093)	(5,264,093)

Valley View Transmission, LLC
In June 2010 (and as amended in December 2010),   JEDI entered into a Development and Construction Services Agreement with a limited liability company which was formed to own the Valley View wind farm project in Minnesota.  Under this agreement, JEDI contracted with the existing owners of the wind farm project for the development, design, construction, installation, and construction period financing of the project’s balance of plant.  JEDI began construction of the wind farm in fourth quarter 2010 for the expected $4.2 million balance of plant construction cost of the project, of which $3.1 million was stored and completed to-date at December 31, 2010.  JEDI’s primary subcontractor has also agreed to assist JEDI in its financing by deferring payment of its services through the acceptance of a promissory note until permanent financing is placed on the project but no more than six months from mechanical completion of the project.  The Company did not maintain any ownership or voting interest in the entity at year-end.  The Company has determined that this limited liability company is a VIE.

In making a determination of whether the Company is the primary beneficiary in this VIE for purposes of the consolidated financial statements as of December 31, 2010, the Company notes that JEDI did not have any power (explicit or implicit) to direct the activities of Valley View that most significantly impact the economic performance of the project entity. JEDI did not have any equity ownership as of December 31, 2010 and did not have any voting rights assigned to it.  JEDI, or any employee or owner of JEDI was also not acting as management for Valley View.  Valley View had rights and power to terminate the agreement with JEDI at any time. At no time during the design or setup of Valley View was JEDI expected to be, or desired to be, in a position of control. Based on these judgments, JEDI is not considered the primary beneficiary for this VIE.

In February 2011, Valley View executed an equity agreement with the turbine supplier and JAI whereby the turbine supplier became approximately a 52% majority controlling interest in this limited liability company. In March 2011, the construction loan and bridge loan financing was completed and the turbine supplier formally agreed to provide a guarantee of the $10 million construction loan portion of the financing.   The turbine supplier would replace the original equity owners as the primary beneficiary at that time.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

At December 31, 2010, the Company held the following investments that were evaluated against the criteria for consolidation and determined that it is not the primary beneficiary of the investments and therefore consolidation in the Company’s consolidated financial statements is not required:

Asset types	Purpose	Book Value	Market Value
Accounts receivable	Construction contract note with owners	$3,115,787	$3,115,787
Project development costs	Cost advances to wind farm project	285,073	285,073
Accounts payable	Amounts due on retainage	138,338	138,338
Promissory note payable	Construction contract note with subcontractor	(2,435,852)	(2,435,852)

Consolidated Variable Interest Entities

Winona County Wind
JEDI entered into a Development and Construction Services Agreement in November 2010 with a limited liability company, Winona County Wind, LLC (“WCW”), which was formed to own a wind farm  project in Minnesota.  Under this agreement, JEDI contracted with the existing owners of the wind farm project for the development, design, construction, installation, and construction period financing of the project’s wind turbines and balance of plant.  JEDI agreed to take a promissory note for the expected $4 million cost of the wind turbines and construction costs of the project. The Company maintains a first security interest in all of the WCW assets and also received a pledge of the membership interests of the existing owners.  The Company has determined that this limited liability company is a VIE.

The Company has determined that this limited liability company is a VIE for which the Company is the primary beneficiary as a result of our implicit power to direct the activities of the entity and the existing ownership and therefore significantly impact the economic performance of WCW.

At December 31, 2010, the following table summarizes the assets and liabilities of WCW in our consolidated financial statements:

Account	Purpose	Assets	Liabilities
Project Development Costs	Construction costs in-progress	$2,228,332	$2,228,332
Accounts Payable	Amounts due to service providers	25,650	25,650

23.      LEGAL PROCEEDINGS

In March 2011, a complaint was filed by a freight supplier claiming that the Company has not paid amounts due under contractual arrangements for delivery of wind turbine generator components along with additional unreimbursed costs in that regard. The Company has accrued all costs in the complaint in the accompanying consolidated balance sheet and believes that it has counterclaims such that any settlement in this matter will not have a material effect on the financial position or operations of the business.

24.      STOCK REPURCHASE PROGRAM

In October 2010, the Company’s Board of Directors authorized a stock repurchase program which would allow the Company to purchase up to $200,000 of its common stock.   The expiration of the program was originally December 31, 2010, but was subsequently extended to March 31, 2011 through board approval in January 2011.

The repurchase plan is being carried out in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Act").     The repurchase program allows the Company to execute trades in the open market during periods when it would ordinarily not be permitted to do so because of its possible possession of material non-public information, because of insider trading laws or due to self-imposed trading blackout periods. A broker chosen by the Company has the authority, under the prices, terms and limitations set forth in the plan. The number of shares to be repurchased and the timing of the repurchases are based on the level of available cash and other factors, including market conditions, the terms of any applicable 10b5-1 plans and self-imposed black-out periods.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

During the period from October through December 31, 2010, the Company repurchased 57,980 shares of Juhl common stock in the open market at a cost of $73,926, or an average purchase price of $1.28 per share. The purchases are reflected in Stockholders’ Equity under the caption Treasury Stock.

25.      LIQUIDITY

Certain events have transpired subsequent to December 31, 2010 that have significantly enhanced our balance sheet liquidity.  In March 2011, we received approximately $2.5 million in cash from equity funding proceeds relating to development fees for three of our completed wind farm development projects, and expect to receive an additional $1.9 million in cash in April 2011 as a remaining installment in development fees.  In addition, we received $1 million in cash in March 2011 from a project owner for development work performed to-date and this amount is being treated as an advance in the form of a loan until the project is completed or sold.

26.      SUBSEQUENT EVENTS

Grant County Wind Project (“GCW Project”).
On March 9, 2011, The GCW Project sold 99% of new membership interests to a new equity investor. As a part of that transaction closing,  proceeds of $750,000 were used to pay down the promissory note balance with the GCW project, of which the  Company received approximately $242,000 directly in cash and in addition, a payment of $508,000 that was paid by agreement of the parties directly to our primary subcontractor holding the promissory note payable.  Also in conjunction with this equity investment, JEDI, along with the project turbine supplier and our primary subcontractor, agreed to a new credit facility to act as temporary lenders to the project until a permanent take-out loan is completed.  The new credit facility terminated the previous vendor note financing structures that had been put in place in 2009 by the turbine supplier, JEDI and its primary subcontractor (the ‘Development Partners”).  Effective March 2011, new promissory notes were created for each of the development partners under the new credit agreement with the project company.  Each development partner shall receive proceeds upon receipt of the permanent take-out loan proceeds pursuant to the terms of an intercreditor arrangement, and in the interim, the development partners will receive a quarterly payment of principal and interest on their respective promissory note.  The development partners have received a first security interest in project assets. The effect of the foregoing transactions required the Company to reduce the December 31, 2010 balance of our promissory notes receivable and the promissory note payable by approximately $635,000 with no effect on our net income since our primary subcontractor also agreed to the reduced amount of note proceeds.  The aforementioned cash payment received upon closing, along with the Company’s $1.76 million promissory note from the new credit facility will result in the revenue recognition of a project development fee of approximately $1.34 million in first quarter 2011. In addition, the promissory note payable to our primary subcontractor will have been deemed to be satisfied.

In conjunction with the new credit facility, the Company has agreed for a limited period of time to indemnify the new equity investor with respect to certain representations and warranties made in conjunction with the equity purchase,  including potential liabilities for Section 1603 Treasury Grant recapture or tax liabilities attributable to the period prior to the closing date.  Also, the Company has guaranteed the payment obligation from Grant County to our primary subcontractor until such obligations are satisfied.  As of March 2011, the remaining obligation is approximately $4,756,000.

Valley View Project.
On February 16, 2011, JAI became an equity investor (48% ownership) in a limited liability company that owns 99% of the limited liability company that owns the Valley View project.  This equity investment occurred simultaneously with the project’s turbine supplier who holds the 52% controlling interest.  The Company’s initial equity investment of approximately $478,000 occurred on March 3, 2011 and was funded by the Company’s previous cash advances to the Valley View project along with a conversion of part of our receivables.   Within the membership control agreement, JAI has an obligation to purchase all, but not less than all, of the 52% controlling interest within two years after the Valley View commercial operation date as a result of a put option available to the controlling shareholder.

JUHL WIND, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

On March 3, 2011, the Valley View project closed on a construction and bridge loan debt financing of $13 million with a bank. As a part of the closing, Juhl Energy was required to subordinate its rights under its Second Amended Development and Construction Services Agreement and to pledge its membership interests to the bank as collateral. Also in conjunction with the loan closing, Juhl Energy’s trade receivables of approximately $3.49 million were transferred to a subordinated promissory note. The lender also required a minimum equity capital contribution which essentially requires Juhl to provide the full equity commitment on the project upon the demand of the lender. Juhl intends to raise outside equity capital and to utilize the Section 1603 Treasury Grant program in satisfying the minimum equity contribution commitment.  The Company in its role is continuing to assist the project LLC in completing the project and raising the remaining equity contribution required and we expect to complete all of this work by the end of May, 2011.  After completing this work, we anticipate full payment on our promissory note.

Meeker County Projects.
In March 2011, JEDI completed the development of two Meeker County wind projects, named Adams and Danielson, with which the Company has Development Services and Construction Advisory services agreements.  The Meeker County projects received equity funding upon declaring initial commercial operation and as such, JEDI received payment for 50% of its fees related to the development services agreements (approximately $1.8 million) along with approximately $450,000 of additional proceeds for construction management services. The Company expects to receive the remainder of its earned development fees of approximately $1.8 million in April 2011. The $3.6 million of development fee revenue will be recognized in first quarter 2011.

Crofton Hills Project.
On March 1, 2011, the Company entered into an amendment to its existing Development Services Agreement with the limited liability entity that owns the Crofton Hills project. As a result of the amendment, the Company agreed to sell the rights to its development work performed to-date for $2,250,000, subject to the owner’s ability to achieve a purchase and sale agreement for the overall project.  The owner has secured an initial letter agreement for such sale with an experienced large energy company and Juhl is assisting in finalization of the sale agreement.  It is expected to be completed by May of this year and the Company is expected to serve as a co-developer of the project after the sale is completed.  Also, in conjunction with this amendment, the project owners paid the Company an advance of $1,000,000 in cash. The advance is in the form of a loan and is intended to be an advance on the sale of the development work to-date.  In the event that owner is not successful in achieving the purchase and sale agreement for the overall project, the loan must be repaid to the owners at the time that the underlying project eventually achieves commercial operation.  The Company is expected to continue in a development role in the project until commercial operation, and the agreement with the owners also includes a provision that the Company will advance $500,000 on December 31, 2011 to the project owner in the event that the project has not yet achieved commercial operation at that time.

JUHL WIND, Inc.

 10,000,000 Shares of Common Stock

PROSPECTUS

May 13, 2011